                                             As filed pursuant to Rule 424(b)(4)
                                                      Registration No. 333-34234

PROSPECTUS

                                7,000,000 SHARES

                                     [LOGO]

                                 H POWER CORP.

                                  COMMON STOCK

--------------------------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering 7,000,000 shares of our common stock. No public market currently exists for our common stock.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "HPOW."

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. "RISK FACTORS" BEGIN ON
PAGE 5.

                                                 PER SHARE                   TOTAL
                                          ------------------------  ------------------------
Initial Public Offering Price...........           $16.00                 $112,000,000
Underwriting Discount...................           $ 1.12                 $  7,840,000
Proceeds to H Power.....................           $14.88                 $104,160,000

Our selling stockholders have granted the underwriters a 30-day option to purchase up to 1,050,000 shares of common stock to cover over-allotments, if any.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares to purchasers on or about August 14, 2000.

--------------------------------------------------------------------------------
LEHMAN BROTHERS
        CIBC WORLD MARKETS
                DEUTSCHE BANC ALEX. BROWN
                        JOSEPHTHAL & CO. INC.
                                FIDELITY CAPITAL MARKETS
                                  A DIVISION OF NATIONAL
                                  FINANCIAL SERVICES CORPORATION

August 9, 2000

                               [GRAPHICS OMITTED]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      5
Forward Looking Statements..................................     12
Use of Proceeds.............................................     13
Dividend Policy.............................................     13
Capitalization..............................................     14
Dilution....................................................     15
Selected Financial Data.....................................     16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     17
Business....................................................     25
Management..................................................     43
Certain Relationships and Related Transactions..............     50
Principal and Selling Stockholders..........................     54
Description of Capital Stock................................     57
Shares Eligible for Future Sale.............................     60
United States Tax Consequences to Non-U.S. Holders..........     62
Underwriting................................................     65
Legal Matters...............................................     69
Experts.....................................................     69
Where You Can Find Additional Information...................     69
Index to Financial Statements...............................    F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

    Until September 4, 2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS." OUR FISCAL YEAR ENDS MAY 31.

                                  OUR COMPANY

    H Power is a leading fuel cell development company. We believe that we were the first to complete a commercial sale of proton-exchange membrane, or PEM, fuel cell systems. Our PEM fuel cells are designed to provide electricity for a wide range of stationary, portable and mobile applications. We believe that our residential cogeneration products will be adopted in our first target market, consisting of rural, remote homes, because they will best meet the criteria used by the customer in choosing a residential power source. These criteria include price, operating cost, noise, pollution, reliability and maintenance. We believe that as our stationary, portable and mobile products gain acceptance in the market and are manufactured in large quantities, their cost will decline and their reliability will increase until they can provide electricity competitively for a wide variety of applications and geographical territories.

    PEM fuel cells are devices that generate electricity efficiently and cleanly from the electrochemical reaction of hydrogen and oxygen. Hydrogen is typically derived from conventional fuels such as natural gas or propane, while oxygen is drawn from the air.

    In August 1999, we entered into a ten-year agreement with ECO Fuel Cells, LLC, a subsidiary of Energy Co-Opportunity, Inc. (ECO), to market, sell, install and service our stationary power fuel cell systems. ECO is an association of approximately 250 U.S. rural electric cooperatives. We have granted ECO the right to market our products to more than 900 cooperatives whose service territory includes 83% of the U.S. counties in 47 states. These cooperatives supply power to approximately 14 million U.S. households, farms and small businesses. ECO also has the right to market H Power's products to the additional 37 million households in this service territory that are served by municipal and investor-owned electric utilities. ECO has agreed to purchase 12,300 of our stationary fuel cell systems over several years for an aggregate purchase price of approximately $81 million. ECO's ability to purchase these systems from us depends on its ability to resell the systems to its cooperatives and customers.

    In March 2000, we completed the first installation of our prototype stationary fuel cell system to an ECO cooperative. We have not yet completely developed and produced the stationary fuel cell systems we have agreed to sell to ECO. We believe that ECO's rural customer base will be among the most likely early adopters of fuel cell technology. As of May 31, 2000, we delivered and installed five test and evaluation units to ECO. We intend to establish manufacturing facilities in the first half of the calendar year 2001 to meet our goal of shipping initial commercial units in the second half of calendar year 2001. We expect that the introductory price of our stationary power fuel cell systems will be less than $10,000. Our product cost analyses indicate that after two to three years of commercial production, efficiencies in production and learning experience should reduce substantially the cost of our PEM fuel cell systems. During this two to three-year period, our fuel cell systems will likely be sold to ECO at a price below the costs of production. We believe that our systems would then become attractive to a significant percentage of the additional 37 million households, particularly those in areas where the cost of electricity is relatively high and the cost of natural gas is relatively low.

    We seek to be among the first to mass market stationary and portable and mobile fuel cell systems. We first achieved commercial operation and sale of our low power systems in 1998 and are now offering for sale five portable and mobile fuel cell systems ranging in power from 35 watts to 250 watts under the trade name PowerPEM-Registered Trademark-. These products are designed as battery substitutes and power sources for potential applications ranging from traffic systems to golf carts to consumer devices. We believe that demand for portable and mobile fuel cell systems will be driven by consumer preference for smaller power sources with longer operating lives and lighter weights.

    We have installed our first prototype stationary fuel cell systems and expect these multi-kilowatt systems to be commercially available in the second half of calendar year 2001. Our stationary products in development include a residential cogeneration system, designed to meet the electricity requirements of a typical home, and a system which is designed as a backup power source during grid power outages. We are also developing products targeted for telecommunications backup which we believe will be available in the second half of calendar year 2001.

                       FIRST TO COMMERCIALIZE FUEL CELLS

    In June 1998, we began fulfilling our commitment to deliver 65 backup power units to the New Jersey Department of Transportation for use with its variable message highway signs. As of May 31, 2000, we had delivered 53 of these units, all of which are in operation. We believe that this transaction represents the world's first commercial sale of a sizeable number of competitively-bid, non-subsidized PEM fuel cell systems offered with a warranty. This sale has been our only commercial sale to date.

                      FAVORABLE INDUSTRY AND MARKET TRENDS

    According to the Gas Research Institute, the percentage of power generation supplied by central utilities will continue to decline over the next ten years due in large part to state deregulation legislation which should increase competitive pricing and make power generation less profitable for those utilities. A growing share of total generation will be provided by non-utility generators, of which merchant generators will provide the biggest share. Generation by large non-central generators and distributed generators will also grow. In particular, we believe that demand for fuel cell products will increase as the worldwide need for distributed, off-grid electric power grows. We believe that a number of market trends favor significant penetration of fuel cells into the distributed power generation market, including the:

    - increasing requirements for continuous, reliable primary and backup electric power, particularly in rural areas and in developing countries;

    - continuing privatization and deregulation of utilities, which is likely to open the market for alternative power; and

    - increasing desire of utilities to avoid costly central generation, transmission, maintenance and distribution expenditures.

                                  OUR STRATEGY

    Our strategy is to establish PEM fuel cells as a major alternative power source and to become the leading commercial provider of PEM fuel cells and fuel cell systems for applications below 25 kilowatts. We intend to implement this strategy by:

    - focusing on existing markets for stationary power products, such as rural areas;

    - strengthening our existing strategic relationships and aggressively pursuing additional manufacturing, marketing and distribution partnerships;

    - penetrating markets for portable and mobile fuel cell products;

    - developing low-cost, state-of-the-art manufacturing capabilities;

    - capitalizing on our technological advantages over other fuel cell developers and other potential alternative power sources; and

    - developing and acquiring advanced, complementary technologies.

                                  OUR HISTORY

    We were incorporated in Delaware in June 1989. We have incurred a cumulative net loss since inception through May 31, 2000 of approximately $44.7 million. We anticipate incurring significant additional losses through at least our fiscal year 2002, primarily as a result of our substantial research and development expenditures and increased sales and marketing expenses. Our industry is new and is characterized by significant capital investment, intense competition and ongoing technical development. Since 1996, we have received an aggregate of approximately $46.5 million in equity financing from strategic and financial investors. Our principal executive offices are located at 1373 Broad Street, Clifton, New Jersey 07013 and our telephone number is (973) 450-4400.

                                  THE OFFERING

Common stock offered.........................  7,000,000 shares

Common stock to be outstanding...............  52,756,860 shares after the offering

Use of proceeds..............................  For the acquisition of new manufacturing facilities, capital expenditures, research
                                               and product development, sales and marketing,
                                               potential acquisitions and for general
                                               corporate purposes. See "Use of Proceeds."

Nasdaq National Market Symbol................  "HPOW"

    UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION TO PURCHASE 1,050,000 SHARES OF OUR COMMON STOCK AT THE PRICE SET FORTH ON THE COVER PAGE OF THIS PROSPECTUS.

    IN ADDITION, UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING THE OUTSTANDING SHARE INFORMATION ABOVE, IS BASED UPON THE NUMBER OF SHARES OUTSTANDING AS OF MAY 31, 2000 AND GIVES EFFECT TO A 5-FOR-1 STOCK SPLIT OF OUR COMMON STOCK WHICH WAS EFFECTED ON JULY 24, 2000 AND THE FOLLOWING TRANSACTIONS TO BE EFFECTED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THIS
OFFERING:

    - the conversion of all of our outstanding shares of mandatorily redeemable convertible preferred stock into a total of 6,000,000 shares of common stock; and

    - the issuance of 1,666,665 shares of our common stock to outside investors upon conversion of their 50% equity interest in our subsidiary, H Power Enterprises of Canada.

    The share information in the table above excludes:

    - 5,491,625 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.91 per share;

    - 500,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.00 per share; and

    - approximately 268,000 shares of common stock issuable to DQE Enterprises in payment of accrued dividends to which it is entitled.

                             SUMMARY FINANCIAL DATA

    The following table sets forth our summary financial data. You should read this information carefully together with our consolidated financial statements and the notes to those statements beginning on page F-1 of this prospectus, and the information under "Selected Financial Data," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Our pro forma financial information gives effect to the conversion of all of our outstanding shares of mandatorily redeemable convertible preferred stock into a total of 6,000,000 shares of our common stock and the issuance of 1,666,665 shares of our common stock to outside investors upon conversion of their 50% equity interest in H Power Enterprises of Canada, all of which will be effected immediately prior to the consummation of this offering. For purposes of calculating our pro forma net loss per share, the pro forma items described above are assumed to have occurred on June 1, 1999.

    Our pro forma as adjusted results also give effect to our sale of 7,000,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses and the application of the net proceeds of that sale.

                                                             FISCAL YEAR ENDED MAY 31,
                                                ----------------------------------------------------
                                                  1996       1997       1998       1999       2000
                                                --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues................................  $ 1,935    $    246   $    718   $ 1,018    $ 3,680
  Loss from operations........................   (2,857)     (4,717)    (6,400)   (6,926)   (17,681)
  Net loss....................................   (3,045)     (4,746)    (5,718)   (6,766)   (17,012)
                                                -------    --------   --------   -------    -------
  Net loss attributable to common
    stockholders..............................   (3,045)     (4,921)    (5,928)   (6,976)   (17,222)
                                                =======    ========   ========   =======    =======
  Loss per share, basic and diluted...........  $ (0.11)   $  (0.17)  $  (0.20)  $ (0.24)   $ (0.49)
                                                                                            =======
  Weighted average shares outstanding, basic
    and diluted...............................   28,840      28,939     29,011    29,015     34,879
  Pro forma net loss per share, basic and
    diluted...................................                                              $ (0.40)
                                                                                            =======
  Pro forma weighted average shares
    outstanding, basic and diluted............                                               42,546

                                                                      AS OF MAY 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $11,257     $11,257      $113,939
  Working capital...........................................   13,213      13,213       115,259
  Total assets..............................................   18,650      18,650       120,016
  Long-term debt............................................       67          67            67
  Minority interest.........................................    5,000          --            --
  Mandatorily redeemable convertible preferred stock........   15,327          --            --
  Total stockholders' (deficit) equity......................   (6,938)     13,389       115,435

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

    WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION, WE EXPECT FUTURE LOSSES AND WE MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY. We have incurred net losses each year since our inception in 1989 and had an accumulated loss of approximately $44.7 million as of May 31, 2000. We expect to continue to incur net losses at least through our fiscal year 2002 and these losses may be substantial. To implement our business strategy, we will have to incur a high level of fixed operating expenses and we will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if we are unable to generate substantial revenues and positive cash flows we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

    Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

    SOME SHARES IN THIS OFFERING MAY HAVE BEEN OFFERED TOGETHER WITH MATERIALS DISTRIBUTED IN VIOLATION OF THE SECURITIES ACT OF 1933. IF ANY OF THESE OFFEREES PURCHASE SHARES IN THIS OFFERING, THEY MAY HAVE THE RIGHT TO RESCIND THEIR PURCHASES AND RECOVER THEIR PURCHASE PRICE, OR, TO THE EXTENT THEY HAVE SUFFERED DAMAGES, ASSERT CLAIMS AGAINST US FOR RECOVERY OF MONETARY DAMAGES. Prior to the effectiveness of the registration statement of which this prospectus is a part, a certain registered broker-dealer engaged in the distribution of research and other materials, including information pertaining to the fuel cell power industry, to approximately 131 recipients. This distribution was unauthorized by us, the lead underwriter for this offering as well as the several underwriters. We believe that the distributed research materials likely constituted a "prospectus" within the meaning of the Securities Act and that this prospectus did not satisfy the form and content requirements of the Securities Act. Accordingly, recipients of these materials who purchase common stock in this offering may have the right to rescind their purchases and recover their purchase price from us, or may be entitled to assert claims against us for recovery of monetary damages. These damages could be substantial if these investors were to seek and recover damages in a judicial proceeding following a material diminution in value of their investment in H Power. For example, at the initial public offering price of $16.00 per share, assuming a sale of 50,000 shares to these recipients and further assuming that these recipients suffer a total loss of their investment, these recipients ultimately may be entitled to recover up to $800,000 from us. To the extent that other investors purchasing shares in this offering have received these materials, our damages could be substantially greater and could materially harm our business, results of operations and financial condition.

    The research material distributed by the broker-dealer contained a market update, an equity research report on the fuel cell industry and a brochure regarding the brokerage firm. The market update sets forth an analysis of market conditions as well as featured investment recommendations which this prospectus does not address. Accordingly, we do not adopt any of the views set forth in this update. The equity research report on the fuel cell power industry contains statements which do not appear in this prospectus and which we do not endorse. These statements include "As we surge into the new millenium, investors are demonstrating a growing interest in fuel cell companies," "We believe this fascination is due to the tremendous multi-year investment potential offered by the sector," "In particular, investors now have a growing number of publicly traded fuel cell companies to choose from..." and "...the possibility that fuel cell powered cars and buses may actually be on the market and available for purchase during the next 2-4 years." This report also contains various market statistics relating primarily to the use of fuel cells in automobiles, a market which we do not intend to enter. We express no opinion as to these statistics because we do not believe they are relevant to our business or to an investment decision in our common stock or because we are unable to verify the statements made. Further, the report contained certain investment recommendations relating to our competitors and their products and we express no opinion thereon.

    H Power has been advised that upon becoming aware of the unauthorized activities of this broker-dealer, the underwriters for this offering immediately terminated this broker-dealer's participation in the underwriting syndicate and required this firm to immediately cease and desist from the distribution of all materials and discontinue all contacts and communications with respect to this offering. No shares of our common stock will be allocated, directly or indirectly, to this broker-dealer and this firm will not be soliciting orders for or effecting any sales of our common stock in this offering.

    Investors who received any of the information referred to above should not rely on this information when considering an investment in our common stock. We urge all persons to read and base their investment decision solely on the disclosures contained in this prospectus.

    WE HAVE HAD ONLY ONE COMMERCIAL PRODUCT SALE. WE MAY NOT BE ABLE TO MANUFACTURE OR COMMERCIALIZE OUR PRODUCTS IN A COST-EFFECTIVE MANNER. To date, we have derived revenues principally from government research and development contracts. For our fiscal year ended May 31, 2000, we generated approximately $985,000 from sales of our fuel cell systems. Our only commercial order occurred in June 1998 and consisted of 65 backup power units to the New Jersey Department of Transportation, 53 of which have been delivered as of May 31, 2000. Our other product sales have been limited to demonstration and prototype models. We have not made any commercial sales of units that include fuel processing capabilities. We may not be able to produce or commercialize any of our products in a cost-effective manner, and, if produced, we may not be able to successfully market these products. We expect the production costs of the initial commercial units to be delivered under the ECO contract to be higher than their sales price and there can be no assurance that higher production levels will occur or that sales prices will ever exceed production costs.

    We do not have the manufacturing experience to handle large commercial requirements. We may not be able to develop manufacturing technologies and processes and expand our plant facilities to the point where they are capable of satisfying large commercial orders, including the demand for stationary fuel cell systems under the current ECO contract. Development and expansion of these technologies and processes require extensive lead times and the commitment of significant financial, engineering and human resources. We may not successfully develop the required manufacturing technologies and processes.

    WE MAY NOT BE ABLE TO DEVELOP THE NECESSARY TECHNOLOGY TO INTRODUCE AND MARKET OUR PRODUCTS IN A TIMELY FASHION, IF AT ALL. Our product and technology development efforts are subject to unanticipated and significant delays, expenses and technical or other problems, as well as the possible lack of funding to complete this development. Our success will depend upon our products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. None of our proposed products and technologies may ever be successfully developed, and even if developed, they may not actually perform as designed. Failure to develop or significant delays in the development of our products and technology would have a material adverse effect on our ability to sell our products and generate sufficient cash to achieve profitability.

    ANY ADVERSE CHANGE IN OUR RELATIONSHIP WITH ECO FUEL CELLS, LLC WOULD DELAY OUR ABILITY TO GENERATE REVENUES. We believe that a substantial portion of our revenues over the next two to three years will be derived from sales of our residential cogeneration unit, or RCU, to ECO. However, we have not yet fully developed and produced the RCU product we have agreed to sell to ECO. Economic and technical difficulties may prevent us from completing development of the RCUs and delivering them on schedule to ECO. Moreover, ECO's financial ability to perform under the agreement and to purchase the units from us is entirely dependent on its ability to resell the units to its customer base. ECO's failure to successfully market our RCU, or a decision by ECO to alter its commitment to our fuel cell technology in favor of other energy product solutions, would substantially delay our ability to generate revenues and could negatively impact our liquidity and harm our reputation.

    Under the terms of our agreement, ECO has the right to delay delivery of our contracted-for units until the later of December 30, 2003 or thirty months from when the 10th commercial unit is shipped. In addition, ECO will be permitted to purchase fuel cell products that compete with our RCU and sell these competitive products to its customer base if our RCU does not remain competitive in terms of quality, price and performance. For a discussion of the material terms of our relationship with ECO, see "Business--Our ECO Relationship."

    MARKET ACCEPTANCE OF OUR FUEL CELL PRODUCTS MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE OR MAY NEVER DEVELOP. Our stationary PEM fuel cell products represent a new technology and our success will depend on this technology achieving market acceptance. Because we design our products to capitalize on markets that presently utilize or are serviced by products from traditional and well-established power generation sources, such as engine-generators, we may face significant resistance from end-users to adopt a new and alternative power source technology.

    Fuel cell products for portable and mobile applications represent an emerging market and we do not know whether our targeted distributors, resellers or end-users will purchase our products. The development of a mass market for our portable and mobile products may be impacted by many factors, some of which are out of our control, including:

    - cost competitiveness of portable and mobile products;

    - consumer reluctance to try our products;

    - consumer perception of our systems' safety; and

    - emergence of newer, more competitive technologies and products.

    If a mass market develops more slowly than we anticipate or fails to develop, we may not be able to recover the expenses we incurred to develop these products.

    FAILURE OF OUR FIELD TESTS COULD NEGATIVELY IMPACT DEMAND FOR OUR PRODUCTS. We are currently field testing a number of our products and we plan to conduct additional field tests in the future. Field tests for the RCU to be sold to ECO have only recently begun. We may encounter problems and delays during these field tests for a number of reasons, including the failure of our technology or the technology of third parties, as well as our failure to maintain and service our prototypes properly. Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our field tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

    WE MAY NOT BE ABLE TO SATISFY OUR CONTRACTUAL OBLIGATIONS TO OUR CUSTOMERS IF WE ARE UNABLE TO RELOCATE TO NEW MANUFACTURING FACILITIES. We currently have only limited production facilities that are not capable of mass producing fuel cell systems. We will not be able to meet our obligations to ECO unless we promptly identify, acquire and bring on-line new large-scale manufacturing facilities. We have not yet identified suitable facilities and may not be able to do so. If we encounter delays in identifying suitable manufacturing plant facilities for purchase or lease, in obtaining the necessary equipment or in hiring and training personnel to commence large-scale manufacturing, we will not be able to fill customer orders, including prospective orders from ECO, or profitably manufacture our various fuel cell systems.

    WE MAY NOT BE ABLE TO MEET OUR CUSTOMERS' DEMAND FOR OUR PRODUCTS IF WE DO NOT SUCCESSFULLY MANAGE THE EXPANSION OF OUR OPERATIONS. Locating and establishing new manufacturing facilities will place significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems, financial and management information systems and to retain, motivate and effectively manage our employees. There can be no assurance that our management skills and systems currently in place will enable us to implement our strategy or enable us to attract and retain skilled management and production personnel. Our failure to manage our growth effectively or to implement our strategy would have a material adverse effect on our ability to produce products and meet our contractual obligations.

    BECAUSE WE DEPEND ON THIRD-PARTY SUPPLIERS, WE MAY EXPERIENCE DELAYS IN RECEIVING KEY MATERIALS AND COMPONENTS NECESSARY TO PRODUCE OUR FUEL CELL SYSTEMS. We depend on third parties for the manufacture and assembly of materials and components used to make our products. If any of our suppliers are unable or unwilling to provide us with materials and components on commercially reasonable terms, or at all, delays in identifying and contracting for alternative sources of supply would adversely affect our ability to develop, manufacture and market our products. In addition, some of these materials and components, including the Nafion-Registered Trademark- polymer electrolyte membranes and bipolar plates, are purchased from a single or limited number of supply sources.

    WE MAY NOT BE ABLE TO SELL OUR FUEL CELL SYSTEMS IF THEY ARE NOT COMPATIBLE WITH THE PRODUCTS OF THIRD-PARTY MANUFACTURERS OR OUR POTENTIAL CUSTOMERS. Our success will depend upon our ability to make our products compatible with the products of third-party manufacturers. In addition, our mobile and portable products will be successful only if our potential customers redesign or modify their existing products to fully incorporate our products and technologies. Our failure to make our products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate our products would cause our products to be significantly less attractive to customers.

    THE FUELS ON WHICH OUR FUEL CELL PRODUCTS RELY MAY NOT BE READILY AVAILABLE ON A COST-EFFECTIVE BASIS. Our fuel cell products require oxygen and hydrogen to operate. While ambient air supplies the necessary oxygen, our fuel cells derive hydrogen from fuels such as natural gas, propane, methanol and other petroleum products. Even if these fuels are available to us, if their prices are such that electricity produced by our systems would cost more than electricity provided through the grid, potential users would have less of an economic incentive to purchase our units.

    WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN A HIGHLY COMPETITIVE
MARKET. The development and marketing of fuel cells and fuel cell systems is extremely competitive. In many cases, we compete directly with alternative energy and entrenched power-generation and power-storage technologies. In addition, a number of firms throughout the world have established PEM fuel cell development programs. Competitors range from development stage companies to major domestic and international companies, many of which have:

    - substantially greater financial, technical, marketing and human resource capabilities;

    - established relationships with original equipment manufacturers;

    - name-brand recognition; and

    - established positions in the markets that we have targeted for penetration.

These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by us or that would render our products and technology obsolete or non-competitive in the marketplace.

    WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS. Our ability to compete effectively will depend, in part, on our ability to maintain the exclusive ownership of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and other arrangements. Patents may not be issued under pending applications and any issued patents that we hold may not provide adequate protection for our products or processes. Moreover, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and any resulting patents may be difficult to enforce.

    There can be no assurance that our competitors will not either independently develop proprietary information that is the same or similar to ours or obtain access to our proprietary information. In addition, there can be no assurance that we would prevail if challenges to our intellectual property rights are asserted by third parties against us. We could incur substantial costs defending patent infringement suits brought by others and prosecuting patent infringement suits against third party infringers. Moreover, some foreign countries provide significantly less patent protection than the United States. Competitors' products may infringe upon our patents and the cost of protecting our rights may be substantial, if not cost prohibitive, thereby undermining our ability to protect our products effectively.

    We rely on confidentiality agreements with our employees and third parties to protect our unpatented proprietary information, know-how and trade secrets but we have no effective means to enforce compliance with the terms of these agreements.

    GOVERNMENT REGULATION COULD IMPOSE BURDENSOME REQUIREMENTS AND RESTRICTIONS THAT COULD IMPAIR DEMAND FOR OUR STATIONARY FUEL CELL PRODUCTS. Stationary power systems, such as our RCUs, cannot be operated without permits in some of the markets in which we will be marketing and selling our products. At this time, we do not know which jurisdictions will impose regulations upon our stationary fuel cell products as these regulations may depend, in part, upon whether a fuel cell system is placed outside or inside a home. In addition, our stationary fuel cell products and their installation may be subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. We also do not know the extent to which any existing regulations may impact our ability to distribute, install and service our stationary fuel cell products. Once our stationary fuel cell products reach the commercialization stage and we begin distributing our systems to our target early markets, federal, state or local government agencies may seek to impose regulations. Any government regulation of our stationary fuel cell products, whether at the federal, state or local level, including any regulations relating to installation and servicing of these products, may increase our costs and the price of our systems, and may have a negative impact on our revenue and profitability.

    ANY ACCIDENTS INVOLVING THE FLAMMABLE FUELS USED WITH OUR PRODUCTS COULD IMPAIR THEIR MARKET ACCEPTANCE. Our fuel cell products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas and propane are flammable fuels that could leak into a residence or commercial location and combust if ignited by another source. Since our products have not yet gained widespread market acceptance, any accidents involving our systems or other fuel cell-based products could materially impede demand for our products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage.

    WE COULD BE LIABLE FOR ENVIRONMENTAL DAMAGES RESULTING FROM OUR RESEARCH, DEVELOPMENT AND MANUFACTURING OPERATIONS. Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws, regulations and policies that govern environmental protection. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

    UTILITY COMPANIES COULD PLACE BARRIERS ON OUR ENTRY INTO THE MARKET FOR RESIDENTIAL POWER WHICH WOULD REDUCE DEMAND FOR OUR PRODUCTS. Utility companies often charge fees to industrial customers for using less electricity, using the grid for backup purposes only or disconnecting from the grid altogether. Though these fees are not currently charged to residential users, it is possible that utility companies could charge similar fees to residential customers in the future. These fees could increase the cost to residential customers of using our stationary power products, making them less cost-effective and less attractive to potential customers.

    OUR SUCCESS DEPENDS ON ATTRACTING AND RETAINING KEY PERSONNEL. The successful development, marketing and manufacturing of our products will depend upon the skills and efforts of a small group of management and technical personnel, including Dr. H. Frank Gibbard, our Chief Executive Officer and
Dr. Arthur Kaufman, our Chief Technology Officer. The loss of any of our key personnel could adversely impact our ability to execute our business plan. Furthermore, recruiting and retaining qualified executive, technical, marketing, manufacturing and support personnel in our emerging industry in the future will be critical to our success and there can be no assurance that we will be able to do so. We do not maintain "key-man" life insurance policies on any of our key personnel.

    OUR PRINCIPAL STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND YOU WILL NOT BE ABLE TO INFLUENCE THE OUTCOME OF ANY IMPORTANT TRANSACTIONS INVOLVING H POWER. After consummation of this offering, executive officers and directors and stockholders who beneficially own more than 5% of our common stock will have the power to, in the aggregate, direct the vote of approximately 24% of our voting securities (assuming that the underwriters do not exercise their over-allotment option). Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our stockholders, including mergers, sales of substantially all of our assets and changes in control.

    BECAUSE OUR MAJOR CUSTOMER HAS A REPRESENTATIVE ON OUR BOARD OF DIRECTORS, CONFLICTS OF INTERESTS MAY ARISE. A representative of ECO is currently a member of our Board of Directors and we have agreed to use our best efforts to nominate one designee of ECO at each election of our Board of Directors. ECO is our principal customer and strategic partner in the marketing and sales of our RCUs. The presence of a representative of our major customer on our Board could influence certain decisions and present a conflict of interest.

    WE MAY BECOME SUBJECT TO RISKS INHERENT IN INTERNATIONAL OPERATIONS INCLUDING CURRENCY EXCHANGE RATE FLUCTUATIONS AND TARIFF REGULATIONS. If we sell or license our products or technologies outside the United States, we will be subject to the risks associated with fluctuations in currency exchange rates. We do not intend to enter into any hedging or other similar agreements or arrangements to protect us against any of these currency risks. We also may be subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

    WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL NEEDED TO OPERATE AND GROW OUR BUSINESS, THEREBY REQUIRING US TO CURTAIL OR CEASE OPERATIONS. Our capital requirements in connection with our development activities and transition to commercial operations have been and will continue to be significant. We will require substantial additional funds to continue the research, development and testing of our technologies and products, to obtain patent protection relating to our technologies when appropriate, and to manufacture and market our products. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all. If adequate funds are not available, we may have to scale back our operations, including our product development, manufacturing and marketing activities, all of which could cause us to lose both customers and market share and ultimately cease operations.

    OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO BE VOLATILE IN THE
FUTURE. Our quarterly operating results are likely to vary significantly in the future. Fluctuations in our quarterly financial performance may result from, for example:

    - unevenness in demand and orders for our products;

    - significant short-term capital expenses as we develop our manufacturing facilities;

    - a shortage of the raw materials used in the production of our fuel cell systems; and

    - difficulties with our manufacturing operations.

Because of these anticipated fluctuations, our sales and operating results in any fiscal quarter are likely to be inconsistent, may not be indicative of our future performance and may be difficult for investors to properly evaluate.

    OUR STOCK PRICE MAY BE VOLATILE AND, AS A RESULT, YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. Prior to this offering there has been no public market for our common stock. We cannot predict the extent to which, or if, investor interest will lead to the development of an active and liquid trading market. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the several underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price and this decline may be significant.

    The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

    - variations in our actual and anticipated operating results;

    - changes in our earnings estimates by research analysts;

    - our failure to meet analysts' performance expectations; and

    - lack of liquidity.

    In addition, stock markets, particularly the Nasdaq National Market, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may not be able to resell their shares at or above the initial public offering price.

    THERE MAY BE AN ADVERSE EFFECT ON THE MARKET PRICE OF OUR COMMON STOCK AS A RESULT OF A SIGNIFICANT NUMBER OF SHARES BEING AVAILABLE FOR FUTURE SALE BY OUR EXISTING STOCKHOLDERS. Future sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock from time to time. In this regard, immediately following the consummation of this offering, holders of 3,218,750 shares will be eligible to freely sell these shares in the open market. These future sales or perceptions could also impair our ability to raise additional capital through the sale of our equity securities after completion of the offering.

    Our officers, directors and substantially all of our principal stockholders will be permitted to dispose of an aggregate of 41,149,235 shares of common stock commencing on the 181st day following the date of this prospectus. In addition, the underwriters have agreed to allow Frederick Entman and Norman Rothstein, each of whom are principal stockholders, and their affiliates to sell up to an aggregate of 1,388,875 shares commencing on the 91st day following the date of this prospectus. A substantial number of our common shares will become available for sale in the public market simultaneously, including through private sales transactions, which could cause the market price of our shares to decline.

    After this offering, the holders of up to 30,555,415 shares of common stock will have registration rights to have their shares included for sale in subsequent registered public offerings of our common stock. Furthermore, the holders of substantially all of the above shares of common stock will be able to require us to conduct a registered public offering for up to the following number of shares at the times indicated below:

    - 20,555,415 shares of common stock at any time following the date that is one year after the closing of this offering;

    - 5,000,000 shares of common stock at any time after August 27, 2001; and

    - 4,000,000 shares of common stock at any time after November 29, 2001.

The exercise of these registration rights would allow these stockholders to sell these shares in the market simultaneously with any further public offerings by us of our equity securities. Any sales of significant shares could prevent us from raising needed equity in the future or adversely affect the market prices of our publicly traded shares.

    THE TANGIBLE BOOK VALUE OF OUR COMMON STOCK WILL BE SUBSTANTIALLY LOWER THAN THE OFFERING PRICE. The initial public offering price will be substantially higher than the pro forma as adjusted tangible book value per share of our outstanding common stock. If you purchase our common stock in this offering, the shares you buy will experience an immediate and substantial dilution in tangible book value per share. The shares of common stock owned by our existing stockholders will receive a material increase in the tangible book value per share. The dilution to investors in this offering will be approximately $13.82 per share. We also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, there will be substantial further dilution to you as new investors in our common stock.

    BECAUSE WE DO NOT INTEND TO PAY ANY DIVIDENDS, STOCKHOLDERS MUST RELY ON STOCK APPRECIATION FOR ANY RETURN ON THEIR INVESTMENT IN OUR COMMON STOCK. We have not paid any dividends on our common stock and we do not intend to declare and pay any dividends on our common stock. Earnings, if any, are expected to be retained by us to finance and expand our business.

                           FORWARD LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and

"Business," contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty" as well as by terminology such as "may," "will," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

    The net proceeds from our sale of the 7,000,000 shares of our common stock in this offering, at our initial public offering price of $16.00 per share, and after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, are approximately $102 million.

    We intend to use the net proceeds from this offering in the following ways:

    - approximately $21 million to locate and acquire new manufacturing facilities and fund other capital expenditures over the next 18 months;

    - approximately $18 million to fund our continued research and product development;

    - approximately $10 million to expand our marketing and sales efforts; and

    - approximately $53 million for general corporate purposes.

    We intend to use a portion of the net proceeds to acquire or to invest in complementary businesses, technologies, products or services, but we have no current plans or commitments to do so. Our management will retain broad discretion in the allocation of the net proceeds of the offering.

    Actual uses of our net proceeds could vary from those referenced above. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our research and product development efforts, marketing and sales activities, and the growth of our manufacturing and distribution arrangements. We may find it necessary to use portions of the net proceeds for other purposes. We believe that cash from operations, together with the net proceeds of the sale of common stock in this offering, will be adequate to fund our operations for the next 18 months.

    Pending these uses, we intend to invest our net proceeds in short-term, investment grade securities, at prevailing market rates of interest.

    Our selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,050,000 shares of common stock, solely to cover over-allotments, if any. All of the net proceeds from this sale, should it occur, will be payable to our selling stockholders and the Company will not receive any such proceeds.

                                DIVIDEND POLICY

    We have never declared nor paid any cash dividends to the holders of our common stock. We intend to retain any future earnings, if any, for the development and operation of our business. Accordingly, we do not anticipate paying cash dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of May 31, 2000:

    - on an actual basis;

    - on a pro forma basis giving effect to the conversion of all of our outstanding shares of mandatorily redeemable convertible preferred stock into 6,000,000 shares of our common stock and the issuance of 1,666,665 shares of our common stock to outside investors upon conversion of their 50% equity interest in H Power Enterprises of Canada; and

    - on a pro forma as adjusted basis to reflect the adjustments described above as well as our sale of 7,000,000 shares of common stock in this offering at $16.00 per share, after deducting the underwriting discount, commissions and estimated offering expenses and the application of the net proceeds of that sale.

                                                                      AS OF MAY 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 11,257   $ 11,257      $113,939
                                                              ========   ========      ========
Long-term debt, including current portion...................       190        190           190
Minority interest...........................................     5,000         --            --
Series A, Series B, and Series C mandatorily redeemable
  convertible preferred stock--$.001 par value; 1,800,000
  shares authorized; 1,200,000 shares issued and
  outstanding, actual; 0 shares, pro forma and pro forma as
  adjusted..................................................    15,327         --            --
Stockholder's equity:
  Common Stock--$.001 par value; 20,000,000 shares
    authorized; 38,090,195 shares issued and outstanding,
    actual; 45,756,860 shares, pro forma; 52,756,860 shares,
    pro forma as adjusted...................................        38         46            53
  Additional paid-in capital................................    38,127     58,446       160,485
  Accumulated deficit.......................................   (44,747)   (44,747)      (44,747)
  Accumulated other comprehensive loss......................      (356)      (356)         (356)
                                                              --------   --------      --------
  Total stockholders' (deficit) equity......................    (6,938)    13,389       115,435
                                                              --------   --------      --------
Total capitalization........................................  $ 13,579   $ 13,579      $115,625
                                                              ========   ========      ========

    On July 7, 2000, our Board of Directors approved an increase in the number of authorized preferred and common shares to 10,000,000 and 150,000,000, respectively.

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 31, 2000. It does not include:

    - 5,491,625 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.91 per share;

    - 500,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.00 per share; and

    - approximately 268,000 shares of common stock issuable to DQE Enterprises immediately prior to the consummation of this offering in payment of accrued dividends to which it is entitled.

                                    DILUTION

    Our pro forma net tangible book value as of May 31, 2000 was approximately $12,950,000 or $0.28 per share of common stock after giving effect to the conversion of all of our outstanding shares of mandatorily redeemable convertible preferred stock into 6,000,000 shares of our common stock and the issuance of 1,666,665 shares of our common stock to outside investors upon conversion of their 50% equity interest in H Power Enterprises of Canada, all of which will be effected immediately prior to the consummation of this offering. Pro forma net tangible book value per share is equal to our pro forma tangible assets, less our total liabilities, divided by the pro forma number of shares of our common stock outstanding as of May 31, 2000.

    After giving effect to the sale of 7,000,000 shares of our common stock and after deducting the underwriting discounts, commissions and estimated offering expenses, and the application of the net proceeds of that sale, our pro forma as adjusted net tangible book value at May 31, 2000 would have been approximately $114,996,000 or $2.18 per share of common stock. This amount represents an immediate increase in the pro forma net tangible book value of $1.90 per share to existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $13.82 per share to the investors who purchase our common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $ 16.00
  Pro forma net tangible book value per share at May 31,
    2000....................................................  $  0.28
  Increase per share attributable to new investors..........     1.90
Pro forma net tangible book value per share after the
  offering..................................................                2.18
                                                                         -------
Dilution per share to new investors.........................             $ 13.82
                                                                         =======

    The following table summarizes, on a pro forma basis as of May 31, 2000, the total number of shares of common stock purchased from us, the total amount paid to us, and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock from us in this offering, before deducting underwriting discounts, commissions and the estimated offering expenses payable by us:

                                              SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                            ---------------------   -----------------------   PRICE PER
                                              NUMBER     PERCENT       AMOUNT      PERCENT      SHARE
                                            ----------   --------   ------------   --------   ---------
Existing stockholders.....................  45,756,860    86.7%     $ 53,245,000    32.2%      $ 1.16
New investors.............................   7,000,000    13.3%     $112,000,000    67.8%      $16.00
                                            ----------    -----     ------------    -----
  Total...................................  52,756,860     100%     $165,245,000     100%
                                            ==========    =====     ============    =====

    This table excludes:

    - 5,491,625 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.91 per share;

    - 500,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $5.00 per share; and

    - approximately 268,000 shares of common stock issuable to DQE Enterprises immediately prior to the consummation of this offering in payment of accrued dividends to which it is entitled.

    To the extent these shares are issued, new investors will own 11.86% of our outstanding common stock for which they will have paid $112 million or 57.52% of total cash consideration.

                            SELECTED FINANCIAL DATA

    The selected financial data set forth below as of and for the years ended May 31, 1996, 1997, 1998, 1999 and 2000 have been derived from financial statements, including those set forth elsewhere in this prospectus, audited by PricewaterhouseCoopers LLP, independent accountants. The following should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus:

                                                                           FISCAL YEAR ENDED MAY 31,
                                                              ----------------------------------------------------
                                                                1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
  Products..................................................  $    --    $    54    $     99   $   501    $    985
  Contracts.................................................    1,935        192         619       517       2,695
                                                              -------    -------    --------   -------    --------
                                                                1,935        246         718     1,018       3,680
                                                              -------    -------    --------   -------    --------
OPERATING EXPENSES:
  Cost of revenues--products................................                 123         355       614       1,101
  Cost of revenues--contracts...............................    1,036        172         436       466       2,356
  Research and development..................................    1,622      2,106       2,813     3,051       5,339
  Selling, general and administrative.......................    2,134      2,562       3,514     3,813      12,565
                                                              -------    -------    --------   -------    --------
  Total operating expenses..................................    4,792      4,963       7,118     7,944      21,361
                                                              -------    -------    --------   -------    --------
  Loss from operations......................................   (2,857)    (4,717)     (6,400)   (6,926)    (17,681)
  Interest and other income, net............................        2        145         723       182         746
  Interest expense..........................................     (190)      (174)        (41)      (22)        (77)
                                                              -------    -------    --------   -------    --------
  Net loss..................................................  $(3,045)   $(4,746)   $ (5,718)  $(6,766)   $(17,012)
                                                              =======    =======    ========   =======    ========
  Net loss attributable to common stockholders..............  $(3,045)   $(4,921)   $ (5,928)  $(6,976)   $(17,222)
                                                              =======    =======    ========   =======    ========
  Loss per share, basic and diluted.........................  $ (0.11)   $ (0.17)   $  (0.20)  $ (0.24)   $  (0.49)
                                                              =======    =======    ========   =======    ========
  Weighted average shares outstanding, basic and diluted....   28,840     28,939      29,011    29,015      34,879

                                                                                 AS OF MAY 31,
                                                              ----------------------------------------------------
                                                                1996       1997       1998       1999       2000
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $ 1,002    $ 13,146   $  4,961   $    242   $ 11,257
  Working capital (deficit).................................   (2,669)     11,015      4,476     (1,955)    13,213
  Total assets..............................................    2,186      14,272      7,436      3,472     18,650
  Long-term debt............................................       --          --          4         69         67
  Minority Interest.........................................       --       5,000      5,000      5,000      5,000
  Mandatorily redeemable convertible preferred stock........    1,000      15,327     15,327     15,327     15,327
  Total stockholders' deficit...............................   (3,930)     (8,386)   (14,356)   (20,464)    (6,938)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. OUR FISCAL YEAR ENDS MAY 31.

OVERVIEW

    We design, develop and manufacture proton-exchange membrane, or PEM, fuel cell systems. Fuel cells are devices that produce electrical energy without combustion and its associated environmental contaminants. The fuel cell systems we make and market are designed to complement or replace conventional power sources such as batteries and electric power generators. The use of alternative electric power systems is desirable in situations where conventional power sources cannot adequately, economically or technologically supply the power required.

    We were incorporated in June 1989 under the laws of the State of Delaware. A substantial portion of our business activity, from our inception through our fiscal year ended May 31, 1995, was based on a U.S. Department of Energy program. As prime contractor under that program, we developed, fabricated and delivered to the DOE three phosphoric acid fuel cell/battery power sources for installation in buses. These buses were among the first to operate under a hybrid fuel cell system. During this early period, we also continued developing our PEM fuel cell technologies, principally for portable applications. From 1995 through May 31, 2000, we had various government contracts. The most significant of these contracts were used to develop fuel cell powered vehicles, stationary power systems, communications backup power systems and diesel reformers. Although these contracts have accounted for a substantial portion of our revenues, we believe that they will diminish in importance as a result of our focus on commercialization.

    In subsequent years, while continuing our commitment to government programs, we accelerated the development of our core technologies and began applying our technologies to develop and fabricate different portable PEM fuel cell products. Sales of these products have been modest and, until June 1998, were comprised mainly of test and prototype units for evaluation by prospective users. In
June 1998, we made what we believe to be the world's first commercial sale of a PEM fuel cell product used in the regular course of daily operations. This sale to the New Jersey Department of Transportation of an initial order of 65 backup power units for its variable message highway signs was competitively-bid, non-government subsidized and came with a two-year product and maintenance warranty. As of May 31, 2000, we had delivered 53 of these units, all of which are in operation. To date, we have made no other commercial sales.

    After an infusion of capital in 1996 and the establishment of our Canadian subsidiary, H Power Enterprises of Canada, Inc., or HPEC, in 1997, we began to use our technologies to develop higher power, stationary PEM fuel cell products for use as primary and supplemental on-site electric power systems for residential use. As of May 31, 2000, we have delivered 5 initial test units of our residential electric primary power system to ECO Fuel Cells, LLC, a subsidiary of Energy Co-Opportunity, Inc., an association of approximately 250 U.S. rural electric cooperatives. We believe we will be producing commercial units for sale commencing June 2001.

    We have a limited history of generating revenues and many of our products have only been recently introduced or are in a formative stage of development. Through May 31, 2000, we have incurred accumulated losses of approximately
$44.7 million since our inception in 1989 and we anticipate incurring significant losses in the future. Most of our operating expenses will be fixed in the near term. Therefore, if we are unable to generate significant revenues, our net losses in any given quarter could be greater than expected. We intend to significantly increase our capital expenditures and operating expenses to rapidly expand our manufacturing capabilities and for general corporate purposes, including product development activities, sales and marketing, administration and data processing systems. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

    REVENUES. We derive revenue from the sale of our products and from contracts. Revenues on products are recognized when the product has been shipped and the Company has met its obligations under the sales contract. These obligations vary based on the specific product and customer. Revenues on products requiring the Company to perform installation are recognized when installation has been completed (i.e., New Jersey Department of Transportation sales). Revenues on products allowing a 30-day customer acceptance period are recognized at the conclusion of the acceptance period (i.e., ECO). Revenues on test and evaluation products used by customers primarily for research and development purposes are sold without a right of return and without a customer acceptance period and revenues on these units are recognized when the product has been shipped. The revenues related to contracts which qualify as best-efforts arrangements are treated as an offset to H Power's research and development expenses.

    Revenues on contracts include reimbursed direct costs and allowable allocated indirect costs incurred, plus recognized profits. Profit is recognized on cost-reimbursable contracts as costs are incurred, and under fixed-price contracts on the cost-to-cost method of the percentage-of-completion basis. Revenue recognized on contracts in excess of related billings is reflected as unbilled receivables. Cost reimbursable contracts are billed one month in arrears, coincident with the preparation of the required billing detail. When it is determined that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated ultimate loss is charged against income.

    We believe our agreement to sell 12,300 units of our stationary fuel cell systems to ECO could result in more than $81 million in revenue beginning in fiscal 2002. We began to ship our initial test and evaluation units to ECO in March 2000 and our goal is to commence shipping our initial commercial units in the second half of calendar year 2001. Our product cost analyses indicate that for the first two to three years, the costs of production will exceed the price at which our fuel cell systems will be sold to ECO. We expect to continue to pursue new contracts with government agencies and to further expand our product development efforts with respect to stationary and portable fuel cell systems. In addition, we expect to continue to find new customers and applications for our commercial fuel cells.

    COST OF REVENUES. Cost of revenues includes compensation related to engineering and manufacturing staff, inventory and supplies used in the manufacturing process and fees paid to subcontractors and consultants directly related to the manufacture of our products.

    We expect our cost of product revenue to continue to increase as a percentage of product revenue over the next year, when we expect to deliver initial prototype units under the ECO contract. In addition, we intend to relocate and significantly expand our manufacturing facilities and capabilities. Initially, we expect the costs of producing our first units to be higher than their sales price until we achieve significantly higher production levels. We expect that the cost of revenue as a percentage of product revenue will decrease as we significantly increase our commercial sales. Cost of revenues for contracts will vary as the amount of costs are predicated on whether or not the contract is a cost sharing or cost plus arrangement.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development costs include materials, salaries and wages, subcontracting and other costs related to further developing our commercial products. We believe that research and development expenditures are essential to establishing and maintaining our competitive position in the PEM fuel cell markets and anticipate that these annual expenditures will continue to increase significantly in absolute dollars for at least the next few years.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses include compensation related to general corporate functions, including management, finance, sales and information systems and related expenses. These expenses are expected to continue to increase significantly commensurate with increased staffing and infrastructure costs over the next few years.

RESULTS OF OPERATIONS

YEAR ENDED MAY 31, 2000 COMPARED TO YEAR ENDED MAY 31, 1999

    REVENUES. Revenues were $3,680,000 for the year ended May 31, 2000 compared to $1,018,000 for fiscal 1999, an increase of $2,662,000. Our revenues for the year ended May 31, 2000 were derived approximately 73% from contract revenues and 27% from products. Contract revenues for the year ended May 31, 2000 were $2,695,000, an increase of $2,178,000 from $517,000 for fiscal 1999. The increase in contract revenues is principally due to two new contracts. A contract with the Naval Surface Warfare Center to develop and provide a 3 to 5 kilowatt fuel cell system integrated with a fuel reformer for military field communications generated 20% of contract revenue for the year ended May 31, 2000. A contract with the National Institute of Standards & Technology to build and demonstrate a 5 kilowatt fuel cell system for primary and backup power for telecommunication systems generated 78% of contract revenues for the year ended May 31, 2000. The principal product sales for the year ended May 31, 2000 were backup power units sold to the New Jersey Department of Transportation.

    COST OF REVENUE. Cost of revenue was $3,457,000 for the year ended May 31, 2000 compared to $1,080,000 for fiscal 1999, an increase of $2,377,000. The cost of revenue for the year ended May 31, 2000 was derived approximately 68% from contracts and 32% from products. The increase in the cost of revenue for contracts and products is proportionate to the increase in revenue.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development costs were $5,339,000 for the year ended May 31, 2000 compared to $3,051,000 for fiscal 1999, an increase of $2,288,000. The increase in research and development costs is primarily related to the continuing development of our 1 to 10 kilowatt stationary power fuel cell systems in conjunction with the contract we entered into with ECO during the year ended May 31, 2000 and development of our portable and mobile products.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs were $12,565,000 for the year ended May 31, 2000 compared to $3,813,000 for fiscal 1999, an increase of $8,752,000. This increase was primarily due to cash payments totaling $2,100,000 to terminate our agreements with Norman Rothstein, Fredrick Entman and NBG Technologies, Inc., and an associated stock compensation charge of $4,764,000 relating to the issuance of 850,000 stock options granted concurrently with the termination of those agreements, and a stock compensation charge of $411,000 related to options granted in payment of services for fiscal 2000 compared to a stock compensation charge of $711,000 for fiscal 1999, or a net increase in stock compensation charges of $4,482,000 for fiscal 2000. Other factors contributing to the increase from fiscal 1999 to fiscal 2000 include an increase in the number of employees and a resulting increase in salaries, benefits and recruiting expenses of approximately $545,000, increased legal and professional expenses of $364,000, increased rent, telephone and other office expenses of $456,000 and increased selling and travel expenses of $405,000 attributable to the increased activity required to support the ECO contract and increased trade show participation. General insurance expense increased by $107,000 and HPEC's selling, general and administrative expenses increased by $296,000 for the year ended May 31, 2000 compared to fiscal 1999.

    INTEREST AND OTHER INCOME, NET. Interest and other income was $746,000 for the year ended May 31, 2000 compared to $182,000 for fiscal 1999, an increase of $564,000. The increase is primarily related to interest income resulting from the investment of the net proceeds of equity funding from ECO, Sofinov and Hydro-Quebec Capi-Tech received during the year ended May 31, 2000. This was partially offset by a loss on foreign exchange for the year ended May 31, 2000 of $23,000 compared to a gain of $156,000 for fiscal 1999.

    INTEREST EXPENSE. Interest expense was $77,000 for the year ended May 31, 2000 compared to $22,000 for fiscal 1999, an increase of $55,000. The increase is related to the additional borrowings outstanding during the year ended
May 31, 2000 which were repaid using the proceeds from equity funding.

YEAR ENDED MAY 31, 1999 COMPARED TO YEAR ENDED MAY 31, 1998

    REVENUES. Revenues were $1,018,000 for fiscal 1999 compared to $718,000 for fiscal 1998, an increase of $300,000. Our revenues for fiscal 1999 were derived approximately 51% from contracts and 49% from product sales. Product revenue for 1999 was $501,000, an increase of $402,000 from the prior comparable period. Product sales were primarily to the New Jersey Department of Transportation for both periods as we commenced shipments pursuant to their purchase order in the second half of 1998. Contract revenues for fiscal 1999 were $517,000 as compared to $619,000 for fiscal 1998. The decline in contract revenue is principally due to reduced revenue recognized on work performed under a contract with the U.S. Army for Communication Electronic Command which was substantially completed during fiscal 1998.

    COST OF REVENUE. Cost of revenue was $1,080,000 for fiscal 1999 compared to $791,000 for fiscal 1998, an increase of $289,000. Cost of revenue for products was $614,000 for fiscal 1999 compared to $355,000 for fiscal 1998, an increase of $259,000. This is principally due to increases in revenue from the New Jersey Department of Transportation and an increasing number of prototype units sold to other customers. Cost of revenue for contracts was $466,000 for fiscal 1999 as compared to $436,000 for the same comparable period in 1998, or an increase of $30,000.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development costs were $3,051,000 in fiscal 1999 compared to $2,813,000 in fiscal 1998, an increase of $238,000. The increases were primarily due to activities related to the development of our stationary power products from 1 to 10 kilowatts that will be targeted towards the residential market. In addition, in 1999, we extended the expiration dates of stock options for some employees resulting in a non-cash stock compensation expense. The amount attributable to research and development was $107,000. There was no comparable expense in fiscal 1998.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs were $3,813,000 in fiscal 1999 compared to $3,514,000 in fiscal 1998, an increase of $299,000. Several offsetting factors resulted in this increase. In fiscal 1999, we recognized additional stock compensation expense of $711,000 that was discussed above. HPEC's selling, general and administrative expenses increased by approximately $86,000 to approximately $284,000 in fiscal 1999 from approximately $198,000 in fiscal 1998. In an effort to conserve cash in fiscal 1999, we made reductions in many discretionary expenses, including $250,000 in professional, legal and consulting fees, $105,000 in recruiting costs, $60,000 in computer expenses, and other expenses when compared to fiscal 1998.

    INTEREST AND OTHER INCOME, NET. Interest and other income was $182,000 in fiscal 1999 compared to $723,000 in fiscal 1998, a decrease of $541,000. Of this amount, interest income declined by $373,000 when comparing fiscal 1999 with 1998 primarily due to lower cash and cash equivalents and the gain on foreign exchange in fiscal 1999 decreased by approximately $161,000 from fiscal 1998. These foreign exchange effects resulted from transactions associated with the HPEC operations in Canada. This decrease was due to a lower Canadian dollar when compared to the U.S. dollar during fiscal 1999 when compared to the same period in 1998.

    INTEREST EXPENSE. Interest expense was $22,000 in fiscal 1999 compared to $41,000 in fiscal 1998, a decrease of $19,000. The decrease was due to lower average borrowings in fiscal 1999 when compared to fiscal 1998.

YEAR ENDED MAY 31, 1998 COMPARED TO YEAR ENDED MAY 31, 1997

    REVENUES. Revenues were $718,000 in fiscal 1998 compared to $246,000 in fiscal 1997, an increase of $472,000. In fiscal 1998, we derived approximately 86% of our revenues from government contracts and approximately 14% from product sales. This increase was principally due to contract revenue increasing by $427,000 to $619,000 in fiscal 1998 from $192,000 in fiscal 1997. These increases were primarily a result of increased activity on existing contracts. Product revenues increased by $45,000 from fiscal 1997 to fiscal 1998 due to the sale of more prototypes and evaluation units.

    COST OF REVENUE. Cost of revenue was $791,000 in fiscal 1998 compared to $295,000 in fiscal 1997, an increase of $496,000. Cost of revenue from contracts was $436,000 for fiscal year 1998 compared to $172,000 in fiscal 1997, an increase of $264,000. The increase in cost of revenue contracts is due primarily to higher cost associated with increased contract revenue, although cost of revenue contracts decreased as a percentage of contract revenue primarily as a result of a CECOM contract which had higher margins when compared with other contracts. The cost of revenue from products increased by $232,000 in fiscal 1998 when compared to fiscal 1997, due principally to increasing costs of prototype systems sold to customers. The costs of these fuel cells in both fiscal 1997 and fiscal 1998 exceeded the sales value due to the utilization of engineers in building these systems as opposed to production workers and the high cost of materials that were purchased in low quantities.

    RESEARCH AND DEVELOPMENT. Total research and development costs were $2,813,000 in fiscal 1998 compared to $2,106,000 in fiscal 1997, an increase of $707,000. The increase in expenses in fiscal 1998 as compared to 1997 was largely due to the establishment of a research and development facility in Canada in fiscal 1998 where we incurred $221,000 in expenses. In addition, we incurred higher costs associated with development of our stationary power and our portable and mobile products.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs were $3,514,000 in fiscal 1998 compared to $2,562,000 in fiscal 1997, an increase of $952,000. In addition, in conjunction with the opening of our Canadian facility in May of 1997, we had approximately $198,000 of additional selling, general and administrative expenses in Canada in fiscal 1998. Salaries and benefits in fiscal 1998 also increased by $328,000 as we increased the number of employees in sales and administration from 9 to 17 consistent with our plans to begin limited production in our New Jersey facility. Professional fees for marketing and financial services increased by $154,000 in fiscal 1998 as compared to fiscal 1997. Other cost increases in fiscal 1998 as compared to fiscal 1997 were for the addition of a facility in New Jersey, additional costs for general insurance coverage including product liability and for other office expenses related to the increase in number of employees.

    INTEREST AND OTHER INCOME, NET. Interest and other income was $723,000 in fiscal 1998 compared to $145,000 in fiscal 1997, an increase of $578,000. Interest income increased to $455,000 in fiscal 1998 from approximately $145,000 in fiscal 1997. The increase was primarily due to the higher levels of invested cash due to the purchase of an equity interest in HPEC by Sofinov Societe Financiere D'Innovation Inc., or Sofinov. Gain on foreign exchange was approximately $261,000 for fiscal 1998 due to exchange gains associated with transactions with HPEC. There were no comparable gains recorded in fiscal 1997.

    INTEREST EXPENSE. Interest expense was $41,000 in fiscal 1998 compared to $174,000 in fiscal 1997, a decrease of $133,000. At May 31, 1996, we had loans outstanding to a company then affiliated with us, Teledata International, Inc., and other investors, totaling approximately $2.3 million which were payable at an interest rate of 8% to 10% per annum. During fiscal 1998, all of these loans were repaid.

LIQUIDITY AND CAPITAL RESOURCES

    Our capital requirements depend on numerous factors, including completion of our product development activities and market acceptance of our systems. We expect to allocate substantial capital resources to expand our manufacturing capacity to meet near-term commercial production requirements, to fund our working capital requirements and to continue development work on our PEM fuel cell systems. At May 31, 2000, we had working capital of approximately $13.2 million which consisted primarily of cash and cash equivalents compared to a working capital deficit of $2.0 million at May 31, 1999. This increase was primarily the result of net proceeds received from private placements of our equity securities consummated during fiscal 2000 as described below.

    Cash flows used by operating activities for fiscal 2000 were $11.8 million as compared to $5.0 million for fiscal 1999. For the year ending May 31, 2000, cash was used primarily to fund the net loss of $17.0 million offset by net changes in operating assets and liabilities primarily for the following reasons:

    - increases in accounts receivable of $743,000 consistent with increased revenue from contracts and products;

    - increases in inventory of $960,000 for increased production of our stationary power systems primarily for ECO and increasing production of our portable and mobile PEM fuel cell systems;

    - increases in prepaid expenses and other assets of $1,684,000 primarily due to the increase of deferred IPO charges of $1,316,000;

    - decreases in accounts payable of $203,000 and increases in other accrued expenses of $700,000 for a total increase of $497,000 are due to increases in inventory purchases, capital expenditures, deferred IPO charges, and increases in expenses and accrued compensation; and

    - increases in deferred revenue of $2.5 million for an initial payment by ECO for the exclusive distribution rights in its territory.

    Net cash used by investing activities totaled $1,120,000 for fiscal 2000 primarily as a result of purchases of new machinery and equipment in support of our development and commercialization activities as compared to $919,000 for fiscal 1999.

    Substantially all of our capital has been raised through the issuance of our common and preferred stock in private equity transactions. Since 1989, approximately $53.2 million of equity has been invested in us. Of this amount, our founders and other individual investors have contributed approximately
$6.7 million in common equity.

    In July 1996, DQE Enterprises, Inc. invested $3.0 million for 200,000 shares of Series A convertible preferred stock. The Series A convertible preferred stock is entitled to cumulative dividends at a rate of 7.0% per annum. These dividends are payable in the form of common stock, valued at a market price of $3.00 per share in the absence of a public market price. DQE Enterprises has agreed to convert all shares of its Series A convertible preferred stock into 1,000,000 shares of our common stock immediately prior to the closing of this offering. At that time, we will also issue to DQE Enterprises approximately 268,000 shares of our common stock in payment of all cumulative dividends to which they are entitled.

    In July 1996, Singapore Technologies Kinetics Ltd. invested $5.0 million for 400,000 shares of Series B convertible preferred stock. The Series B convertible preferred stock is entitled to dividends in the event that dividends or distributions are paid on our common stock, in an amount per share equal to the as-if-converted common stock equivalent of its Series B convertible preferred shares. The Series B convertible preferred stock will automatically convert into 2,000,000 shares of our common stock immediately prior to the closing of this offering.

    In May 1997, Sofinov invested $7.5 million for 500,000 shares of Series C convertible preferred stock. The Series C convertible preferred stock is entitled to dividends in the event that dividends or distributions are paid on our common stock, in an amount per share equal to the as-if-converted common stock equivalent of the Series C convertible preferred shares. On December 31, 1997, we issued an additional 100,000 shares of Series C convertible preferred stock to Sofinov for no consideration as a result of our contractual obligation to do so upon DQE Enterprises' failure to exercise warrants issued to them. Sofinov has agreed to convert all shares of its Series C convertible preferred stock into 3,000,000 shares of our common stock immediately prior to the closing of this offering.

    Simultaneously with the purchase of the Series C convertible preferred stock, Sofinov, Societe Innovatech du Grand Montreal, or Innovatech, and 9042-0175 Quebec Inc., a Sofinov affiliate, invested $5.0 million in exchange for a 50% interest in HPEC. HPEC is developing, among other things, our electrical/thermal co-generation stationary power product and has the exclusive rights to market this product in Canada. Immediately prior to the consummation of this offering, this equity interest will be exchanged for 1,666,665 shares of our common stock and HPEC will become our wholly-owned subsidiary. HPEC will have exclusive marketing rights to our stationary power products throughout North, Central and South America to the extent these rights do not infringe upon the license we granted to ECO.

    In August 1999, ECO invested $15.0 million for 5,000,000 shares of our common stock. At the same time, we entered into an agreement with ECO pursuant to which ECO paid us an initial territory licensing fee of $2.5 million and agreed to purchase, market and service our stationary power fuel cell systems in exchange for the exclusive marketing, distribution and servicing rights to those areas in the United States that are being serviced by ECO's affiliated rural electric cooperative members. The $2.5 million license fee has been deferred and will be recognized over a ten-year period, commencing with the first commercial sale.

    In November 1999, we issued a total of 2,000,000 shares of our common stock to Sofinov at a price of $2.50 per share, or $5.0 million in total, pursuant to the terms of a May 1999 letter agreement. Under this agreement, Sofinov agreed to lend us up to $5.0 million in increments of at least $150,000, payable on demand. Sofinov had the right to convert the outstanding balance of these advances into shares of our common stock at a conversion price of $2.50 per share. In addition, if the outstanding balance of the advances at the time of conversion was less than $5.0 million, Sofinov had the right to purchase additional shares of our common stock at $2.50 per share to bring its total purchase up to $5.0 million. On November 30, 1999, the date Sofinov exercised its conversion right, the outstanding balance of Sofinov's advances was $2.1 million, and was converted into 840,000 shares of our common stock. Furthermore, Sofinov exercised its purchase right in full and purchased an additional 1,160,000 shares of our common stock.

    On November 30, 1999, we issued 2,000,000 shares of our common stock, at a price of $3.00 per share, or $6.0 million in total, to Hydro-Quebec CapiTech.

    In April 2000, H Power made cash payments totalling $2.1 million to Messrs. Rothstein and Entman and NBG Technologies Inc. to terminate agreements with them. A discussion of the consulting termination arrangements of Messrs. Rothstein and Entman is set forth in "Certain Relationships and Related Transactions."

    Our capital requirements will be affected by many factors, including the success of current product offerings, the ability to enhance our current products and our ability to develop and introduce new products that keep pace with technological developments in the marketplace. We intend to use the proceeds of this offering for general corporate purposes including continued research and product development, expanded marketing and sales efforts, locating and acquiring a new manufacturing facility and for working capital. Additionally, we may also use a portion of the net proceeds to acquire or to invest in complementary businesses, technologies, products or services.

    We believe that cash from operations, together with the net proceeds of the sale of common stock in this offering, will be adequate to fund our operations for the next 18 months. We expect to spend in excess of $21 million on property, plant and equipment. We anticipate that we will incur substantial losses over at least the next few years due to numerous factors, including completion of our product development activities in our efforts to commercialize our fuel cell systems, increasing our sales and marketing activities, hiring and training our production staff, expanding our manufacturing capacity, and acquiring and installing new management information systems.

    As of May 31, 2000, we had notes and notes payable of $190,000. Of this amount, $122,000 is an unsecured payment that was due pending resolution with the lender. We also have a $67,000 government loan that is non-interest bearing that was used to finance the last phase of a HPEC development project.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial condition or results of operations.

SECTION 382 OF THE INTERNAL REVENUE CODE

    Section 382 of the Internal Revenue Code limits the ability of a corporation that undergoes an "ownership change" to use its net operating losses to reduce its tax liability. While this offering of our common stock will not trigger such an ownership change, later transactions may do so. In that event, we would not be able to use our net operating losses from before our ownership change in excess of the limitation imposed by Section 382. This limitation generally would be calculated by multiplying the value of our stock immediately before the ownership change by the long-term tax-exempt rate as provided in Section 382(f) of the Internal Revenue Code.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our financial market risk includes risks associated with international operations and related foreign currencies, as we have a significant operation in Canada. Expenses in this operation are incurred in Canadian dollars and therefore are subject to foreign currency exchange risk. Through May 31, 2000, we have not experienced any significant negative impact on our operations as a result of fluctuations in foreign currency exchange rates. In addition our international business is subject to the risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially and adversely affected by changes in these and other factors.

    The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. We maintain our portfolio of cash equivalents and investments in marketable securities in a variety of securities, including both government and corporate obligations and money market funds. We do not utilize any derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. We believe that the investment-grade securities we hold are not subject to any material risks arising from changes in interest rates, however, they may be subject to changes in the financial standing of the issuer of these securities.

                                    BUSINESS

INTRODUCTION

    We are a leader in developing, and believe that we were the first to complete a commercial sale of proton-exchange membrane, or PEM, fuel cell systems. Fuel cells are devices that generate electricity efficiently and cleanly from the electrochemical reaction of hydrogen and oxygen. Hydrogen is typically derived from conventional fuels such as natural gas or propane, while the oxygen is drawn from the air. We have sold fuel cell systems for stationary and portable and mobile applications on a limited basis to the U.S. Government, state agencies and domestic and multinational corporations. We expect demand for our fuel cell products to be driven by the increasing worldwide need for distributed, off-grid electric power, as well as consumer preference for smaller power sources with longer operating lives and lighter weights. We believe that our residential cogeneration products will be adopted in our first target market, consisting of rural, remote homes, because they will best meet the criteria used by the customer in choosing a residential power source. These criteria include price, operating cost, noise, pollution, reliability and maintenance. We believe that as our stationary, portable and mobile products gain acceptance in the market and are manufactured in large quantities, their cost will decline and their reliability will increase until they can provide electricity competitively for a wide variety of applications and geographical territories. We were founded in 1989 and have developed, own or have been granted the exclusive rights to significant patents, proprietary technology and trade secrets covering fuel cells and ancillary systems.

OUR PRODUCT FOCUS

    Our business focus is to design, manufacture and sell PEM fuel cell systems that address the needs of existing and near-term commercial markets. We focus on two major product areas:

    - ON-SITE STATIONARY POWER UNITS WITH OUTPUTS OF 1 TO 25 KILOWATTS Stationary fuel cell systems can provide on-site power to replace or supplement the electric grid for use in residences, farms, small commercial establishments and industrial facilities, and telecom applications.

    - PORTABLE AND MOBILE POWER UNITS WITH OUTPUTS UP TO 15 KILOWATTS
     Portable fuel cell systems can power electronic equipment such as highway variable message signs, communications apparatus, sensor and metering devices, and personal portable electronic devices, such as video cameras and laptop computers.

    Mobile fuel cell systems can provide auxiliary power to operate the air conditioning and electronic systems of large vehicles, such as recreational vehicles or light rail coaches. These systems also can provide primary power for small, specialty vehicles such as forklifts, golf carts and airport terminal cars.

FAVORABLE INDUSTRY AND MARKET TRENDS

    STATIONARY POWER. According to the GRI Baseline Projection of U.S. Energy Supply and Demand-2000 Edition, the share of power generation represented by central utilities will decline sharply over the next ten years. We believe demand for fuel cell products will correspondingly increase as the worldwide need for distributed, off-grid electric power grows. The restructuring of the electric utility industry is contributing to a move away from large central power generating plants with high-voltage transmission lines, to a new model whereby power is increasingly generated and distributed locally. In addition, environmental compliance requirements and higher air-quality standards are causing significant and continuous changes in power generation in the U.S. and worldwide. The distributed power applications sector, in which a dedicated electricity generator is located at or near the end user's site, is our principal target market. We believe that fuel cell systems will allow residential and small commercial consumers to generate electricity on-site from readily available and potentially renewable fuel sources.

    PORTABLE AND MOBILE POWER. We believe that demand for portable and mobile systems will be driven by consumer preference for smaller power sources with longer lives and lighter weights. We believe that one of the earliest commercial opportunities for low-power fuel cells will be as battery substitutes. A 1997 study by the Freedonia Group, a market research organization, has estimated that worldwide battery sales will increase by 8% per year, reaching $89 billion by 2005. This growth is based on increased demand for an expanding variety of battery-powered consumer devices, from video cameras and laptop computers to industrial applications.

    We believe that a number of industry and market trends favor significant penetration by fuel cells into the distributed power generation market. These trends include:

    - increasing requirements for continuous, reliable primary and backup electric power at residences, on farms, in commercial establishments and at small manufacturing facilities;

    - increasing trend toward decentralized communications systems requiring more reliable power than is available on the current electric grid;

    - continuing privatization and deregulation of utilities, which opens the market for alternative power;

    - rising demand for electric power in rural areas as well as in developing countries with minimal existing infrastructure;

    - increasing desire on the part of utilities to avoid costly transmission, maintenance and distribution expenditures; and

    - increasing regulation of the environmental impact of conventional fossil fuel and nuclear power generation and transmission.

PATH TO COMMERCIAL PRODUCTION

    We believe that we were the first to commercialize fuel cells and that the following represent key milestones towards our commercialization efforts:

DATE                                        MILESTONE
-----------------  ------------------------------------------------------------
February 1998      We began delivering limited-production quantities of 50-watt and 100-watt fuel cells to Ball Aerospace & Technologies
                   Corp., a major aerospace company, for integration into
                   systems it is delivering to the U.S. military.
June 1998          We made our first commercial sale when we began supplying
                   the New Jersey Department of Transportation with 65 backup power units for its variable message highway signs. As of
                   May 31, 2000, we had already delivered 53 of these units,
                   all of which are in operation. We believe that this sale
                   represents the world's first commercial order for a sizeable number of competitively-bid, non-subsidized PEM fuel cell
                   systems offered with a warranty.
November 1998      We sold fifteen 50-watt and one 100-watt evaluation systems to a major Scandinavian energy company for remote
                   telecommunications backup power applications.
August 1999        We entered into a ten-year agreement with ECO. Under this
                   agreement, ECO invested $15 million in our company and paid us $2.5 million as a downpayment for licensing fees, in
                   exchange for a mutually exclusive marketing, distribution
                   and servicing arrangement for all of our stationary power
                   products in the 1 to 25 kilowatt range.
March 2000         We have begun delivering to ECO, as its exclusive supplier, the prototype of our residential cogeneration unit, or RCU, which is designed to serve as a primary residential electric power source. Our goal is to commence shipping our initial commercial units in the second half of calendar year 2001.
May 2000           We entered into a renewable two-year distribution
                   arrangement with Mitsui & Co., Ltd. under which they will
                   market our entire line of fuel cell products in Japan.

OUR ECO RELATIONSHIP

    ECO is a national energy services cooperative structured as an independent organization formed in 1998 to assist rural electric cooperatives' efforts to diversify into fuel cells, distributive generation products, and natural gas and propane. ECO provides its members with products and services to help them take advantage of new energy technologies, supports them in their acquisition of natural gas and propane companies, obtains energy products and services and provides consulting services. Currently, approximately 250 of the more than 900 rural electric cooperatives in the U.S. are ECO members (who are also its owners) and membership continues to grow at a rapid pace. ECO is controlled by a board of directors who are appointed by these same cooperative members. Rural electric cooperatives have a service territory that includes 83% of US counties in 47 states. These cooperatives supply power to approximately 14 million U.S. households, farms and small businesses. ECO also has the right to market H Power's products to the additional 37 million households in this service territory that are served by municipal and investor-owned electric utilities. Our product cost analyses indicate that after two to three years of commercial production, efficiencies in production and learning experience should reduce the cost of our PEM fuel cell systems substantially. We believe that our systems would then become attractive to a significant percentage of the additional 37 million households, particularly those in areas where the cost of electricity is relatively high and the cost of natural gas is relatively low. The 250 rural cooperatives, which are currently the ECO members, currently service in excess of 9 million homes.

    ECO has selected us to be its exclusive supplier of stationary fuel cells in the 1 to 25 kilowatt range. In addition, ECO has agreed not to sell to its cooperative members any of our competitors' fuel cell systems, so long as our fuel cell systems are not significantly less competitive in terms of quality, price and performance. ECO has already started its marketing efforts nationwide.

    ECO, has entered into arrangements with various cooperatives to install 44 of our initial production units in test sites throughout the country. These locations were chosen based on geography, climatic conditions (e.g. temperature and humidity) and traditional load curves. It is intended that the data obtained from these test units will be used to further develop our fuel cell size, design and operational components. Participation in this testing program was voluntary, and required participants to pay a test participation fee which will be refunded against future fuel cell purchases, and territory license purchases.

    In furtherance of this testing program, ECO created a fuel cell engineering committee, consisting of 50 managers, engineers and technical representatives from these cooperatives. Four sub-committees have also been established to focus on the fuel cell design and test protocol, safety and interconnection, code and building inspection and training and maintenance. The objective of these committees will be to provide guidance on the final commercial development of the stationary fuel cell.

    ECO purchased the exclusive rights on a per-household basis to be the supplier of fuel cells in the 1 to 25 kilowatt range in the U.S. and made an initial $2.5 million payment to us in August of 1999. These rights exclude sales of fuel cells to the national accounts of telecommunications companies for systems that power telecommunications equipment. The ultimate customer of the fuel cells will be the rural electric cooperatives. ECO has subdivided its distribution rights by county, and has itself begun to sell its rights to sell, distribute, lease, finance and service to ECO members, or to electric cooperatives which become ECO members. ECO members will be able to purchase the exclusive rights to the territories to which the cooperatives currently provide energy services as of August 15, 1999 on an exclusive basis until December 1, 2000. All unsold territories will then be available to be purchased by cooperatives on a "first come, first serve" basis. Any remaining unsold territories will revert back to us on the third anniversary of the date on which fuel cells are first available in commercial quantities. The purchase price paid to ECO will be based on the number of households in the purchased territory and a portion of the fee received by ECO will be paid to us. In addition to the exclusive distribution rights, the rural electric cooperatives will be required to purchase a minimum number of fuel cells each year, but will also be given volume discounts based on units purchased.

    Under the terms of our agreement, ECO has agreed to purchase 12,300 of our stationary fuel cell systems over several years at established unit prices, representing approximately $81 million in revenues. We began to ship our initial test and evaluation units to ECO in March 2000 and our goal is to commence shipping our initial commercial units in the second half of calendar year 2001. ECO, however, has the right to review and revise the delivery schedule for these units to meet the demand of its customer base and may delay delivery until the later of December 30, 2003 or thirty months from when the 10th commercial unit is shipped. We also have agreed to sell our units to ECO at most preferred customer prices. To the extent that our sales to third parties requires us to lower the price of the RCUs that ECO has committed to purchase, the aggregate purchase price under our ECO agreement would be correspondingly reduced. ECO's financial ability to perform under the agreement and to purchase units from us is entirely dependent on its ability to resell the units to its customer base, the rural electric cooperatives.

OUR COMPETITIVE ADVANTAGES

    We believe we have developed a leadership position in the commercialization of low and medium power sectors of the PEM fuel cell industry. We believe our fuel cell systems effectively address the requirements of a wide range of stationary, portable and mobile power applications.

    Our competitive advantages include:

    - EXISTING PRODUCTION CAPABILITY. Since June 1998, we have been delivering PEM fuel systems to the New Jersey Department of Transportation, which we believe represents the world's first commercial fuel cell sale. We recently have begun to ship our initial prototype stationary RCU units to ECO for which we have a production capability of approximately 216 systems per year. Our existing manufacturing capacity for portable and mobile systems is in excess of 10,000 units per year.

    - EXCLUSIVE LICENSE TO FUEL PROCESSING TECHNOLOGY. We licensed from Harvest Energy Technology Inc. the exclusive right to use a proprietary, fuel-processing technology for fuel cell systems in the 1 to 10 kilowatt range, which encompasses the entire range suitable for remote and grid-connected residential cogeneration. This technology is used to process commonly available fuels, such as natural gas or propane, via steam-reforming, a highly efficient chemical process for extracting hydrogen from hydrocarbon fuels. We licensed the technology to reduce the scale of steam-reforming equipment to meet the needs of a residential-power fuel cell system. We believe that the high-efficiency of this equipment will provide electricity at a lower cost per kilowatt-hour than can be achieved by fuel cell generators that use other types of fuel processors.

    - LEADERSHIP IN FUEL CELL AND RELATED TECHNOLOGY. We currently hold 20 U.S. and international patents related to fuel cells and fuel cell systems. We have applied for additional domestic and international patents related to fuel cell technology. While some of our competitors hold more patents related to fuel cells and fuel cell systems than we do, we believe our comprehensive knowledge of fuel cell technology permits us to improve on its key elements and positions us to lead further technological advances in the industry.

    - COGENERATION CAPABILITIES. We believe our initial stationary systems will be the first to incorporate cogeneration capabilities. Cogeneration allows us to enhance significantly the overall efficiency of our fuel cell systems by capturing byproduct heat and supplying it and hot water to homes in addition to electricity.

    - EXPERTISE IN FUEL CELL SYSTEM DESIGN AND INTEGRATION. As of May 31, 2000, we employed 61 engineers and technical professionals in our engineering and product development activities who as a group have the expertise to design and develop the elements required for complete fuel cell systems and to select appropriate ancillary components and subsystems from outside vendors.

      We assist our customers in integrating our systems into their products and provide them with a complete, integrated solution.

    - ECO DISTRIBUTION CHANNEL. Our arrangement with ECO provides us with a primary distribution channel for our RCU product through which we can penetrate our target markets.

OUR BUSINESS STRATEGY

    Our goal is to establish PEM fuel cells as a major alternative energy source and to become the leading commercial provider of PEM fuel cells and fuel cell systems. The following are key elements in our strategy:

    - FOCUS ON EXISTING MARKETS FOR STATIONARY POWER PRODUCTS SUCH AS RURAL AREAS. We intend to initially distribute our stationary products to rural areas through ECO. We believe rural areas will be among the most likely early adopters of fuel cell systems because these markets require alternative stationary power sources such as our RCU systems. In the future, our goal is for manufacturing efficiencies to lead to cost reductions that will make our products attractive to more price-sensitive, grid-connected urban and suburban locations.

    - STRENGTHEN AND EXPAND OUR STRATEGIC RELATIONSHIPS. We are seeking to strengthen our existing strategic relationships, such as our ECO relationship, as well as aggressively pursue additional manufacturing, marketing and distribution partnerships.

    - PENETRATE MARKETS FOR PORTABLE AND MOBILE FUEL CELL PRODUCTS. We will seek to increase sales of our portable and mobile fuel cell systems in addition to continuing to supply demonstration and prototype models of these systems to a broad range of customers with multiple potential applications.

    - DEVELOP LOW-COST, STATE-OF-THE-ART MANUFACTURING CAPABILITIES. Our goal is to acquire state-of-the-art manufacturing facilities and develop strategic manufacturing partnerships, including outsourcing relationships, necessary to produce our fuel cell systems in commercial quantities on a low-cost, high-quality basis.

    - CAPITALIZE ON OUR TECHNOLOGICAL ADVANTAGES OVER OTHER FUEL CELL DEVELOPERS AND OTHER POTENTIAL ALTERNATIVE POWER SOURCES. We are seeking to continue to capitalize on our proprietary technologies in developing our fuel cell systems. For example, we believe our license for the exclusive use of steam reforming technology will provide our products with a significant advantage in hydrogen yield and overall system efficiency as compared with other fuel processing methodologies.

    - DEVELOP AND ACQUIRE ADVANCED COMPLEMENTARY TECHNOLOGIES. We believe that several new technologies could provide advantages for certain applications over systems that require fuel processing equipment to deliver hydrogen to a fuel cell. For example, the direct methanol fuel cell, or DMFC, converts the chemical energy of liquid methanol directly into electrical energy. We have been pursuing the development of DMFC technology under U.S. Government contracts and through internally-funded projects. In addition, we will evaluate acquiring advanced, complementary technologies.

    The competitiveness of our products depends on several factors, including the application and the environment in which they will be operated. Another major factor is cost to the customer. To quantify the cost of our products, we have carried out detailed economic analyses. These analyses have shown the competitiveness of our products, against particular alternative products, for specific applications. For example, the cost of a solar voltaic system to power an average residence in a remote, rural environment, our initial preferred market, is approximately $25,000. The introductory price of under $10,000 for our fuel cell power generator suggests that it would be competitive with this alternative method of generation. Other traditional residential power sources for remote locations, such as internal combustion engine-generators, may currently be less expensive but may not be competitive because of their noise, pollution, and inconvenient maintenance requirements. We believe that our residential cogeneration products will be readily adopted in rural, remote locations because they will best meet the complete set of criteria used by the customer in choosing a residential power source.

OUR PRODUCTS

    Our current products consist of PEM fuel cell systems for stationary power and portable and mobile power. We consider our stationary power products to be medium and high power products and our portable and mobile products to be low power products. Our low power products have power ratings of up to 250 watts; our medium power products have power ratings of 250 watts to 1,000 watts; and our high power products have power ratings in excess of 1,000 watts.

    STATIONARY POWER PRODUCTS

    Stationary fuel cell systems can provide on-site power to replace or supplement the electric grid for use in residences, farms, small commercial establishments and industrial facilities, and telecom applications. Our fuel cells' low emissions, low noise and high efficiency will allow them to be installed near or at the end-user's location, which will eliminate expensive transmission and distribution costs. Additionally, our fuel cells' negligible regulated emissions and quiet operation significantly reduce complex issues associated with siting and licensing traditional power sources. The following table outlines each of our stationary power products and the current status of our commercialization efforts.

PRODUCT NAME AND DESCRIPTION            APPLICATION                      STATUS
-----------------------------  -----------------------------  -----------------------------
RCU                            - Residential cogeneration of  - Commenced shipping of field
  1 to 10 kilowatt AC            electricity and heat           test units in March 2000
  generator of electricity       (providing all the           - Commercial production is
  and by-product heat            electricity needs of a         expected to commence in the
                                 home)                          second half of calendar
                               - Initial market is off-grid     year 2001
                                 sites fueled with propane
                               - Follow-up market is grid-
                                 connected sites fueled with
                                 natural gas

EPAC                           - Backup power for homes       - Available in pre-production
  250 or 500 watt AC,            during grid power outages      quantities for evaluation
  hydrogen-fueled power                                         by selected customers
  supply

TELPAC                         - Distributed telecom backup   - In preliminary development
  500 to 5000 watt, liquid       power
  fuel power supply

    According to data provided to us by the National Electric Rural Cooperative association, over the course of a year, the average U.S. home consumes, on average, approximately 1 kilowatt of energy each day. There are specific circumstances, however, especially during the use of air-conditioning in the summertime, when the power draw could be as much as 4 to 5 kilowatts for a period of several hours. Power peaks in a home could be on the order of 20 kilowatts, for example, during motor-starting. These peak loads are inherently very short in duration (on the order of a second or less); therefore, they represent an insignificant energy burden for the battery, which can easily respond to such instantaneous peak-power demands. During these peak periods, the power provided from a fuel cell system, economically sized to meet a small multiple of the average power need, would be insufficient without the use of supplemental batteries. The amount of incremental energy required from batteries will vary depending on the size of the home and on the climatic conditions to which it is subject. For the typical home, averaging less than 2,400 square feet of floor space, the battery energy storage requirement in expected to be less than 8 kilowatt-hours, except in those areas that experience very high temperatures for a large fraction of the summertime day. The first prototype of our primary cogeneration system for residences, or RCU, provides 3 kilowatts of continuous power and peak power of up to 10 to 15 kilowatts. This system would not be adequate to power average homes with high air-conditioning requirements. Our second generation prototype RCU system, which we expect to begin shipping in the second half of calendar year 2000, will increase the level of continuous power to 4 to 5 kilowatts. We believe that these second generation prototypes and the commercial systems that are planned to follow will be suitable to power most homes in the U.S.

    Our RCU system will process propane or natural gas, yielding electricity and heat for hot water as well as space heating. In addition, we are designing our systems to provide for net metering, which we believe will eventually allow our customers to sell power back to the grid. The RCU will incorporate a fuel processor based on proprietary steam reforming technology, for which we have obtained exclusive rights. The economics of replacing grid-delivered electricity with home-generated power are sensitive to fuel efficiency and we believe that our licensed steam reforming technology will provide a competitive advantage over other types of fuel processing in the potentially large urban, grid-connected market for distributed power generation.

    Our fuel cell stack operates at near atmospheric pressures, which allows the use of an air blower, instead of a compressor. This results in substantially lower power consumption, greater fuel efficiency, less system complexity and less noise.

                                   [DIAGRAM]

    In February 1999, our EPAC furnace power backup unit won a first prize in the home energy category at the 20th Salon National de l'Habitation, a major home show held annually in Montreal. Approximately 15 other companies participated in the show's home energy category and the sponsors granted more than one award in this category. The EPAC unit is designed to provide backup power to gas or oil furnaces during power outages and it also can supply power to run appliances such as refrigerators, freezers, televisions or sump pumps.

    PORTABLE AND MOBILE PRODUCTS

    Portable fuel cell systems can power electronic equipment and personal portable electronic devices. Mobile fuel cell systems can provide auxiliary power for applications that operate the air conditioning and electronic systems of large vehicles. The power requirements for portable and mobile electronic devices continue to expand. Leading battery technologies, however, are rapidly approaching the practical limits of their energy storage capabilities. In response to the growing demand for portable and mobile power, we have produced a wide array of prototypes and commercial portable and mobile fuel cell systems for product applications that require a low, steady state power draw for long durations.

The following table outlines each of our portable and mobile power products and the current status of our commercialization efforts.

PRODUCT NAME AND DESCRIPTION            APPLICATION                      STATUS
-----------------------------  -----------------------------  -----------------------------
POWERPEM(-REGISTERED TRADEMARK-)-D35-- - Educational          - Limited production
  35 watt, 12 volt DC,         - Demonstration
  hydrogen-fueled power        - Scientific
  supply

POWERPEM(-REGISTERED TRADEMARK-)-VMS50-- - Backup power for solar - Limited commercial
  50-100 watt, 12 volt DC,       variable-message road signs    production
  hydrogen-fueled power
  supply for battery charging

POWERPEM(-REGISTERED TRADEMARK-)-SSG50-- - General purpose power - Limited production
  50 watt, 12 volt DC,         - Remote communications and
  hydrogen-fueled power          instrumentation
  supply                       - Railroad and traffic
                                 equipment

POWERPEM(-REGISTERED TRADEMARK-)-PS100/250-- - Telecommunications backup - Limited production
  100 or 250 watt DC,            power
  hydrogen-fueled power        - Auxiliary power units
  supplies                       (railroad/medical)
                               - Electric wheelchairs
                               - Small electric vehicles
                               - Remote power

    In addition to the products outlined above, we are also completing the design of a hydrogen-fueled, 500 watt DC power supply to extend the range of applications now addressed by the POWERPEM(-REGISTERED TRADEMARK-)-PS100 and -PS250. We are also developing products that can be used to power diverse applications such as radio transmitters and robotic vehicles. Our development activities are targeted towards capitalizing on major market opportunities in both military and commercial sales. Our remote-lighting system products incorporating the POWERPEM-REGISTERED TRADEMARK--VMS50 are currently under development and have the potential for wide use in applications such as construction, advertising and transportation.

KEY BUSINESS RELATIONSHIPS

    OUR EQUITY INVESTORS. Our major investors have invested an aggregate of approximately $46.5 million in cash for the funding of our ongoing and planned operations. These investors' contributions are not purely financial. Individually and collectively, they have helped us identify new business opportunities and potential technology partners. These investors also participate actively in the management of our business affairs through their respective representatives or observers on our board of directors. Our major investors include:

    - DQE Enterprises, Inc. is a wholly-owned subsidiary of DQE, Inc. (NYSE:DQE), which delivers essential products, such as electricity, gas, water and communications to homes and businesses and offers services which use technology to increase the value of these essential products for customers. DQE Enterprises acquires and develops companies involved in electronic commerce, communications and energy services and technologies, including power systems for distributed energy generation. We have received a purchase order from an affiliate of DQE Enterprises to purchase an RCU system for use in demonstration, such as an all-propane home. In addition, Duquesne Light Company, a wholly-owned subsidiary of DQE, Inc., has placed an order for backup power systems for sale and demonstration to customers with needs for reliable backup to the electric grid.

    - ECO markets services and products to the more than 900 rural electric cooperatives that operate in territories comprising about two-thirds of the land mass of the U.S. ECO will sell, market and distribute our stationary power products in the 1 to 25 kilowatt range.

    - Hydro-Quebec CapiTech Inc. is a division of Hydro-Quebec, a major Canadian electric utility, that specializes in technology investments.

    - Singapore Technologies Kinetics Ltd., a division of Singapore Technologies Engineering Ltd., a large conglomerate headquartered in Singapore. They principally make ordnance products, such as heavy vehicles for military use, and invest in promising technologies, including power generation.

    - Sofinov Societe Financiere d'Innovation, Inc. is the technology investment arm of Caisse de Depot, a large Canadian pension fund with more than $70 billion in assets under management.

    OUR VENDORS AND TECHNOLOGY PROVIDERS. Several of our suppliers of key components or materials are working with us in cooperative technology development programs to improve and optimize system performance through a closer sharing of development data than is typical in a vendor/user relationship. Examples of relationships that we currently have in place or are developing include development programs in the areas of fuel processing, fuel cell stack components and test equipment. These relationships not only have the potential to optimize the performance of our fuel cells, but also may decrease our manufacturing costs significantly.

    OTHER STRATEGIC AND MARKETING ALLIANCES. We have identified, and will continue to seek out, partners for strategic alliances that meet our defined business needs. In January 1999, we established a joint-technology development program with Epyx, Inc., which recently merged with De Nora Fuel Cells to form Nuvera Fuel Cells, dedicated to fuel processing technology for stationary and transportation applications. Our development program is designed to integrate our fuel cell stack and system technology with the fuel processing technology of Epyx. This two-year, $6.4 million-program is being partially supported by the National Institute of Science and Technology under its advanced technology program.

    In addition, in May 2000, we entered into a renewable two-year distribution arrangement with Mitsui & Co., Ltd. Under the terms of this arrangement, we granted Mitsui the right to distribute and sell our fuel cell products in Japan. The terms and conditions of each purchase and sale of our fuel cell products by and to Mitsui, if any, will be determined through the negotiation of separate purchase and sales contracts. We intend to aggressively pursue additional manufacturing, marketing and distribution alliances in the future.

    GOVERNMENT SPONSORED RESEARCH AND DEVELOPMENT CONTRACTS. Since inception, we have been awarded approximately $19.5 million in federal and state government contracts. We believe most of the technology developed under these government contracts can be utilized in our fuel cell product applications.

HOW A PEM FUEL CELL FUNCTIONS

    A PEM fuel cell is a device that silently produces electricity through an electrochemical reaction in which hydrogen and oxygen are combined to generate electricity, with usable heat and water as the principal by-products. The hydrogen used in the process is derived from fuels such as natural gas, propane, methanol or other petroleum products and the oxygen is drawn from the air. As is illustrated by the following diagram, our fuel cells consist principally of two electrodes, the anode and the cathode, separated by a polymer electrolyte membrane. Each of the electrodes is coated on one side with a platinum-based catalyst. Hydrogen fuel is fed into the anode and air enters through the cathode. In the presence of the platinum catalyst, the hydrogen molecule splits into two protons and two electrons. The electrons from the hydrogen molecule flow through an external circuit creating an electric current. Protons from the hydrogen molecule are transported through the polymer electrolyte membrane and combine at the cathode with the electrons and oxygen from the air, to form water and generate by-product heat.

                                   [DIAGRAM]

    Individual fuel cells are positioned between electrically conducting bipolar plates and combined into a fuel cell stack as is illustrated in the following diagram. The voltage of a stack of cells is proportional to the number of cells. The number of cells in a stack and the cell surface area determine the amount of electrical power that can be generated. The DC power produced by a fuel cell stack is either applied directly to a DC load or converted to AC power by an inverter. The heat generated in the process can be used in cogeneration heating and offers the potential to enhance significantly the overall efficiency of a PEM fuel cell system.

                                   [DIAGRAM]

FUEL CELL SYSTEMS COMPARED TO OTHER ENERGY STORAGE AND PRODUCTION ALTERNATIVES

    Compared with currently available energy storage and production alternatives, fuel cell systems have a combination of characteristics that make them attractive for a wide variety of current niche applications. Typically, fuel cell systems are attractive to users of electricity who require portability, mobility, an independent off-grid power source, a remotely located electrical power source or an on-site backup power source when the grid fails. Fuel cell systems, nonetheless, today are significantly more expensive than other currently available energy storage and production alternatives.

    PEM FUEL CELLS COMPARED TO OTHER TYPES OF FUEL CELLS. Other types of fuel cells have been under development for a variety of applications but we believe that PEM fuel cells have distinct advantages over each of these for immediate commercialization. PEM fuel cells can provide power ranging from milliwatts to kilowatts, depending on their size and configuration. PEM fuel cells operate at low temperatures, which allows for faster start-ups. They also respond rapidly to changes in demand for power. Other types of fuel cells, however, have a greater tolerance to operating on different fuels than PEM fuel cells and are more suitable for high (up to 250 kilowatt) power applications. Nonetheless, we believe that PEM fuel cells have the greatest potential for rapid and profitable commercialization of systems that can be utilized for the broadest range of commercial, industrial and consumer products. We also believe that PEM fuel cells are better suited for small portable and mobile applications than other types of fuel cells.

    PEM FUEL CELLS COMPARED TO COMBUSTION-POWERED GENERATORS. PEM fuel cell systems have inherent operational and environmental advantages over combustion-powered generators:

                  ATTRIBUTE                                      ADVANTAGE
---------------------------------------------  ---------------------------------------------
Fuel cells are electrochemical devices,        Greater efficiency and lower operating costs
rather than combustion-powered generators.     through fuel savings.

Fuel cells are virtually pollution and         More suitable for home use; can be located
odor-free.                                     within the home or business.

Fuel cells operate quietly.                    More suitable for residential and densely
                                               populated environments.

Fuel cells are reliable and require minimal    Better adapted to intermittent use in backup
maintenance.                                   power systems.

Even small units can efficiently recover       Greater fuel economy through cogeneration of
by-product heat.                               power and heat.

While PEM fuel cells are advantageous in many respects, they are significantly more expensive and have a slower start-up time than combustion-powered generators. Unlike PEM fuel cells, combustion-powered generators are also widely available today in the marketplace.

    PEM FUEL CELLS AND BATTERY/FUEL CELL HYBRIDS COMPARED TO BATTERIES. Fuel cell systems have the potential to solve the most challenging current battery problem, which is insufficient energy at a given weight or volume:

                  ATTRIBUTE                                      ADVANTAGE
---------------------------------------------  ---------------------------------------------
The energy of a fuel cell is limited only by   Fuel cells can operate indefinitely when
the availability of its external fuel supply.  connected to a pipeline fuel source; fuel cells can operate longer than batteries for a
                                               given system weight and volume since the
                                               energy of a battery is limited by its size.

Fuel cells can operate more effectively than   Greater tolerance to elevated temperatures
conventional batteries at elevated             means longer system life and higher
temperatures.                                  reliability in harsh environments.

Commercial fuel cell technology is still in    Leading battery technologies are nearing the
the early stages of development.               practical limits of their energy storage
                                               capabilities.

While PEM fuel cells and battery/fuel cell hybrids are advantageous in many respects, batteries are significantly less expensive and have a greater tolerance to very low temperatures. Batteries also have an instantaneous start-up time unlike fuel cells operating with reformers that can take up to 30 minutes to start. Moreover, batteries have a dynamic power range and more readily provide bursts of high power when required than do PEM fuel cells and battery/fuel cell hybrids.

RESEARCH AND DEVELOPMENT

    Our research team focuses on improving PEM fuel cell performance by working to optimize materials and processes. These activities are critical to achieving a higher cell power density, which leads directly to smaller, lighter, lower-cost and more fuel-efficient fuel cell stacks and systems.

    Our materials research efforts address the function, durability and cost of our fuel cell stack components, including electrode materials, membranes, bipolar plates and seals. The bipolar plates are a key area of focus because they perform a variety of critical fuel cell functions. These functions include conducting electricity from cell to adjacent cell, distributing the hydrogen and oxygen over the electrodes and removing the water that is produced as a by-product.

    Our development team improves the designs of our existing products and generates new product concepts. This team initiates advanced fuel cell stack and system concepts and develops associated pre-prototype and prototype hardware. This team also develops new methods for the removal of heat from a fuel cell and for the humidification of the cell membrane, thereby increasing the utility of existing products.

    The activities of our development team are complemented by the multi-kilowatt system development team efforts at HPEC. This team, in concert with our system integration engineers, provides for the specification, procurement, evaluation and optimization of key subsystem hardware such as fuel processors, power conditioners and overall system assembly.

    We expect to spend in excess of $10 million on our research and development activities in fiscal 2001.

STATUS OF OUR TECHNOLOGY

    Our in-house PEM fuel cell system development efforts have concentrated on fuel cell components, fuel cell stack, system components and system integration, as well as hydrogen storage and generation subsystems for low- and medium-power applications. The proprietary technologies that we have developed include:

    - formulation and fabrication of electrodes and membrane-electrode assemblies;

    - design and fabrication of bipolar plates;

    - management of heat and water within the fuel cell stack and overall system;

    - fabrication and assembly methodologies for cells and stacks; and

    - hydrogen fuel storage and generation.

    Our technologies have resulted in compact, efficient fuel cell systems that we believe can be mass produced, reliably and cost-effectively for a wide array of current applications. We believe that our fuel processing and overall system-integration experience, as well as our established relationships with third-party suppliers, allows us to acquire effectively and economically all necessary auxiliary components for our fuel cell systems.

    OUR FUEL CELL STACKS. Our development program has emphasized the design and fabrication technologies for fuel cell stacks. The design characteristics differ between "higher-power," multi-kilowatt stacks, which are used for stationary power applications and "lower-power" stacks, which are used for portable power and battery replacement. Our proprietary low-power stack design achieves compactness and internal humidification, as well as user-friendly features such as external air-cooling and non-humidified reactants. We have successfully implemented this technology in many prototype, pre-commercial and commercial fuel cell systems.

    We cool high-power stacks by directing a flow of water through them. This approach allows the stacks to operate at a higher power and provides by-product heat for hot water and space heating. Since 1997, we have utilized a platelet-type bipolar plate technology acquired on an exclusive basis from Aerojet Corporation, which provides for the incorporation of cooling-water flow-fields within the bipolar plates of our high-power stacks. We have fabricated and assembled dozens of developmental fuel cell stacks of this type in the 1 to 5 kilowatt range. Our internal test results have confirmed that this platelet-type bipolar plate technology provides compactness and a particularly high degree of temperature uniformity throughout the fuel cell stack. We believe that this offers a significant advantage with respect to the reliability and durability of our PEM fuel cells.

    OUR FUEL STORAGE AND PROCESSING-INTEGRATED SYSTEMS. Our low-power fuel cell systems generally incorporate some means of hydrogen storage and supply. Examples are pressurized hydrogen vessels, metal-hydride canisters and chemical hydrides that generate hydrogen upon reaction with water. We typically integrate pressurized hydrogen or metal-hydride units into our fuel cell systems. We have delivered many prototype, pre-commercial and commercial systems based on hydrogen and metal-hydride fuel supplies.

    To expand the utility of our portable and mobile fuel cell systems in the marketplace, we are developing fuel reformers which extract hydrogen from common, widely-available fuels such as natural gas, liquid propane or methanol. For these fuels, we are working with selected outside development companies to obtain fuel reforming technologies suitable for use in PEM fuel cell systems. We expect these reformers to be completed and available in the next three to five years.

    Fuel reformers for our stationary power systems will be fabricated by suitable outside contractors in accordance with our specifications. We have acquired pre-prototype and prototype fuel processor hardware suitable for residential applications and this hardware is undergoing evaluation, optimization and integration within fuel cell systems at our facilities. We expect that these fuel reformers for the beta units of our RCUs will be completed in the fourth quarter of calendar year 2000 and that the fuel processing hardware for our commercial RCUs will be available in the second half of calendar year 2001.

    Power conditioning hardware, such as DC-to-AC inverters, for our products will similarly be specified by us and procured from outside contractors. We are evaluating performance, availability and cost profiles from potential suppliers, and we have acquired our initial hardware. We expect that this power conditioning hardware for the beta units of our RCUs will be completed in the fourth quarter of calendar year 2000 and that the power conditioning hardware for our commercial RCUs will be available in the second half of calendar year 2001.

MANUFACTURING

    PHASE I--LOW VOLUME COMMERCIAL PRODUCTION. Our research and product development process has evolved over the past two years to the point where we are in low-volume commercial production of a number of fuel cell systems and are producing prototype versions of other systems. Though the level of automation has been low, with much of the assembly being manual, we have gone through the early stages of design optimization and, over time, have produced fuel cells with increasing power per unit weight and at significantly lower cost than earlier models. Unit cost reductions achieved by these efforts over the past two years are attributable to, among other things, volume purchases of components and materials, technological advances and the redesign of our products for ease of manufacturing. Our goal is to achieve additional cost reductions as we move into higher-volume manufacturing phases.

    PHASE II--MEDIUM TO HIGH VOLUME COMMERCIAL PRODUCTION. The next stage of our manufacturing strategy is to implement a major upgrade of our production capabilities to enable medium-to-high- volume commercial production and become registered under ISO 9000. Existing forms of equipment and manufacturing processes currently available in the battery industry are directly applicable to our fuel cell technology.

    We recently received a comprehensive manufacturing plant siting study from a major international consulting firm identifying potential plant locations in the eastern United States and Canada. We estimate that the size of the facilities necessary to meet the anticipated demand for our products through 2002 will exceed 100,000 square feet. We intend to acquire and occupy a new manufacturing facility by the end of 2000 and our goal is to commence commercial sales of stationary units by the second half of calendar year 2001.

    PHASE III--HIGH VOLUME COMMERCIAL PRODUCTION. To progress to the next stage of volume manufacturing, we will selectively upgrade a number of the manufacturing steps to semi-automated operation or create automated cells that can perform a series of processes. We intend to:

    - upgrade product designs for automated production;

    - identify and contract with suppliers to outsource non-critical parts and assemblies;

    - develop our vendor networks for materials sourcing; and

    - procure and install equipment needed to meet production demands.

    As we reach successively higher volumes of production, we believe that we can achieve substantial cost reductions through improved equipment and operator efficiencies, and by taking advantage of high-volume orders in the purchase of materials.

SALES AND MARKETING

    We plan to market and sell our products globally through distribution channels that we consider to be appropriate for the particular product and geographical area. Our immediate focus is to access markets that offer near-term opportunities for the sale of our stationary and portable and mobile fuel cell systems. We are strengthening our existing strategic relationships and pursuing new marketing and distribution partnerships with companies that have established distribution networks. These new relationships, for example, could be with companies who sell generators, batteries or certain power protection equipment. Additionally, we plan to be a leading supplier of fuel cell products to large original equipment manufacturers for applications that could include motorized wheelchairs, golf carts, forklifts and small electric vehicles.

    We believe that the rural community will be among the first early adopters of fuel cell technology. In the U.S., ECO sells, markets and distributes our stationary power products, with a power range of 1-25 kilowatts, in the counties in which rural electric cooperatives are active. We are also working closely with ECO to train participating cooperatives in the installation and maintenance of our products. ECO initiated its program to sell our products with a series of seven meetings across the U.S. in January and February of 2000. More than 900 representatives of the rural cooperative community attended these meetings to learn how ECO and H Power plan to provide stationary power fuel cell products, which are specifically designed to meet the needs of the cooperatives. Subsequently, ECO, H Power and representatives of many of the cooperatives set up a 50-member engineering committee to establish the specifications for the product that ECO will market. This committee will complete its work in June 2000 with a set of recommendations on the specifications and attributes for our initial stationary power units and for a series of product enhancements to be introduced over the next two years. ECO has also created programs to secure early orders of our commercial fuel cells by creating awareness of the product through presentations in cooperative territories.

    We are actively seeking or have completed business arrangements with major companies that will distribute our stationary power products in industrialized regions such as Europe and Japan, and in developing countries. For example, we have entered into an arrangement with Mitsui & Co., Ltd. to sell our full cell products in Japan. Mitsui will also assist in developing new strategic partners for sales, marketing and distribution in Japan.

    After our stationary products have been introduced to the rural, remote market, where we believe they will command an initial price of $8,000 to $10,000, we believe that manufacturing economies of scale and production efficiency will permit us to further reduce our selling price. As unit costs decrease, we believe that a mass market will develop in grid-connected areas in which natural gas is available. We believe that the combination of electricity and heat generated by our cogeneration systems from natural gas will then be cost-competitive with electricity from the grid in many areas of the U.S.

    In addition to our ECO distribution channel, we believe that other types of companies will choose to enter into agreements to distribute our stationary power products. These include natural gas and propane distributors, electric utilities, manufacturers and distributors of electric and heating equipment, and home builders. We expect that these distributors will have existing sales organizations, and that some of them will have the capability, or will acquire it, to install and service our products.

    We are taking a number of steps to increase our sales and marketing capability. We have retained a large executive search firm to find a senior executive to head up our sales and marketing functions and to build a larger professional staff to support these functions. We already use a variety of channels to market and sell our stationary and portable and mobile products. We actively participate in domestic and international conferences and trade shows to make direct contact with potential customers and distributors. We also distribute product literature at trade shows and by direct mail and advertise our products in various industry publications and journals. Under the direction of our expanded sales and marketing staff, we plan to extend our network of representatives and distributors to achieve worldwide distribution of our products.

    Most of our sales contacts for our portable and mobile products are generated by customer visits to our internet web site. When these contacts lead to new applications for our products, our engineering team works closely with the customer to design specific product features, including appropriate mechanical and electrical interfaces, for the particular application.

INTELLECTUAL PROPERTY

    In general, our proprietary technology is comprised of the physical and chemical design of our fuel cell components, fuel cell stacks and our manufacturing and assembling methodology and procedures. We have 17 patents issued or allowed in the U.S. and one patent issued or allowed in each of Europe, Taiwan and Singapore covering our proprietary technology. The issued patents will remain in effect for the next fourteen to eighteen years. In addition, we have filed patent applications domestically and internationally relating to fuel cell technology to protect proprietary features arising from our development efforts. We also have filed numerous "Document Disclosures" with the U.S. Patent and Trademark Office in preparation for submitting corresponding patent applications.

    We license some of our technology from third parties. For example, in August 1998, we acquired from Harvest Energy Technology Inc. the right to use steam reforming technology pursuant to the grant of an exclusive worldwide license. This license will remain exclusive unless we fail to meet minimum levels of production and royalty payments during the next several years. Our agreement with Harvest expires in August 2018, at which point we have the option to renew the license for an additional 20-year period.

    We have also accumulated substantial trade secrets and "know-how" since our inception relating to fuel cell design and assembly. For example, in 1995 we acquired platelet technology from Aerojet-General Corporation. In connection with this agreement, Aerojet granted us an exclusive, worldwide, royalty free license to use all of its information and trade secrets (whether or not patentable) for use in developing fuel cells. This license is perpetual but may be canceled by Aerojet in the event of our bankruptcy or our material breach of the agreement.

    We rely on confidentiality agreements to protect our unpatented proprietary information, know-how and trade secrets. We believe, however, that our success is substantially dependent on the knowledge, experience and technical expertise of our employees. In this regard, our employees are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by us. These agreements also contain non-competition and non-solicitation clauses for the term of employment and for one year thereafter.

OUR COMPETITIVE ENVIRONMENT

    We compete primarily on the basis of reliability, efficiency, cost and environmental considerations. A number of companies located in the United States, Canada and abroad are developing PEM fuel cell technology. Many of these companies possess greater financial, technological and personnel resources than we do and represent significant competition. Ballard Power Systems has been developing PEM fuel cell technology with a number of partners and is a potential competitor. A number of major automotive and manufacturing companies also have in-house PEM fuel cell development efforts. Although we believe several companies have established residential fuel cell system development programs, we believe that these companies are still in the development stage. Plug
Power Inc. and Avista Corp. are potential competitors for residential applications. We are not aware of any competitors in the less than 1 kilowatt segment of the market, wherein we have four products now in low-volume production.

    We also compete with companies that are developing other types of fuel cells. In addition to PEM fuel cells, phosphoric acid fuel cells, molten carbonate fuel cells, solid oxide fuel cells and alkaline fuel cells are generally considered to have viable commercial applications. These fuel cells differ in regard to cell materials and operating temperature. While all fuel cell types have potential environmental and efficiency advantages over traditional power sources, we believe that PEM fuel cells can be manufactured less expensively and are more efficient and more practical in small-scale applications.

    We believe that our systems will also compete with other distributed generation technologies, including microturbines and engine-generators. For example, current engine-generators below 25 kilowatts which supply continuous power have approximately the same installed price as the anticipated introductory price of our RCU. We believe that our fuel cell systems will have a competitive advantage because they can be more easily scaled to residential size and will be more efficient in handling the load profile of residential customers. We also believe that they will be quieter, environmentally cleaner, more efficient, and less expensive to install, service and maintain. We also expect that our systems will compete very favorably from a cost standpoint with solar- and wind-powered systems. Furthermore, our products could potentially compete with current conventional power sources such as batteries and providers of on-grid electricity.

    To be competitive with electricity provided by the grid, we believe that our products need to be at or near parity with on-grid electricity on the basis of electricity cost, and provide additional benefits.

We expect that the most important additional benefit will be immunity to utility "brown-outs" and "black-outs" that have affected many areas of the U.S., particularly in the summertime. We believe that to those who rely on electricity for their livelihood, power reliability is a major concern, and that these consumers of electricity will be highly motivated to adopt fuel-cell-generated electric power because it is immune to defects in the electric utility power grid.

    We divide the market for PEM fuel cells into three power ranges, as follows:

    - Low power, less than 1 kilowatt;

    - Medium power, between 1 kilowatt and 25 kilowatts; and

    - High power, more than 25 kilowatts.

    THE MARKET FOR LOW POWER PEM FUEL CELLS IS MOSTLY FOR BATTERY
REPLACEMENT. The known market for sub-kilowatt fuel cells consists mostly of replacement or supplementation of the rechargeable batteries that now meet most needs for these power systems. The total annual worldwide market for rechargeable batteries as estimated in a 1997 study by the Freedonia Group is approximately $25 billion. Except for small batteries for consumer electronics, such as laptop computers and cell phones, lead-acid and nickel cadmium batteries largely dominate the rechargeable battery industry. Each of these systems is relatively large and heavy, contains toxic materials, and loses energy upon storage. Our PEM fuel cells contain no toxic materials, are capable of indefinite storage without loss of energy, and are designed to supplement or replace these batteries in many applications. Of the many potential uses for sub-kilowatt power sources, we have chosen to concentrate in the next few years on a small number of uses that can command an attractive price and for which the issues of fuel infrastructure are relatively simple.

    The largest markets for low power PEM fuel cells that we have identified and are pursuing are for backup power systems and small, hybrid electric vehicles. Examples of backup power systems are the Variable Message Sign fuel cell power source that we have supplied on a commercial basis to the New Jersey Department of Transportation, and the microwave repeater and remote weather station power sources that we supply in limited quantities to a major Scandinavian energy company. Each of these systems supplies supplementary power to a system consisting of a solar photovoltaic array and a reserve rechargeable battery. Each operates on compressed hydrogen gas. We plan to expand our product offerings in the backup power category to include emergency power for homes, small businesses and government use. We are aware of very little competition in this product segment.

    Our demonstration systems have been used to power wheelchairs, electric bicycles and battery/fuel cell hybrid specialty vehicles similar to golf carts. We expect to sell a substantial number of power systems for use in this kind of small electric vehicle. We are not aware of any serious commitment of a competitor to enter this market.

    Our principal market thrust is in the 1 to 25 kilowatt sector of the high power market. Based on data from a 1999 report of Allied Business Intelligence, we estimate the worldwide fuel cell market for stationary power in 2006 will be between two billion and eight billion dollars. Our first product in the stationary power market will be a generator powered either by propane or natural gas and sized to meet the electric power needs of a single home. The most direct competitor for this market appears to be Plug Power, which relies heavily on its relationship with General Electric. Other potential competitors include Ballard, International Fuel Cells and IdaTech.

    WE DO NOT PLAN TO COMPETE IN MARKETS REQUIRING POWER ABOVE 25 KILOWATTS FOR THE NEXT FIVE YEARS. The market for high power systems is divided into transportation applications such as electric vehicle propulsion, and stationary applications such as generator systems for businesses, hospitals, and multiple-occupancy dwellings. Some companies such as Ballard and International Fuel Cells have chosen to devote significant efforts to commercial production of high power systems. For several reasons, we have chosen not to devote any efforts to the market for high power systems over 25 kilowatts for the next five years.

    We believe that fuel cells for automobile propulsion will have to be priced competitively with the gasoline and diesel internal combustion engines currently used for that purpose, at about $50 or less per kilowatt of system power. It is not our strategy to pursue technology that has such aggressive cost targets. We also believe that other technologies may provide lower costs and similar performance for stationary applications above
25 kilowatts. Solid oxide and molten carbonate fuel cells may be developed to serve the high-power market within the next 5 to 10 years. These high-temperature fuel cells may be able to process hydrocarbon fuels more simply than PEM fuel cell systems. We believe that non-fuel-cell power sources may compete effectively with PEM fuel cells in the power range above 25 kilowatts. Several companies, including Honeywell/Allied Signal and Capstone Turbine Corporation, are developing microturbines in the range of 25 to 75 kilowatts. These generators may precede PEM fuel cells in introduction to the markets for prime power generation and backup power applications, and their projected prices (well below $1,000 per kilowatt) may be difficult for PEM fuel cell systems to achieve.

GOVERNMENT REGULATION

    We do not believe that we will be subject to existing federal and state regulatory commissions governing traditional electric utilities and other regulated entities. We anticipate, however, that our products and their installation will be subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. Any government regulation may depend, in part, upon whether a system is placed outside or inside a home. At this time, we do not know which jurisdictions, if any, will impose regulations upon our products or installation. We also do not know the extent to which any existing or new regulations may impact our ability to distribute, install and service our products. Once our products reach the commercialization stage and we begin distributing our systems to our early target markets, federal, state or local government entities or competitors may seek to impose regulations. We intend to encourage the standardization of industry codes to avoid having to comply with differing regulations on a state-by-state or locality-by-locality basis.

EMPLOYEES

    As of May 31, 2000, we employed 141 persons. None of our employees is represented by a labor union. We consider our relationships with our employees to be satisfactory. All key employees have signed confidentiality and non-competition agreements. These agreements prohibit our employees from disclosing any of our confidential information at any time during or after their employment with us and prohibit them from competing with us for one year following termination of their employment.

FACILITIES

    We lease through two separate leases approximately 27,000 square feet in two buildings in an industrial park located in Belleville, New Jersey. Each of these leases expires in July 2001. We have an option to renew the lease for the building that is dedicated to our product engineering and manufacturing of fuel cells for an additional year.

    In December 1999, we entered into a lease for approximately 4,400 square feet of office space in Clifton, New Jersey. Our executive offices are located at this location. This lease expires in July 2001. We intend to consolidate all of our New Jersey operations into a separate facility also located in New Jersey. HPEC leases approximately 9,000 square feet in an industrial park near Montreal which expires in September 2001. In March 2000, HPEC entered into a lease for approximately 2,900 square feet of manufacturing space near Montreal which expires in March 2003.

    We estimate that we will need at least 100,000 square feet of manufacturing space in the next few months in order to meet demand for our products through 2002. We have not yet identified suitable facilities. We believe that additional space will be available on commercially reasonable terms as and when needed.

LEGAL PROCEEDINGS

    We are not a party to any material pending legal proceedings, nor is any of our property, including intellectual property, the subject of any material pending legal proceedings.

                                   MANAGEMENT

OUR DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    Our directors, executive officers and key employees, and their ages and positions, are:

NAME                           AGE                                     POSITION
---------------------------  --------   ----------------------------------------------------------------------
H. Frank Gibbard...........     59      Chief Executive Officer, Director
Arthur Kaufman.............     63      Chief Technology Officer
William L. Zang............     47      Chief Financial Officer, Director
Alan Attia.................     57      Vice President, Research and Development
Thomas H. Michael..........     44      Vice President, Administration and Assistant Secretary
Jean-Guy Chouinard.........     49      General Manager--H Power Enterprises of Canada
Fong Saik Hay..............     43      Director
Rachel K. Lorey............     35      Director
John A. McSweeney(1).......     54      Director
Ivan Roch(1)...............     57      Director
Howard L. Clark, Jr.(2)....     56      Director
Gary K. Willis(1),(2)......     54      Director
Leonard A. Hadley(1),(2)...     66      Director

------------------------

(1) Member of the compensation committee.

(2) Member of the audit committee.

    DR. H. FRANK GIBBARD has served as our Chief Executive Officer since
October 1996 and has been a member of our Board of Directors since June 1997. From 1995 through 1996, Dr. Gibbard operated his own research company, Gibbard Research and Development Corporation. From 1991 to 1995, Dr. Gibbard was employed by Duracell Inc. as Vice President, R&D and Advanced Engineering.
Dr. Gibbard holds a B.S. degree in Chemistry from the University of Oklahoma and a Ph.D. in Chemistry from the Massachusetts Institute of Technology.

    DR. ARTHUR KAUFMAN has served as our Chief Technology Officer since June 2000. He previously served as our Vice President of Technology from October 1999 to May 2000, as our Vice President, Technology & Engineering from November 1996 through October 1999 and as our Director of Technology from July 1995 through November 1996. In addition, Dr. Kaufman served as our President from 1989 through 1995. Dr. Kaufman has been responsible for our research and development programs and the administration and performance of all government programs.
Dr. Kaufman was previously employed by Engelhard Corporation, where he served as Research Manager for that company's fuel cell program, and by United Technologies Corporation, where he served as Research Engineer in a broad range of fuel cell development activities. Dr. Kaufman holds B.S., M.S. and Ph.D. degrees in Chemical Engineering from the Massachusetts Institute of Technology, the University of Florida and the University of Connecticut, respectively.

    WILLIAM L. ZANG has served as our Chief Financial Officer since
December 1999 and has been a member of our Board of Directors since March 2000. From February 1997 to December 1999, Mr. Zang served as a business and financial consultant. From March 1997 to June 1999 in a consulting capacity, he acted as Vice President, General Manager International of Alpha Technologies, a manufacturer of cable telecommunications power supplies. Mr. Zang was employed by Alpha Technologies as its Vice President, Corporate Development from
June 1996 to February 1997. Prior to June 1996, Mr. Zang served for approximately 10 years as the Vice President, Finance and Secretary of International Power Machines, a manufacturer of high technology power supply systems. Mr. Zang holds a B.S. degree in Accountancy from the University of Illinois, Champaign and an M.B.A. in Finance from Loyola University.

    DR. ALAN ATTIA has served as our Vice President, Research and Development since June 2000 and as our High Power Program Director since June 1997. From 1992 to 1997, Dr. Attia was Director of Emerging Technologies at Duracell, where for two years he headed the advanced materials development group, focusing principally on new materials for lithium-ion batteries, and prior to this served as Director of Nickel Metal Hydride Cell Development. Dr. Attia holds a B.S. degree in chemistry and a Ph.D. degree in physical chemistry from the University of Illinois.

    THOMAS H. MICHAEL has served as our Vice President, Administration since October 1999 and as our Assistant Secretary since December 1999. He previously served as Director, Corporate Finance of our Canadian subsidiary, H Power Enterprises of Canada, or HPEC, from April 1998 to October 1999. Mr. Michael has over 20 years experience in public accounting, finance and international business. Prior to joining H Power, from 1997 to 1998, Mr. Michael was employed as a financial and management consultant for JRM Global. From 1994 to 1997, Mr. Michael served as Chief Financial Officer of Decolin Inc. Mr. Michael holds a Bachelor of Commerce and a graduate Diploma in Accountancy from Concordia University. Mr. Michael is also a Chartered Accountant and a member of The Canadian Institute of Chartered Accountants.

    JEAN-GUY CHOUINARD has served as General Manager of H Power Enterprises of Canada, Inc. since April 1998. Prior to joining HPEC, from 1994 to 1998,
Mr. Chouinard served as Director of Research for Natural Gas Technologies Centre where he led a research team in the development of gas technologies that resulted in the issuance of six patents. Prior to 1994, Mr. Chouinard held several positions at Gaz Metropolitan Limited Partnership, DATECH.
Mr. Chouinard holds B.S. and M.S. degrees in Physics from the University of Montreal and the University of Toronto, respectively, and received an M.B.A. from Concordia University.

    FONG SAIK HAY has been a Director since July 1996. Since 1990, Mr. Fong has been the Director of Engineering of Singapore Technologies Kinetics Ltd. His principal roles during this time have involved leading a development staff of approximately 300 people in developing military and commercial vehicles and acting as Chief Technology Officer in identifying new technologies. From 1986 to 1989, Mr. Fong was a Principal Engineer in Chartered Industries of
Singapore Ltd.

    RACHEL K. LOREY has been a Director since July 1999. Ms. Lorey has served as Vice President of DQE Enterprises, Inc. since February 1999. Prior to then,
Ms. Lorey practiced as an attorney in the Pittsburgh offices of Jones, Day, Reavis & Pogue from January 1996 through February 1999, and of Kirkpatrick & Lockhart L.L.P. from 1989 through 1995. Her practice area focused on corporate transactions, including mergers and acquisitions, divestitures, joint ventures and financings.

    JOHN A. MCSWEENEY has been a Director since October 1999. Mr. McSweeney has served as President and Chief Executive Officer of Energy Co-Opportunity, Inc., the parent company of ECO Fuel Cells, LLC, since June 1999. Prior to this, Mr. McSweeney served as a Vice President & General Manager for AmeriGas Propane, L.P. from 1995 through 1998, where he oversaw AmeriGas' Midwest region, which consisted of 50 locations and approximately 400 employees.

    IVAN ROCH has been a Director since December 1999. From 1997 to 1999,
Mr. Roch served as a consultant (in the capacity of a general manager) to Ateliers Wood Inc., a company that specializes in electromechanical equipment repairs. Mr. Roch was employed from 1995 to 1997 as the President and General Manager of Les Materiaux De Pointe Precitech Inc., a start-up venture that manufactured powder metal parts for industrial uses. From 1994 to 1995, Mr. Roch was a Project Manager for Les Enterprises Barrette Ltee and focused on developing products from excess raw material used in a saw milling operation.

    HOWARD L. CLARK, JR. has been a Director since June 2000. Mr. Clark has served as Vice-Chairman of Lehman Brothers Inc., an investment banking and brokerage firm, since 1993. From February 1990 until February 1993, Mr. Clark served as Chairman, President and Chief Executive Officer of Shearson Lehman Brothers Holdings, Inc. Before that, Mr. Clark served as Executive Vice President and Chief Financial Officer of American Express Company, having held various positions with that firm since 1981. From 1968 to 1981, Mr. Clark served as Managing Director of Blyth Eastman Paine Webber Incorporated or predecessor firms. Mr. Clark also serves as a director of Lehman Brothers Inc., White Mountains Insurance Group, Ltd., Maytag Corporation and Walter Industries, Inc. Mr. Clark holds an M.B.A. degree from Columbia University.

    GARY K. WILLIS has been a Director since June 2000. Mr. Willis has served as Chairman of the Board of Directors of Zygo Corporation, a supplier of high precision yield improvement and metrology systems, since November 1998.
Mr. Willis has been a director of Zygo since February 1992 and has also served as President from 1992 to 1999 and as Chief Executive Officer from 1993 to 1999 of that corporation. Prior to joining Zygo, Mr. Willis served as the President and Chief Executive Officer of The Foxboro Company, a manufacturer of process control instruments and systems. Mr. Willis is also a director of Rofin-Sinar Technologies, Inc., Benthos Corporation and Middlesex Health Services, Inc.
Mr. Willis holds a B.S. degree in mechanical engineering from Worcester Polytechnical Institute.

    LEONARD A. HADLEY has been a Director since June 2000. Mr. Hadley retired as Chairman and Chief Executive Officer of Maytag Corporation in August 1999 after having served in those capacities since 1993. Mr. Hadley serves as a director of Deere & Co. and Snap-On Inc. Mr. Hadley holds a B.S.C. degree in accounting from the University of Iowa. He also attended Drake University and the University of Iowa College of Law.

BOARD COMMITTEES

    We formed an audit committee of our board of directors in April 2000. Our audit committee currently consists of Messrs. Clark, Jr., Willis and Hadley, each of whom is an independent director. Our audit committee has the responsibility of reviewing our audited financial statements and accounting practices. This committee considers and recommends the appointment of independent accountants and approves fee arrangements with them for audit functions and for advisory and other consulting services.

    Our compensation committee has been in existence since November 1996 and currently consists of Messrs. Hadley, Willis, McSweeney and Roch. Our compensation committee reviews and approves compensation and benefits for our employees, consultants and directors and administers our employee plans.

DIRECTOR COMPENSATION

    Directors are reimbursed for expenses actually incurred in connection with attendance at each meeting of the board or any committee thereof. In June 2000, we granted to each of Messrs. Clark, Jr., Hadley and Willis, upon their becoming directors of H Power, options to purchase 80,000 shares of our common stock, at an exercise price per share equal to $16.00 per share, representing the initial public offering price of our common stock.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our chief executive officer and to all other executive officers whose total cash consideration exceeded $100,000 for services rendered to us during the fiscal year ended May 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                            ----------------------------------   -------------------------
                                                                                 SECURITIES
                                                                     OTHER       UNDERLYING       ALL
                NAME AND                                             ANNUAL       OPTIONS/       OTHER
           PRINCIPAL POSITION                SALARY     BONUS     COMPENSATION      SARS      COMPENSATION
-----------------------------------------   --------   --------   ------------   ----------   ------------
H. Frank Gibbard, Chief Executive
  Officer................................   $195,776        --       $20,271            --            --

Arthur Kaufman, Chief Technology
  Officer................................   $134,722        --       $ 4,997            --            --

William Zang, Chief Financial
  Officer(a).............................   $ 55,392        --       $ 1,677            --            --

------------------------

(a) William Zang's annual base salary is $120,000. The amounts reflected above represent his salary from December 1999, when he joined H Power, until the end of our most recent fiscal year.

STOCK OPTIONS

    The following table sets forth information concerning the grant of options to purchase shares of our common stock to each of our chief executive officer, chief technology officer, and chief financial officer during the fiscal year ended May 31, 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                 INDIVIDUAL GRANTS
-----------------------------------------------------------------------------------
                                            PERCENT OF                                POTENTIAL REALIZABLE VALUE
                                              TOTAL                                               AT
                                             OPTIONS                                    ASSUMED ANNUAL RATES OF
                               NUMBER OF     GRANTED                                   STOCK PRICE APPRECIATION
                               SECURITIES       TO                                                FOR
                               UNDERLYING   EMPLOYEES    EXERCISE                           OPTION TERM (5)
                                OPTIONS     IN FISCAL      PRICE         EXPIRATION   ---------------------------
 NAME AND PRINCIPAL POSITION    GRANTED        YEAR      ($/SHARE)          DATE          5%             10%
 ---------------------------   ----------   ----------   ---------       ----------   -----------   -------------
H. Frank Gibbard, Chief
  Executive Officer..........   500,000       18.52%      $ 3.00(1)       12/22/04     $414,422      $  915,765

Arthur Kaufman, Chief
  Technology Officer.........    15,625        0.58%      $16.00(2)        3/17/05     $ --          $   51,971

William Zang, Chief Financial
  Officer....................   250,000        9.26%      $ 3.00(3)       12/22/04     $207,211      $  457,883

                                125,000        4.63%      $16.00(4)       12/22/04     $ --          $  415,765

------------------------
(1) The options to purchase 500,000 shares of common stock held by H. Frank Gibbard at May 31, 2000 are exercisable as to 250,000 shares on October 6, 2000 and as to the remaining 250,000 shares on October 6, 2001.

(2) The options to purchase 15,625 shares of common stock held by Arthur Kaufman at May 31, 2000 are exercisable annually in three equal installments starting on March 17, 2000, at a price per share equal to $16.00, representing the initial public offering price of our common stock.

(3) The options to purchase 250,000 shares of common stock held by William Zang at May 31, 2000 are exercisable annually in three equal installments starting on December 5, 2000.

(4) The options to purchase 125,000 shares of common stock held by William Zang at May 31, 2000 are exercisable annually in three equal installments starting on December 5, 2000, at a price per share equal to $16.00, representing the initial public offering price of our common stock.

(5) These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

    The following table sets forth at May 31, 2000 the number of options and the value of unexercised options held by each of the executive officers named in the summary compensation table. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at May 31, 2000 and the exercise prices of the options. There was no public trading market for our common stock as of May 31, 2000. Accordingly, the value of unexercised in-the-money options listed below has been calculated on the basis of the initial public offering price of $16.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

                       AGGREGATED YEAR-END OPTION VALUES

                                                  NUMBER OF SHARES            VALUE OF UNEXERCISED
                                               SUBJECT TO UNEXERCISED         IN-THE-MONEY OPTIONS
                                                 OPTIONS AT YEAR END               AT YEAR END
                                             ---------------------------   ---------------------------
NAME                                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                         -----------   -------------   -----------   -------------
H. Frank Gibbard,
Chief Executive Officer....................     750,000       750,000      $10,125,000     $9,875,000

Arthur Kaufman,
Chief Technology Officer...................       5,210        10,415               --             --

William Zang,
Chief Financial Officer....................          --       375,000               --     $3,250,000

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In November 1996, we established a compensation committee which currently consists of Messrs. Hadley, Willis, McSweeney and Roch. Prior to November 1996, matters concerning executive officer compensation were addressed by the entire board.

EMPLOYMENT AGREEMENTS

    In October 1999, we entered into an amended and restated employment agreement with Dr. H. Frank Gibbard, our Chief Executive Officer. The term of this agreement expires in October 2002. Pursuant to the terms of this agreement, Dr. Gibbard is required to devote his full time and attention to our business and affairs and he receives an annual base salary of $203,320. As part of his compensation package, Dr. Gibbard receives an automobile allowance and other fringe benefits commensurate with his duties and responsibilities and is eligible to receive, from time to time, discretionary cash bonuses. If, within a year after a change in our control, we terminate Dr. Gibbard or we assign him duties materially inconsistent with his position, he may be entitled to receive a lump sum payment equal to one-half of his then annual base salary and incentive compensation. Dr. Gibbard's employment agreement precludes him from competing with us or soliciting our employees during the period of his employment and for two years thereafter.

    In October 1999, we entered into a three-year employment agreement with Arthur Kaufman to serve as our Vice President of Technology. Dr. Kaufman is required to devote his full time and attention to our business and affairs and he receives an annual base salary of $135,000. As part of his compensation package, Dr. Kaufman receives an automobile allowance and other fringe benefits commensurate with his duties and responsibilities and is eligible to receive, from time to time, discretionary cash bonuses. Dr. Kaufman's employment agreement precludes him from competing with us during the period of his employment and for one year thereafter or from soliciting any of our employees during the period of his employment and for two years thereafter.

    In November 1999, we entered into a three-year employment agreement with Thomas H. Michael to serve as our Vice President, Administration. Under the terms of his agreement, Mr. Michael must devote substantially all of his business time, ability and attention to our business and affairs and he receives an annual base salary of $117,500. Mr. Michael received an option to purchase 225,000 shares of our common stock as part of his compensation package. These options have an exercise price of $3.00 per share, vest over a three-year period ending October 2002 and may be exercised until December 2004. As part of his compensation package, Mr. Michael receives an automobile allowance and is eligible, from time to time, to receive discretionary bonuses. If, within a year after a change in our control, we terminate Mr. Michael or we assign him duties materially inconsistent with his position, he may be entitled to receive a lump sum payment equal to one-half of his then annual base salary. Mr. Michael's employment agreement precludes him from competing with us or soliciting our employees during the period of his employment and for two years thereafter.

    In November 1999, we entered into a three year employment agreement with William L. Zang to serve as our Chief Financial Officer. Under the terms of his agreement, Mr. Zang must devote substantially all of his business time, ability and attention to our business and affairs and he receives an annual base salary of $120,000. As part of his compensation package, Mr. Zang also received an option to purchase 250,000 shares of our common stock at an exercise price of $3.00 per share. These options vest over a three-year period ending
December 2002 and may be exercised until December 2004. Mr. Zang also receives an automobile allowance and other fringe benefits commensurate with his duties and responsibilities and is eligible, from time to time, to receive discretionary bonuses. If, within a year after a change in our control, we terminate Mr. Zang or we assign him duties materially inconsistent with his position, he may be entitled to receive a lump sum payment equal to one-half of his then annual base salary. Mr. Zang's employment agreement precludes him from competing with us or soliciting our employees during the period of his employment and for two years thereafter.

OUR STOCK OPTION PLANS

    1989 STOCK OPTION PLAN. Pursuant to our June 1989 stock option plan, which expired on June 6, 1994, options to purchase 957,500 shares of our common stock at $0.80 per share were issued to 21 employees. Of that amount, 137,500 have been exercised and 718,750 have lapsed. Options to purchase 101,250 shares are currently exercisable until May 31, 2002. Options granted under the 1989 Plan must be exercised within three months of the end of the optionee's status as an employee or consultant, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option term.

    2000 STOCK OPTION PLAN. This stock option plan was originally approved by our stockholders in May 1996 and at that time was named the 1996 Stock Option Plan. In March 2000, we amended and restated this plan principally to update the plan to reflect changes in applicable tax and securities laws. The 2000 Plan authorizes options to purchase up to an aggregate of 3,750,000 shares of our common stock and is administered by the compensation committee. Options granted under the 2000 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by that optionee. Options granted under the 2000 Plan must be exercised within three months of the end of optionee's status as an employee or consultant, or within 12 months after that optionee's termination by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the 2000 Plan will be determined by the compensation committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of stock options for all other employees cannot be less than 100% of the fair market value per share on the date of the grant. The maximum term of an option granted under the 2000 Plan may not exceed 10 years from the date of grant, or five years in the case of an incentive stock option granted to a 10% stockholder. As of July 21, 2000, we have granted options to purchase 883,485 shares of our common stock under the 2000 Plan.

    OPTIONS GRANTED OUTSIDE THE PLANS. In addition to the options which may be granted under our 1989 and 2000 Stock Option Plans, as of July 21, 2000, we have options outstanding to purchase 4,730,625 shares of our common stock outside of those plans at exercise prices per share ranging from $2.50 to $16.00 per share, representing the initial public offering price of our common stock. These grants include options to purchase 750,000 shares of our common stock at an exercise price of $2.50 granted to Dr. Gibbard in fiscal 1997, options to purchase 250,000 shares at an exercise price of $2.50 granted to Dr. Gibbard in fiscal 1998 and options to purchase 500,000 shares of our common stock at an exercise price of $3.00 granted to Dr. Gibbard in fiscal 2000. In fiscal 2000, we also granted to Mr. Zang options to purchase 250,000 shares of our common stock at an exercise price of $3.00 per share and 125,000 shares at an exercise price equal to $16.00 per share, representing the initial public offering price per share of our common stock. In addition, in fiscal 2000, we granted to Mr. Michael options to purchase 225,000 shares of our common stock, to Mr. Russo options to purchase 100,000 shares of our common stock, each at an exercise price of $3.00 per share, and to Mr. Kaufman options to purchase 15,625 shares of our common stock at an exercise price equal to $16.00 per share, representing the initial public offering price of our common stock. Furthermore, in fiscal 2000 we granted to Mr. Chouinard options to purchase 125,000 shares of our common stock at an exercise price of $3.00 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In July 1999, we entered into consulting agreements with Norman Rothstein and Frederick Entman, who were our founders in 1989 and who also served on our board of directors from June 1997 until their resignation in April 2000.
Messrs. Rothstein and Entman had previously served as consultants to us since 1996, and Mr. Entman had been our full-time counsel from June 1989 until May 1996. Mr. Rothstein is the beneficial owner of approximately 18.1% of our outstanding common stock, and Mr. Entman is the beneficial owner of approximately 16.5% of our outstanding common stock. Under the terms of their consulting agreements, Messrs. Rothstein and Entman received annual base salaries of $113,000 for serving as our consultants on various corporate related matters and were also entitled to receive bonuses in connection with any public or private financings consummated by us other than this offering. In connection with their consulting agreements, our board of directors granted to each of Mr. Rothstein and Mr. Entman options to purchase 500,000 shares of our common stock at exercise prices of $3.00 per share, respectively. These options are fully vested and may be exercised in cash or by the delivery of other H Power options or securities.

    Norman Rothstein and Frederick Entman resigned from our board of directors effective April 5, 2000. Messrs. Rothstein and Entman also terminated their consulting agreements effective as of April 5, 2000 in exchange for which they each received a cash payment of $1 million and the grant of options to purchase 300,000 shares of our common stock at an exercise price per share equal to $16.00 per share, representing the initial public offering price of our common stock. We have agreed to include all shares of common stock underlying the options granted to Messrs. Rothstein and Entman in any future registration statement filed after this offering to register shares of common stock underlying options granted to any of our employees or officers. Furthermore, we have agreed that if such a registration statement is not filed within six months prior to the expiration date of the options granted to Messrs. Rothstein and Entman, then we will extend the expiration date of Mr. Rothstein's and Mr. Entman's options.

    On June 23, 1995, Messrs. Rothstein and Entman, without admitting or denying allegations, consented to an SEC order to cease and desist from violating or causing violations or future violations of Sections 5(a) and 5(c) of the Securities Act. In accepting the offers of settlement of Messrs. Rothstein and Entman, the SEC found that in 1988, Messrs. Rothstein and Entman, acting through a partnership, sold 50,000 previously registered shares of common stock of Gil-Med Industries, Inc. to the public through broker-dealers. The SEC determined that a new registration statement was required, but had not been filed, with respect to the sale of the 50,000 shares. Messrs. Rothstein and Entman maintain they were unaware of this requirement.

    On April 5, 2000, at the request of Lehman Brothers Inc. in connection with this offering, we entered into a stockholders' and voting agreement with Messrs. Rothstein and Entman and certain of their affiliates, who collectively own 18.1%, in the case of the Rothstein family, and 16.5%, in the case of the Entman family, of our common stock. Pursuant to this agreement, these investors have granted to our independent directors an irrevocable proxy for their shares and have agreed that:

    - their shares will be present and counted for quorum purposes at every meeting of our stockholders;

    - their shares will be voted on all matters in the same proportion as the votes cast by our other stockholders;

    - in the case of a tender offer or an exchange offer for our common stock, their shares will be tendered in the same proportion as the shares tendered by our other stockholders;

    - they will sell or transfer their shares without the prior written consent of our independent directors, only:

       -- in transactions meeting the requirements of Rule 144 under the Securities Act, so long as in all cases the manner of sale requirements of Rule 144(f) are complied with;

       -- in underwritten public offerings conducted in a manner intended to effect a broad, unaffiliated public distribution;

       -- in a private sale to unaffiliated qualified institutional buyers who will own less than 10% of our outstanding common stock after the sale;

       -- as a bona fide pledge to an independent financial institution to secure borrowings on a full recourse basis, provided that such financial institution need not agree to be bound by the terms and conditions of the stockholders' and voting agreement if such borrowings do not exceed $2,500,000 in the aggregate;

       -- to other Rothstein family members in the case of Rothstein family members and to other Entman family members in the case of Entman family members;

       -- pursuant to a registration statement in which the sale is consistent with the manner of sale requirements of Rule 144(f) under the Securities Act;

       -- to H Power in a bona fide repurchase transaction; or

       -- pursuant to a tender or exchange offer conducted pursuant to Regulations M-A, 14D, 14E and/or Rule 13e-4 under the Exchange Act; and

    - they will not increase their percentage ownership in H Power by more than 3% of our outstanding common stock, in the case of each family, above the levels of fully diluted ownership that exist immediately following this offering.

    In all cases, the foregoing transfers are subject to the terms and conditions of the lock-up agreements described under "Underwriting."

    The investors have also agreed that they will not seek to be represented on, seek the removal of any directors from, or otherwise change the composition of, our board of directors or otherwise control our board of directors or have any involvement in our management.

    The investors have further agreed that neither they nor any person they control will: (i) conduct or participate in any solicitation of proxies or consents relating to our common stock or our other securities; (ii) conduct or participate in any meeting of our stockholders; (iii) request or obtain any lists of our stockholders; (iv) initiate or encourage the making of any stockholder proposal; (v) deposit any of their shares of common stock in a voting trust or enter into any voting agreement or grant any proxy in respect of their shares; (vi) form, join, or participate with any persons or group for the purpose of acquiring, holding, voting or disposing of our common stock; (vii) make any offer or proposal regarding the acquisition of H Power or any of its securities or assets or with respect to any merger, business combination, change-in-control, restructuring or recapitalization transaction involving H Power; (viii) facilitate, encourage, disclose or pursue any intention, purpose, plan or proposal with respect to H Power, our board of directors or our management personnel that is inconsistent with the terms of the stockholders' and voting agreement; (ix) seek any waiver or amendment of the voting and proxy provisions of the stockholders' and voting agreement; or (x) assist, advise, facilitate or encourage any person, entity or group to enter into any of the transactions contemplated by clauses (i) through (ix) above.

    The stockholders' and voting agreement has a 10-year term and will continue in effect until April 5, 2010. The agreement will terminate with respect to the Rothstein family members when the number of shares they own collectively is less than 5% of our outstanding common stock. This same termination provision also applies with respect to the Entman family members. The agreement would again become operative if the Rothstein family investors or Entman family investors, as applicable, reacquire, on a collective basis, record or beneficial ownership of 5% or more of our outstanding common stock, in which case the agreement would terminate upon the earlier of April 5, 2010 or the date on which such Rothstein family investors or Entman family investors, as applicable, collectively own less than 5% of our outstanding common stock. We have filed this agreement as an exhibit to the registration statement and we encourage you to read the agreement carefully and in its entirety.

    In February 1995, we entered into an agreement with NBG Technologies, Inc. (formerly known as TechMatics, Inc.), a company controlled by Mr. Rothstein's family, whereby NBG provided us with research and development consulting services and, as consideration therefor, we granted to NBG marketing, distribution and exclusive manufacturing rights in the U.S. with respect to fuel cell systems that may be used to power consumer products. The agreement provided that NBG was entitled to any arising technology and patent rights with respect to all designs, materials and technologies they developed under this agreement and we were granted a worldwide exclusive paid-up license for any of these designs, materials and technologies. However, if we were to use NBG developed designs, materials and technologies in products that were not manufactured by them, the agreement provided that we were to pay NBG a royalty to be determined. Under this agreement, we have paid approximately $157,000 to NBG over the last three fiscal years. We believe that the amounts paid to NBG were equivalent to the amounts that would have been paid in an arm's-length transaction between unaffiliated parties. All agreements and other arrangements with NBG were terminated on March 29, 2000, in exchange for a cash payment of $100,000 and the grant of options to purchase 250,000 shares of our common stock at an exercise price per share equal to $16.00 per share, representing the initial public offering price of our common stock. The termination of our agreements with NBG, however, does not preclude us from continuing our involvement with NBG's activities, although we are not obligated to do so.

    In connection with DQE Enterprises' purchase of 200,000 shares of our Series A preferred stock in 1996 for $3 million, we granted them the exclusive right to distribute our stationary power fuel cell systems in Pennsylvania, Ohio and West Virginia. DQE Enterprises recently agreed to modify this right to allow ECO to distribute stationary power fuel cell systems in those counties in Pennsylvania, Ohio and West Virginia in which ECO's rural electric cooperative members provide energy services. As consideration for DQE Enterprises' modifying its exclusive rights, we agreed to amend our Amended and Restated Certificate of Incorporation to change the redemption price of our Series A preferred stock from $16.50 per share to $18.00 per share, thereby increasing the liquidation value of the Series A preferred stock by $300,000. We also issued to DQE Enterprises warrants to purchase 500,000 shares of our common stock at $5.00 per share. We recorded a charge to cost of revenues--products totaling $150,000 which represents the fair value of the warrants on August 25, 1999, their date of issuance. These warrants expire on July 31, 2001. Rachel K. Lorey, a Vice President of DQE Enterprises, serves as DQE Enterprises' representative on our Board of Directors.

    In May 1997, we entered into a 50-50 joint venture with Sofinov, Societe Innovatech du Grand Montreal and 9042-0175 Quebec Inc. to establish HPEC. We granted HPEC an exclusive license to market and distribute our stationary power products in Canada. Sofinov, Innovatech and 9042-0175 Quebec Inc. have agreed that they will exercise, effective immediately prior to this offering, their right to convert their 50% interest in HPEC into 333,333 shares of our Series C convertible preferred stock, which, in turn, will be converted into 1,666,665 shares of our common stock. Upon conversion, HPEC will become our wholly-owned subsidiary and the territory in which HPEC has the exclusive right to market and sell our stationary fuel cell products would expand to cover most of North and South America to the extent it does not infringe upon the license we granted to ECO.

    In November 1999, we issued 2,000,000 shares of our common stock to Sofinov. Pursuant to the terms of a May 1999 agreement, Sofinov agreed to lend us, at 8% annual interest, up to $5 million, in increments of at least $150,000. These loans were payable on demand. Under this agreement, Sofinov could convert all or any portion of the outstanding balance of the advances and interest thereon into shares of our common stock at a conversion rate of $2.50 per share. If the outstanding balance of advances and interest thereon was less than $5 million, Sofinov was entitled to purchase additional shares of our common stock at $2.50 per share to bring its total purchase up to $5 million. Total advances to us from Sofinov under this agreement amounted to $2.1 million and on November 30, 1999, Sofinov exercised its conversion and purchase rights in full.

    In May and June of 1999, Allan Rothstein, a son of Norman Rothstein, a beneficial owner of more than five percent of our outstanding common stock, loaned us a total of $483,000 evidenced by promissory notes, payable on demand, with an interest rate of 8.0% per annum. We paid these loans and all accumulated interest thereon in full in August 1999.

    Concurrent with ECO's purchase of 5,000,000 shares of our common stock at a price of $3.00 per share in August 1999, ECO paid us an initial payment of $2.5 million for the exclusive right to market, distribute and service our 1 to 25 kilowatt stationary power products in U.S. counties in which ECO's rural electric cooperative members provide energy services. The initial term of this agreement shall remain in effect for a period of 10 years following the date that we commence shipment of our commercial units to ECO and, at ECO's option, is renewable thereafter for successive 10-year terms. In addition, we have agreed to use our best efforts to nominate one designee of ECO at each election of our board of directors. John A. McSweeney, the President and Chief Executive Officer of Energy Co-Opportunity, Inc., serves as ECO's representative on our Board of Directors. Persons or entities affiliated or associated with ECO may purchase reserved shares pursuant to the directed share program.

    The composition of our Board of Directors was subject to a stockholders' rights agreement among Sofinov, Singapore Technologies Kinetics and DQE Enterprises and Messrs. Entman and Rothstein and their affiliates. Under this agreement, each party was required to vote or cause to be voted all of its shares in order to fix the size of our Board of Directors at nine and to ensure representation on our Board of each of the parties thereto. This agreement will terminate immediately prior to the offering upon the conversion of all of our outstanding shares of convertible preferred stock.

    In June 2000, Howard L. Clark, Jr., who has served as Vice-Chairman of Lehman Brothers Inc. since 1993, was elected to our Board of Directors. Lehman Brothers Inc. is currently serving as the lead underwriter for the offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of May 31, 2000, and as adjusted to reflect the sale by H Power of 7,000,000 shares of common stock in this offering, by:
(1) each person known to beneficially own more than 5% of our shares of common stock; (2) each of our directors; (3) each named executive officer; (4) all of our executive officers and directors as a group; and (5) certain other significant stockholders of H Power. The following table also reflects the sale of an aggregate of 1,050,000 shares of outstanding common stock by our selling stockholders, assuming the exercise in full of the underwriters' over-allotment option and the sale to the underwriters pursuant thereto of the number of shares of common stock set forth opposite the names of the selling stockholders. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless indicated otherwise, the business address of the beneficial owners is: c/o H Power Corp., 1373 Broad Street, Clifton, New Jersey 07013.

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED(1) PRIOR                      OWNED AFTER
                                                 TO THE OFFERING                      THE OFFERING
                                               --------------------   SHARES TO   --------------------
                                                NUMBER     PERCENT    BE SOLD**    NUMBER     PERCENT
                                               ---------   --------   ---------   ---------   --------
Norman Rothstein (2)
311 Links Drive West
Oceanside, NY 11572..........................  8,528,125     18.1%       --       8,003,125     15.0%

Frederick Entman (3)
260 Tillou Road
South Orange, NJ 07079.......................  7,741,750     16.5%       --       7,216,750     13.5%

Sofinov Societe Financiere D'Innovation Inc.
1981 Avenue McGill College
Montreal, Quebec H3A 3C7.....................  6,458,335     14.1%       --       6,458,335     12.2%

ECO Fuel Cells, LLC
2201 Cooperative Way
Herndon, VA 20171............................  4,750,000     10.4%       --       4,750,000      9.0%

John McSweeney (4)
ECO Fuel Cells, LLC
2201 Cooperative Way
Herndon, VA 20171............................  5,000,000     10.9%       --       5,000,000      9.5%

Gerald Entman, Trustee for Elise Entman
2440 North Lakeview Avenue
Chicago, IL 60614............................  2,500,000      5.5%     225,000    2,275,000      4.3%

Cynthia Rothstein
311 Links Drive West
Oceanside, NY 11572..........................  3,000,000      6.6%     525,000    2,475,000      4.7%

Hydro-Quebec CapiTech Inc.
75, Rene-Levesque Blvd. West, 22nd Floor
Montreal, Quebec H2Z 1AU.....................  2,000,000      4.4%       --       2,000,000      3.8%

Singapore Technologies Kinetics Ltd.
5 Portsdown Road
Singapore 139296.............................  2,000,000      4.4%       --       2,000,000      3.8%

DQE Enterprises, Inc. (5)
One North Shore Center, Suite 100
Pittsburgh, PA 15212.........................  1,500,000      3.3%       --       1,500,000      2.8%

                                               SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                  OWNED(1) PRIOR                      OWNED AFTER
                                                 TO THE OFFERING                      THE OFFERING
                                               --------------------   SHARES TO   --------------------
                                                NUMBER     PERCENT    BE SOLD**    NUMBER     PERCENT
                                               ---------   --------   ---------   ---------   --------
Dr. H. Frank Gibbard (6).....................    863,750      1.9%       --         863,750      1.6%

Dr. Arthur Kaufman...........................  1,075,000      2.3%       --       1,075,000      2.0%

Gary K. Willis...............................          0        *        --               0        *

Leonard A. Hadley............................          0        *        --               0        *

Howard Clark, Jr.............................          0        *        --               0        *

William L. Zang..............................          0        *        --               0        *

Ivan Roch (7)................................          0        *        --               0        *

Rachel K. Lorey (8)..........................          0        *        --               0        *

Fong Saik Hay (9)............................          0        *        --               0        *

Scott Entman.................................  1,463,305      3.2%     150,000    1,313,305      2.5%

Brian Entman.................................  1,442,820      3.2%     150,000    1,292,820      2.5%

All directors and executive officers as a
  group
  (10 persons) (10)..........................  6,938,750     14.9%       --       6,938,750     13.0%

------------------------

*   Less than 1% of the outstanding common stock.

**  Assumes that the underwriters' over-allotment option is exercised in full.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of May 31, 2000, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

(2) Includes 153,125 shares held by Mr. Rothstein, 3,000,000 shares held by Cynthia Rothstein, his spouse, 75,000 shares held by his brother Carl Rothstein and 3,875,000 shares held by his children as follows: Allan Rothstein 1,625,000 shares, Steven Rothstein 1,000,000 shares and Tammy Rothstein 1,000,000 shares. Also includes 125,000 shares held by Mr. Rothstein as trustee for Jordan H. Rothstein 2000 Irrevocable Trust and 125,000 shares held by Mr. Rothstein as trustee for Nicole S. Rothstein 2000 Irrevocable Trust. Also includes 125,000 shares of common stock held by Dynamark Corp., a company controlled by members of Mr. Rothstein's family. Includes stock options to purchase 1,050,000 shares granted to Mr. Rothstein and stock options to purchase 250,000 shares granted to NBG Technologies, Inc., a company controlled by Mr. Rothstein. Mr. Rothstein disclaims beneficial ownership of all shares of common stock held by any members of his family. Substantially all of these shares are subject to a stockholders' and voting agreement as discussed under "Certain Relationships and Related Transactions." The shares beneficially owned by Mr. Rothstein after the offering have been reduced to reflect the sale, pursuant to the underwriters' over-allotment option, of shares of our common stock owned by Cynthia Rothstein whose shares Mr. Rothstein may be deemed to beneficially own. See "Underwriting--Over-Allotment Option."

(3) Includes 285,625 shares held directly by Mr. Entman and 375,000 shares held in trust for Mr. Entman. Also includes 3,125,000 shares held in trust for Elise Entman, his spouse, and

    1,437,500 shares held by Brian Entman and 1,437,500 shares held by Scott Entman, his children. Includes stock options to purchase 25,805 shares granted to Scott Entman, and 5,320 shares granted to Brian Entman. Also includes options to purchase 1,050,000 shares granted to Mr. Entman.
    Mr. Entman disclaims beneficial ownership of all shares of common stock held by any members of his family. All of these shares are subject to a stockholders' and voting agreement as discussed under "Certain Relationships and Related Transactions." The shares beneficially owned by Mr. Entman after the offering have been reduced to reflect the sale, pursuant to the underwriters' over-allotment option, of shares of our common stock owned by Brian Entman, Scott Entman and Gerald Entman, as Trustee for Elise Entman, whose shares Mr. Entman may be deemed to beneficially own. See "Underwriting--Over-Allotment Option."

(4) Includes 4,750,000 shares of common stock held by ECO over which Mr. McSweeney shares voting power.

(5) Includes warrants to purchase 500,000 shares of common stock. Does not include shares of common stock issuable to DQE Enterprises in payment of dividends to which they are entitled.

(6) Includes 86,750 shares owned by Dr. Gibbard, an aggregate of 26,000 shares held by his eight children and 1,000 shares held by Lindsey Hough, his nephew. Dr. Gibbard disclaims beneficial ownership of all shares held by his children and his nephew. Includes stock options to purchase 750,000 shares of common stock.

(7) Mr. Roch is the designee of Sofinov on our board of directors, but he does not have or share voting or investment control over the 6,458,335 shares of common stock held by Sofinov.

(8) Ms. Lorey is the designee of DQE Enterprises on our board of directors and serves as a Vice President of DQE Enterprises, but she does not have or share voting or investment control over the 1,000,000 shares of common stock and warrants to purchase 500,000 shares of common stock held by DQE Enterprises.

(9) Mr. Fong is the designee of Singapore Technologies Kinetics on our board of directors and serves as a Director of Engineering of Singapore Technologies Kinetics, but he does not have or share voting or investment control over the 2,000,000 shares of common stock held by Singapore Technologies Kinetics.

(10) Includes options to purchase 750,000 shares.

                          DESCRIPTION OF CAPITAL STOCK

    Effective July 7, 2000, our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.

    The following is a summary of some of the provisions of the common stock and preferred stock provisions of our amended and restated certificate of incorporation.

COMMON STOCK

    As of May 31, 2000, there were 38,090,195 shares of common stock outstanding that were held by approximately 253 stockholders of record.

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive, ratably, dividends, if any, as may be declared by the board out of funds legally available for the payment of dividends. Our common stock does not have cumulative voting rights which means that the holders of the outstanding common stock voting for the election of directors can elect all directors then being elected. If we liquidate, dissolve or wind up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

    Upon the closing of this offering, we will not have any shares of our preferred stock outstanding. The 10,000,000 authorized shares of our preferred stock may be issued in one or more series without further approval from our stockholders. Our board of directors is authorized to determine the terms, limitations and relative rights, qualifications and preferences of our preferred stock, to establish several series of our preferred stock and to determine the variations among series. If we issue preferred stock, it would have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. In addition, we may be obligated to repurchase or redeem our preferred stock. The holders of our preferred stock may have voting and conversion rights, including multiple voting rights, which could adversely affect the rights of the holders of our common stock. We do not have any present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Pursuant to agreements between us and DQE Enterprises, Inc., Singapore Technologies Kinetics Ltd., Sofinov Societe Financiere D'Innovation Inc., Societe Innovatech du Grand Montreal, 9042-0175 Quebec Inc., ECO and Hydro-Quebec CapiTech, these entities are entitled to certain rights with respect to the registration under the Securities Act of 16,666,665 shares of our common stock, including the common stock into which the preferred stock is convertible, that they currently hold. Following the closing of this offering, if we propose to register any of the shares of our capital stock under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of their common stock in the registration.

    DQE Enterprises, Singapore Technologies Kinetics, Sofinov, Innovatech, 9042-0175 Quebec Inc., ECO and Hydro-Quebec CapiTech have waived their rights to include their shares in this offering.

    Singapore Technologies Kinetics, Sofinov, Innovatech, 9042-0175
Quebec Inc., ECO and Hydro-Quebec CapiTech are also entitled to demand registration rights with respect to 15,666,665 shares of our common stock pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use our best efforts to effect the registration. Singapore Technologies Kinetics, Sofinov, Innovatech, 9042-0175 Quebec Inc., ECO and Hydro-Quebec CapiTech have agreed not to exercise these rights for a period of one year following the closing of this offering.

    Furthermore, Messrs. Rothstein and Entman's consulting agreements provide for one collective demand registration right and unlimited piggyback registration rights with respect to an aggregate of approximately 13,888,750 shares. All fees and expenses incurred in connection with any of these registrations will be borne by us, except that Messrs. Rothstein and Entman will pay all fees and expenses of their own counsel and all underwriting discounts and commissions relating to any sale of their common stock. Messrs. Rothstein and Entman have agreed not to exercise their demand registration rights for 12 months following the closing of this offering and have waived their right to include their shares in this offering.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

    - the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (we have not made this election);

    - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

    - upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan); or

    - the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own.

    The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation's voting stock. Section 203 could have the effect of delaying, deferring or preventing takeover attempts that might result in your receiving a premium over the market price of our common stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    We will enter into indemnification agreements with our current directors and executive officers. These agreements and provisions of our amended and restated certificate of incorporation may have the practical effect in some cases of eliminating our stockholders' ability to collect monetary damages from our directors. We believe that these contractual agreements and the provisions of our amended and restated certificate of incorporation are necessary to attract and retain qualified persons as directors and officers.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future and at a time and price that we deem appropriate.

    Upon completion of this offering, we will have outstanding an aggregate of 52,756,860 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves up to 45,756,860 shares eligible for sale in the public market as follows:

NUMBER OF SHARES                                                   DATE
-------------------------------------  ------------------------------------------------------------
 3,218,750                             After the date of this prospectus.
 1,388,875                             Commencing on the 91st day after the date of this
                                       prospectus, subject, in some cases, to volume limitations.
41,149,235                             At various times commencing on the 181st day after the date of this prospectus.

LOCK-UP AGREEMENTS

    All of our executive officers and directors, our 5% shareholders, including Messrs. Norman Rothstein and Frederick Entman and certain members of their respective families, and the holders of approximately 15,954,275 shares of our common stock have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not directly or indirectly offer, sell or otherwise dispose of any shares of our common stock or any securities which may be converted into or exchanged or exercised for shares of our common stock for a period of 180 days from the date of this prospectus. In addition, the underwriters have agreed to allow Messrs. Entman and Rothstein and their affiliates who are parties to the stockholders' and voting agreement to sell up to 10% of their common shares commencing on the 91st day after the date of this prospectus. Transfers or dispositions can be made sooner:

    - with the prior written consent of Lehman Brothers Inc.;

    - in the case of gifts or estate planning transfers where the donee signs a lock-up agreement; or

    - in the case of distributions to stockholders or affiliates of the stockholders where the recipient signs a lock-up agreement.

    In addition to the foregoing restrictions, the transfer and sale of common stock by certain of the stockholders who have entered into the lock-up agreements described above is further subject to the provisions of the stockholders' and voting agreement described under "Certain Relationships and Related Transactions."

RULE 144

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of our common stock then outstanding, which will equal approximately 527,569 shares immediately after this offering; or

    - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing with the Securities and Exchange Commission of a notice on Form 144 with respect to that sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon the completion of this offering. However, our transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 under the Securities Act prior to effecting a transfer of the shares. Upon completion of this offering and subject to the expiration of any applicable lock-up agreements, holders of 35,090,195 shares will be eligible to freely sell their shares under Rule 144(k).

RULE 701

    In general, subject to the volume limitations under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

STOCK OPTIONS

    We intend to file a registration statement on Form S-8 under the Securities Act shortly after the completion of this offering covering 3,750,000 shares of our common stock reserved for issuance under our stock option plan and, as of July 21, 2000, approximately 4,730,625 shares of our common stock issuable upon exercise of options granted outside of our stock option plan. As of July 21, 2000, options to purchase 5,715,360 shares of our common stock were issued and outstanding of which 3,443,955 shares are currently exercisable. Shares of our common stock registered under the S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale immediately in the open market, subject to the expiration of any applicable lock-up agreements.

REGISTRATION RIGHTS

    After this offering, the holders of 30,555,415 shares of our common stock, or their transferees, will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. Furthermore, the holders of up to the following number of shares of common stock will be able to require us to conduct a registered public offering of their shares at the times indicated below:

    - 20,555,415 shares of common stock at any time following the date that is one year after the closing of this offering;

    - 5,000,000 shares of common stock at any time after August 27, 2001; and

    - 4,000,000 shares of common stock at any time after November 29, 2001.

If these holders exercise their registration rights, their shares of our common stock would become freely tradeable without restriction under the Securities Act. These sales could have a material adverse effect on the trading price of our common stock.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following discussion summarizes the material United States federal income and estate tax consequences generally applicable to the ownership and disposition of our common stock by a non-U.S. holder of common stock. A non-U.S. holder is a holder of common stock that is not, for United States federal income tax purposes, any of the following:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

    - an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

    - a trust (a) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) which was in existence on August 20, 1996 and has properly elected to continue to be received as a United States person.

    This discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, or the "Code," Treasury regulations under the Code, published rulings, administrative pronouncements and judicial decisions, all of which are subject to change or different interpretation on a possibly retroactive basis. In addition, special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" or certain U.S. expatriates. This discussion does not address the treatment of any non-U.S. holders under the laws of any state, local or foreign taxing jurisdiction. This discussion is limited to non-U.S. holders who hold our common stock as a capital asset. EACH PROSPECTIVE HOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

DIVIDENDS

    Dividends paid to a non-U.S. holder of common stock generally will be subject to United States federal withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. Provided that the non-U.S. holder complies with applicable certification and disclosure requirements, there will be no withholding tax with respect to dividends that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder). Instead, the "effectively connected" dividends will be subject to net U.S. federal income tax in the same manner as dividends paid to United States citizens, resident aliens and domestic United States corporations. Any effectively connected dividends received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.

    Under currently effective United States Treasury regulations, dividends paid prior to January 1, 2000 to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under recently finalized United States Treasury regulations that will generally be effective for distributions after December 31, 2000, or the "Final Withholding Regulations," however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Final Withholding Regulations, in the case of common stock held by a foreign partnership, (1) the certification requirements would generally be applied to the partners of the partnership and (2) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Final Withholding Regulations provide look-through rules for tiered partnerships.

    A non-U.S. holder of common stock that is eligible for a reduced rate of United States withholding tax under a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to United States federal income tax for gain recognized on a sale or other disposition of common stock unless one of the following conditions is satisfied:

    - the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained in the United States by the non-U.S. holder). The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates. Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty;

    - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions exist;

    - we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period. We believe we are not currently, and do not anticipate becoming, a "United States real property holding corporation" for U.S. federal income tax purposes. Further, even if we were to become a "United States real property holding corporation" for U.S. federal income tax purposes, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded on an established securities market," and the non-U.S. holder did not hold, directly or indirectly at any time during the shorter of the periods described above, more than 5% of the common stock; or

    - the non-U.S. holder is subject to tax under certain provisions of the Code applicable to U.S. expatriates.

FEDERAL ESTATE TAX CONSEQUENCES

    Common stock held by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    We must report annually to the United States Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, any holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the non-U.S. holder's country of residence.

    Under current law, United States information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not subject to withholding because an applicable tax treaty reduces or eliminates the withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to common stock to holders that are not "exempt recipients" and that fail to provide certain information including the holder's United States taxpayer identification number.

    Under current law, generally, unless the payor of dividends has actual knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Final Withholding Regulations, dividend payments made after December 31, 2000 generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Final Withholding Regulations.

    In general, United States information reporting and backup withholding requirements also will not apply to the payment of disposition proceeds where the transaction is effected through an office outside the United States of a non-United States broker. However, United States information reporting, but not backup withholding, requirements will apply to a payment made outside the United States of the proceeds of a sale of common stock through an office outside the United States of a broker that is (i) a United States person, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for United States federal income tax purposes, or, (iv) in the case of payments made after December 31, 2000, a foreign partnership with certain connections to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person and that certain conditions are met, or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of common stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

    Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against a non-U.S. holder's federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below for whom Lehman Brothers Inc., CIBC World Markets Corp., Deutsche Bank Securities Inc., Josephthal & Co. Inc. and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the respective number of shares of common stock shown opposite its name below:

                                                              NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  ----------
Lehman Brothers Inc.........................................   2,444,000
CIBC World Markets Corp.....................................   1,374,900
Deutsche Bank Securities Inc................................   1,374,900
Josephthal & Co. Inc........................................     916,200
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................      75,000
Chase Securities Inc. ......................................      75,000
Credit Suisse First Boston Corporation......................      75,000
Goldman, Sachs & Co. .......................................      75,000
RBC Dominion Securities Corp. ..............................      75,000
UBS Warburg LLC.............................................      75,000
Robert W. Baird & Co. Incorporated..........................      40,000
Brean Murray & Co., L.P.....................................      40,000
Broadband Capital Management LLC............................      40,000
Fahnestock & Co. Inc. ......................................      40,000
Friedman, Billings, Ramsey & Co., Inc. .....................      40,000
Gruntal & Co., L.L.C. ......................................      40,000
Edward D. Jones & Co., L.P..................................      40,000
Pryor, Counts & Co., Inc. ..................................      40,000
Raymond James & Associates, Inc. ...........................      40,000
Wachovia Securities, Inc....................................      40,000
H.C. Wainwright & Co., Inc..................................      40,000
                                                              ----------
Total.......................................................   7,000,000
                                                              ==========

    The underwriting agreement provides that the underwriters' obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any shares of common stock are purchased by the underwriters pursuant to the underwriting agreement, then all the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

COMMISSIONS AND EXPENSES

    The representatives had advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.68 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

    The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share, less the amount paid to us per share. The underwriting discounts and commissions will equal 7% of the public offering price.

                                                                      TOTAL WITHOUT         WITH
                                                          PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                          ---------   --------------   --------------
Underwriting discounts and commissions to be paid by
  us....................................................    $1.12        $7,840,000      $9,016,000

    We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $2,114,000.

OVER-ALLOTMENT OPTION

    Each of Cynthia Rothstein, Scott Entman, Bryan Entman and Gerald Entman, as Trustee for Elise Entman, has granted to the underwriters an option to purchase up to an aggregate of 1,050,000 of their shares of our common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions presented on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, provided that the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table and our selling stockholders named above will be obligated, under the over-allotment option, to sell to the underwriters their shares of our common stock.

LOCK-UP AGREEMENTS

    We have agreed that, without the prior written consent of Lehman
Brothers Inc., we will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged or exercised for any shares of our common stock for a period of 180 days from the date of this prospectus. We and all of our executive officers and directors, our 5% shareholders, including Messrs. Norman Rothstein and Frederick Entman and certain members of their respective families, and the holders of approximately 15,954,275 shares of our common stock, have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any shares of our common stock for a period of 180 days from the date of this prospectus.

    Notwithstanding the foregoing, during the period commencing on the 91st day after the date of the underwriting agreement through and including the 180th day after the date of the underwriting agreement, Messrs. Norman Rothstein and Frederick Entman and certain of their affiliates who are parties to the stockholders' and voting agreement may sell up to 10% of their shares of common stock subject, in all cases, with respect to Messrs. Rothstein and Entman and their affiliates, to the prohibitions and limitations contained in the stockholders' and voting agreement described under "Certain Relationships and Related Transactions."

OFFERING PRICE DETERMINATION

    Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives have considered:

    - prevailing market conditions;

    - our historical performance and capital structure;

    - estimates of our business potential and earnings prospects;

    - an overall assessment of our management; and

    - the consideration of these factors in relation to market valuation of companies in related businesses.

    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol " HPOW."

INDEMNIFICATION

    We and our selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify Lehman Brothers Inc. against liabilities relating to the directed share program, including liabilities under the Securities Act.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares of our common stock than are presented on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing our common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in this prospectus.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase our common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares of our common stock as part of the offering.

    In general, purchasers of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters make any representation or prediction concerning the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that any such transaction, once commenced, will not be discontinued without notice.

PRIVATE SALE BY H POWER EMPLOYEE

    On July 21, 2000, H Power's Chief Technology Officer effected the sale to Lehman Brothers Inc. of 45,000 shares of common stock for an aggregate purchase price of $180,000 (or $4 per share). Lehman Brothers Inc. purchased these shares for its own account and has agreed not to directly or indirectly transfer, sell or otherwise dispose of these shares of common stock (or any interest therein) until after the first anniversary of the date of this prospectus.

FIDELITY CAPITAL MARKETS

    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering, and will be facilitating electronic distribution through the Internet.

STAMP TAXES

    Non-United States purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition of the offering price listed on the cover of this prospectus.

OFFER AND SALES IN CANADA

    Any offers in Canada will be made only under an exception from the requirements to file a prospectus in each relevant province of Canada where a sale is made.

DIRECTED SHARE PROGRAM

    At our request, the underwriters have reserved up to 700,000 shares, or 10% of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees and to certain of our business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus. All of the persons purchasing the reserved shares, except for our employees who are not officers or directors, must sign lock-up agreements under which they agree not to directly or indirectly transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 45 days after the date of this prospectus.

    The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for H Power by Fulbright & Jaworski L.L.P., New York, New York. Merrill M. Kraines, a partner in Fulbright & Jaworski L.L.P., has served as our Secretary since December 1999. Certain legal matters in connection with the offering will be passed upon for the underwriters by Greenberg Traurig, LLP, New York, New York.

                                    EXPERTS

    The financial statements as of May 31, 2000 and 1999 and for each of the three fiscal years in the period ended May 31, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement, of which this prospectus constitutes a part, on Form S-1, with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with rules and regulations of the Securities and Exchange Commission. For further information about us and the common stock being sold in this offering, please refer to the registration statement and the exhibits and schedules filed as a part of the registration statement.

    A copy of the registration statement, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the public reference section of the Securities and Exchange Commission at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and maybe inspected without charge at the regional offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement, including the exhibits and schedules thereto, is also available at the Securities and Exchange Commission's site on the World Wide Web at http://www.sec.gov.

    We intend to furnish our stockholders annual reports containing financial statements audited by our independent auditors and quarterly reports containing unaudited financial information.

                 (This page has been left blank intentionally.)

                                 H POWER CORP.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGES
                                                              --------
Report of Independent Accountants...........................       F-2

Consolidated Balance Sheets as of May 31, 1999 and 2000 and
  May 31, 2000 Pro Forma (unaudited)........................       F-3

Consolidated Statements of Operations for the years ended
  May 31, 1998, 1999 and 2000...............................       F-4

Consolidated Statements of Changes in Stockholders' Equity
  (Deficit) and Comprehensive Loss for the years ended
  May 31, 1998, 1999 and 2000...............................       F-5

Consolidated Statements of Cash Flows for the years ended
  May 31, 1998, 1999 and 2000...............................       F-6

Notes to Consolidated Financial Statements..................  F-7-F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of H Power Corp.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of H Power Corp. and its subsidiary (the "Company") at May 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Florham Park, NJ
July 26, 2000

                                 H POWER CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                                               MAY 31,
                                                              ------------------------------------------
                                                                                             PRO FORMA
                                                                  1999           2000           2000
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS

Current assets
  Cash and cash equivalents.................................  $    242,107   $ 11,257,355   $ 11,257,355
  Accounts receivable net of allowance for doubtful accounts of $0 and $60,000 at May 31, 1999 and 2000,
    respectively............................................       135,229        878,310        878,310
  Unbilled receivables......................................       186,283        214,550        214,550
  Inventories...............................................       341,119      1,300,999      1,300,999
  Tax credit receivable.....................................       644,791        930,117        930,117
  Prepaid expenses and other current assets.................        35,188      1,604,041      1,604,041
                                                              ------------   ------------   ------------
    Total current assets....................................     1,584,717     16,185,372     16,185,372
Plant and equipment, net....................................     1,438,912      1,877,728      1,877,728
Patents, net of accumulated amortization of $18,886 and
  $34,288 at May 31, 1999 and 2000, respectively............       415,362        438,847        438,847
Other assets................................................        32,900        147,646        147,646
                                                              ------------   ------------   ------------
    Total assets............................................  $  3,471,891   $ 18,649,593   $ 18,649,593
                                                              ============   ============   ============

                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt......................  $    124,219   $    123,223   $    123,223
  Accounts payable..........................................     1,400,915      1,197,803      1,197,803
  Accrued expenses..........................................       472,441      1,172,570      1,172,570
  Deferred revenue..........................................       250,000        478,351        478,351
  Due to related parties....................................     1,292,654             --             --
                                                              ------------   ------------   ------------
    Total current liabilities...............................     3,540,229      2,971,947      2,971,947

Deferred revenue............................................            --      2,222,222      2,222,222
Long-term debt..............................................        69,280         66,765         66,765
                                                              ------------   ------------   ------------
    Total liabilities.......................................     3,609,509      5,260,934      5,260,934
                                                              ------------   ------------   ------------
Commitments and contingencies
Minority interest...........................................     5,000,000      5,000,000             --
                                                              ------------   ------------   ------------
Mandatorily redeemable preferred stock:
  Series A Convertible Preferred Stock--$.001 par value;
    200,000 shares authorized; 200,000 shares issued and
    outstanding at May 31, 1999 and 2000; 0 shares issued
    and outstanding at May 31, 2000 pro forma...............     2,966,471      2,966,471             --
  Series B Convertible Preferred Stock--$.001 par value;
    400,000 shares authorized; 400,000 shares issued and
    outstanding at May 31, 1999 and 2000; 0 shares issued
    and outstanding at May 31, 2000 pro forma...............     4,944,118      4,944,118             --
  Series C Convertible Preferred Stock--$.001 par value;
    1,200,000 shares authorized; 600,000 issued and
    outstanding at May 31, 1999 and 2000; 0 shares issued
    and outstanding at May 31, 2000 pro forma...............     7,416,177      7,416,177             --
STOCKHOLDERS' EQUITY
  Common stock--$.001 par value; 20,000,000 shares
    authorized; 29,015,195 shares issued and outstanding at
    May 31, 1999; 38,090,195 shares issued and outstanding
    at May 31, 2000; 45,756,860 shares issued and
    outstanding at May 31, 2000 pro forma...................        29,016         38,091         45,758
  Additional paid-in capital................................     7,663,950     38,127,238     58,446,337
  Accumulated deficit.......................................   (27,734,495)   (44,746,901)   (44,746,901)
  Accumulated other comprehensive loss......................      (422,855)      (356,535)      (356,535)
                                                              ------------   ------------   ------------
    Total stockholders' (deficit) equity....................   (20,464,384)    (6,938,107)    13,388,659
                                                              ------------   ------------   ------------
      Total liabilities and stockholders' equity............  $  3,471,891   $ 18,649,593   $ 18,649,593
                                                              ============   ============   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                 H POWER CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED MAY 31,
                                                        ----------------------------------------
                                                           1998          1999           2000
                                                        -----------   -----------   ------------
REVENUES
  Products............................................  $    99,071   $   501,065   $    984,996
  Contracts...........................................      618,728       516,967      2,695,291
                                                        -----------   -----------   ------------
                                                            717,799     1,018,032      3,680,287
                                                        -----------   -----------   ------------

OPERATING EXPENSES
  Cost of revenues--products..........................      354,957       613,864      1,100,767
  Cost of revenues--contracts.........................      436,216       465,806      2,356,828
  Research and development............................    2,812,786     3,051,089      5,338,727
  Selling, general, and administrative................    3,514,048     3,813,161     12,565,380
                                                        -----------   -----------   ------------
    Total operating expenses..........................    7,118,007     7,943,920     21,361,702
                                                        -----------   -----------   ------------

  Loss from operations................................   (6,400,208)   (6,925,888)   (17,681,415)
  Interest and other income, net......................      723,788       182,378        746,034
  Interest expense....................................      (41,395)      (22,250)       (77,025)
                                                        -----------   -----------   ------------
    Net loss..........................................  $(5,717,815)  $(6,765,760)  $(17,012,406)
                                                        ===========   ===========   ============
  Loss per share attributable to common stockholders,
    basic and diluted.................................  $     (0.20)  $     (0.24)  $      (0.49)
                                                        ===========   ===========   ============
  Weighted average shares outstanding, basic and
    diluted...........................................   29,011,040    29,015,195     34,879,061
                                                        ===========   ===========   ============
  Pro forma net loss per share, basic and diluted.....                              $      (0.40)
                                                                                    ============
  Pro forma weighted average shares outstanding, basic
    and diluted.......................................                                42,545,726
                                                                                    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                 H POWER CORP.

    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND
                               COMPREHENSIVE LOSS

                                                                                                     ACCUMULATED
                                           NUMBER OF                                                    OTHER
                                         SHARES ISSUED     COMMON     CAPITAL IN     ACCUMULATED    COMPREHENSIVE   COMPREHENSIVE
                                        AND OUTSTANDING    STOCK     EXCESS OF PAR     DEFICIT          LOSS            LOSS
                                        ---------------   --------   -------------   ------------   -------------   -------------
Balance (deficiency)--May 31, 1997....     29,002,695     $29,003     $ 6,835,838    $(15,250,920)                  $ (4,745,718)
                                                                                                                    ============

Net loss..............................                                                 (5,717,815)                    (5,717,815)
Issuance of common stock upon exercise
  of stock options....................         12,500          13           9,987
Foreign currency translation
  adjustment..........................                                                                $(261,829)        (261,829)
                                           ----------     -------     -----------    ------------     ---------     ------------
Balance (deficiency)--May 31, 1998....     29,015,195      29,016       6,845,825     (20,968,735)     (261,829)      (5,979,644)
                                                                                                                    ============

Net loss..............................                                                 (6,765,760)                    (6,765,760)
Stock option compensation expense.....                                    818,125
Foreign currency translation
  adjustment..........................                                                                 (161,026)        (161,026)
                                           ----------     -------     -----------    ------------     ---------     ------------
Balance (deficiency)--May 31, 1999....     29,015,195      29,016       7,663,950     (27,734,495)     (422,855)      (6,926,786)
                                                                                                                    ============
Net Loss..............................                                                (17,012,406)                   (17,012,406)
Sale of common stock..................      8,160,000       8,160      22,979,124
Issuance of common stock upon
  conversion of debt..................        840,000         840       2,099,160
Issuance of common stock upon exercise
  of stock options....................         75,000          75          59,925
Issuance of warrants..................                                    150,000
Stock option compensation expense.....                                  5,175,079
Foreign currency translation
  adjustments.........................                                                                   66,320           66,320
                                           ----------     -------     -----------    ------------     ---------     ------------
Balance (deficiency)--May 31, 2000....     38,090,195     $38,091     $38,127,238    $(44,746,901)    $(356,535)    $(16,946,086)
                                           ==========     =======     ===========    ============     =========     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                 H POWER CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED MAY 31,
                                                              ----------------------------------------
                                                                 1998          1999           2000
                                                              -----------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(5,717,815)  $(6,765,760)  $(17,012,406)
  Adjustments to reconcile net loss to net cash used by
    operating activities:
    Depreciation and amortization...........................      408,076       481,977        654,917
    (Gain) Loss on sale of equipment........................       (7,132)           --          3,263
    Provision for losses on uncompleted contracts...........      184,525            --             --
    Stock option compensation expense.......................           --       836,125      5,175,079
    Warrants issued in payment of services..................           --            --        150,000
    Changes in assets and liabilities:
      Accounts receivables..................................     (419,592)      428,645       (743,081)
      Unbilled receivables..................................      (74,709)     (111,574)       (28,267)
      Inventories...........................................        4,674      (327,408)      (959,880)
      Tax credit receivable.................................     (205,131)     (439,660)      (285,326)
      Prepaid expenses and other assets.....................     (152,095)      132,863     (1,683,599)
      Accounts payable......................................      299,892       803,086       (203,112)
      Accrued expenses......................................       47,907       175,960        700,129
      Deferred revenue......................................       75,000            --      2,450,573
      Estimated losses on uncompleted contracts.............           --      (184,525)            --
                                                              -----------   -----------   ------------
        Total adjustments...................................      161,415     1,795,489      5,230,696
                                                              -----------   -----------   ------------
        Net cash used by operating activities...............   (5,556,400)   (4,970,271)   (11,781,710)
                                                              -----------   -----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................     (942,930)     (919,355)    (1,124,691)
  Proceeds from sale of equipment...........................       45,000            --          4,209
                                                              -----------   -----------   ------------
        Net cash used by investing activities...............     (897,930)     (919,355)    (1,120,482)
                                                              -----------   -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock....................       10,000            --     23,047,284
  Proceeds from related party borrowings....................       21,700     1,267,728      1,461,987
  Repayment of related party borrowings.....................     (879,158)           --       (654,641)
  Proceeds from long-term debt..............................           --        67,912             --
  Repayments of long-term debt..............................     (616,081)           --             --
  Other.....................................................       (5,491)       (3,472)        (2,364)
                                                              -----------   -----------   ------------
        Net cash (used) provided by financing activities....   (1,469,030)    1,332,168     23,852,266
                                                              -----------   -----------   ------------
Effect of exchange rate changes on cash and cash
  equivalents...............................................     (261,829)     (161,026)        65,174
                                                              -----------   -----------   ------------
        Net (decrease) increase in cash and cash
          equivalents.......................................   (8,185,189)   (4,718,484)    11,015,248
Cash and cash equivalents at beginning of period............   13,145,780     4,960,591        242,107
                                                              -----------   -----------   ------------
Cash and cash equivalents at end of period..................  $ 4,960,591   $   242,107   $ 11,257,355
                                                              ===========   ===========   ============

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................  $   143,184   $       522   $     99,829
  Conversion of related party borrowings to equity..........  $        --   $        --   $  2,100,000

  The accompanying notes are an integral part of these consolidated financial statements.

                                 H POWER CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    H Power Corp. (the "Company") was organized on June 6, 1989 under the laws of the State of Delaware. The Company designs, develops, markets and manufactures proton-exchange membrane fuel cells and fuel cell systems designed to provide electricity for a wide range of stationary, portable and mobile applications.

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its Canadian subsidiary, H Power Enterprises of Canada, Inc. ("HPEC"). All significant intercompany accounts and transactions are eliminated.

    The outside investors have an ability to convert their 50% interest in HPEC into an interest in H Power and have a priority upon liquidation of HPEC. As a result, the outside investors are not at risk with respect to the losses (i.e., R&D expenses) of HPEC. The Company, therefore, presents HPEC's results of operations on a consolidated basis and has not allocated any of HPEC's losses to the outside investors.

UNAUDITED PRO FORMA BALANCE SHEET AND EARNINGS PER SHARE INFORMATION

    The Company's Series A, Series B and Series C convertible preferred stockholders have agreed to convert all of their outstanding shares of preferred stock into common stock concurrent with the closing of this initial public offering. In addition, the other investors of the Company's 50% owned subsidiary, HPEC, have agreed to exercise their conversion right concurrent with the closing of this initial public offering. (See Note 1--Investment in Subsidiary.) These investors have also agreed to convert their Series C convertible preferred stock received in that transaction into common stock concurrent with the closing of this offering. Accordingly, the unaudited pro forma balance sheet has been presented on a basis to give effect to the conversion of the stock and equity interests described above, as of the closing date of an initial public offering, which is assumed to have been converted as of May 31, 2000. The pro forma earnings per share and share data give effect to the impact these conversions would have had on the weighted average share amounts assuming the conversion occurred on June 1, 1998.

STOCK SPLIT

    On July 7, 2000, the Board of Directors of the Company approved an increase to the number of authorized preferred and common shares to 10,000,000 and 150,000,000, respectively. The Company declared a 5:1 stock split effective
July 24, 2000 for stockholders of record at the close of business on July 21, 2000. This stock split increased the number of common shares outstanding by 30,472,156 shares at May 31, 2000. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and/or outstanding have been adjusted retroactively for the 5-for-1 stock split.

USE OF ESTIMATES

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

                                 H POWER CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND EQUIVALENTS

    Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents at high quality financial institutions and limits the amount of credit exposure to any one institution. The Company had cash balances on deposit at May 31, 2000 that exceeded the $100,000 amount insured by the F.D.I.C.

    The Company's receivables are derived primarily from sales to U.S. government agencies. Three government contracts represent approximately 86%, 41% and 73% of consolidated revenues for the fiscal years ended May 31, 1998, 1999 and 2000, respectively. Amounts due the Company in accounts receivable and unbilled receivables under these contracts were $150,085 and $546,840 at May 31, 1999, and May 31, 2000, respectively. Additionally, one of our commercial customers of portable PEM units represents 0%, 24% and 10% of consolidated revenues for the fiscal years ended May 31, 1998, 1999 and 2000, respectively. Amounts due to the Company in accounts receivable from this customer were $0 and $73,613 at May 31, 1999 and 2000, respectively.

INVENTORY

    Inventories, which include materials, labor, and overhead, are valued at the lower of cost or market using the first-in, first-out method.

PLANT AND EQUIPMENT, NET

    Plant and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance costs are expensed as incurred; major renewals and betterments are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss on the disposition is reflected in current operations. Depreciation is determined on a straight-line basis over the estimated useful lives of the applicable assets, generally five years for furniture and equipment for financial reporting purposes and determined on an accelerated method for tax purposes. Leasehold improvements are depreciated over the lesser of the lease term or the estimated useful lives of the related assets.

    The Company reviews long-lived assets and identifiable intangible assets for impairment whenever any events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

PATENTS

    Certain costs associated with obtaining and licensing patents are capitalized as incurred and are amortized on a straight-line basis over estimated useful lives up to 17 years. Costs associated with

                                 H POWER CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) patents are capitalized as incurred. Amortization of such costs begins once the patent has been issued. The Company evaluates the recoverability of the patent and other intangible asset costs at each balance sheet date based on estimated undiscounted future cash flows.

FOREIGN CURRENCY TRANSLATION

    The financial statements of HPEC were prepared in Canadian dollars and translated into U.S. dollars based on the current exchange rate in effect at the end of the period for the balance sheet and a weighted-average rate for the period on the statement of operations. Translation adjustments are reflected as foreign currency translation adjustments in stockholders' equity and accordingly have no effect on net income. Transaction gains and losses are included in income.

REVENUE RECOGNITION

    Revenues on products are recognized when the product has been shipped and the Company has met its obligations under the sales contract. These obligations vary based on the specific product type customer. Revenues on products requiring the Company to perform installation are recognized when installation has been completed (e.g., New Jersey Department of Transportation sales). Revenues on products allowing a 30 day customer acceptance period are recognized at the conclusion of the acceptance period (e.g., ECO). Revenues on test and evaluation products used by customers primarily for research and development purposes are sold without a right of return and without a customer acceptance period. Revenues on test and evaluation products are recognized when the product has been shipped. Revenues on product distribution rights fees are deferred upon receipt and recognized into revenue on a straight-line basis over the term of the distribution agreement. For the years ended May 31, 1999 and 2000, deferred revenues amounted to $250,000 and $2,700,573, respectively. As of May 31, 2000, $2,444,444 of the initial distribution rights fee received from ECO, see
Note 8, was included in deferred revenues.

    Revenues on contracts include reimbursed direct costs and allowable allocated indirect costs incurred, plus recognized profits. Profit is recognized on cost-reimbursable contracts as costs are incurred, and under fixed-price contracts on the cost-to-cost method of the percentage-of-completion basis. Revenue recognized on contracts in excess of related billings is reflected as unbilled receivables. Cost reimbursable contracts are billed one month in arrears, coincident with the preparation of the required billing detail. When it is determined that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated ultimate loss is charged against income. The revenues related to contracts which qualify as best-efforts arrangements are treated as an offset to the Company's research and development expenses.

    Contract costs, including indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract costs through 1997 have been finalized, and contract revenues for the current and prior years have been recorded in amounts which are expected to be realized upon final settlement. In management's opinion, the results of such audits will not have a material effect on the Company's financial position, results of operations or cash flows.

                                 H POWER CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RESEARCH AND DEVELOPMENT

    Research and development expenses consist principally of expenditures for research conducted by the Company. Costs for contracts that qualify as best-efforts arrangements are recognized as research and development expenses. All research and development costs are expensed as incurred.

    Under certain arrangements in which a third party funds a portion of research and development costs on a specific project, the direct materials and labor costs of that project are recorded as costs of revenues--contracts while overhead and general and administrative expenses allowable for inclusion in the cost reimbursement calculation are recorded as selling, general and administrative expenses.

INVESTMENT IN SUBSIDIARY

    On May 2, 1997, the Company established a Canadian subsidiary, HPEC, pursuant to an agreement with Sofinov Societe Financiere D'Innovation Inc. ("Sofinov"), Societe Innovatech du grand Montreal ("Innovatech") and 9042-0175 Quebec, Inc. ("Quebec") (collectively, the "Investors"). Sofinov, a company wholly owned by the Caisse de Depot et Placement du Quebec (the Caisse), is an agent of the Quebec government that administers and invests pension funds of government employees. Innovatech is a government agent, funded by the Quebec government, that invests in the technology industry in the greater Montreal area. Quebec is a wholly-owned subsidiary of Groupe Laperriere & Verreault Inc., a publicly traded company involved in the design and manufacture of industrial equipment. The Investors purchased 50% of the common stock of HPEC for $5 million. The Investors hold Class A common shares in HPEC, which are identical in all respects to Class B common shares in HPEC held by the Company, except that in the event of a liquidation, dissolution or other distribution of assets, Class A stockholders are entitled to receive in priority and preference to any other class of common shares an amount equal to the subscription price paid for each Class A common share. The investors have the right until May 2001 to convert their equity interest in HPEC into 333,333 shares of our Series C convertible preferred stock. The Company licensed its fuel cell technology and certain Canadian marketing rights to HPEC in exchange for the other 50% of the common shares. The Investors and the Company are not legally obligated to fund the losses of HPEC. The Company may elect to fund HPEC at its discretion, and has chosen to do so as HPEC's development efforts contribute to the Company's product commercialization. The Board of HPEC is comprised of six members. The Company is entitled to designate three members and each of the Investors is entitled to designate one member.

    Pursuant to a stockholder agreement, the day-to-day management and operation of HPEC is the responsibility of its president, who, as long as the Company owns at least 33 1/3% of the aggregate common shares of HPEC, will be the nominee of the Company. HPEC's current president is the chief executive officer of the Company. In addition to having responsibility for the management of all aspects of the daily operations of HPEC without Board approval, the president is responsible for the preparation of the operating and capital budgets, which are approved by the stockholders. The Board of Directors oversee the actions of the president in managing the affairs and business of HPEC through periodic meetings.

    The Company reports 100% of the losses of this subsidiary in the consolidated accounts as further discussed in Note 1--Principles of Consolidation.

                                 H POWER CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
401(k) RETIREMENT PLAN

    The Company has a contributory 401(k) Retirement Plan for eligible employees. Employees eligible to participate in the Plan must be of age 21 and have completed twelve months of service. Under the Plan, employees may generally contribute from 1% to 15% of their salary, however, not in excess of IRS limitations. The Company has elected not to make a discretionary matching contribution for the fiscal year ended May 31, 2000. Employees are 100% vested in their own contributions plus earnings at all times.

INCOME TAXES AND TAX CREDITS

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. A subjective assessment, which includes anticipating future income, is used in assessing the likelihood of realizing deferred tax assets. Recoverable tax credits arising from the acquisition of capital assets are recorded as a deduction from the cost of the assets acquired while those arising from current expenses are deducted from those expenses in the year of expenditure. All amounts receivable at the end of fiscal 1999 have been collected during fiscal 2000. In addition, amounts receivable at May 31, 2000 are expected to be received during fiscal 2001.

2. INVENTORIES

    Inventories consist of the following:

                                                               MAY 31,
                                                        ---------------------
                                                          1999        2000
                                                        --------   ----------
Raw materials.........................................  $149,010   $  776,782
Work in process.......................................   192,109      340,549
Finished goods........................................        --      183,668
                                                        --------   ----------
                                                        $341,119   $1,300,999
                                                        ========   ==========

    For the year ended May 31, 1999 all finished goods inventory was sold to customers prior to the end of that fiscal year.

3. PLANT AND EQUIPMENT

    Plant and equipment consists of the following:

                                                               MAY 31,
                                                       -----------------------
                                                          1999         2000
                                                       ----------   ----------
Furniture and equipment..............................  $1,936,111   $3,056,232
Leasehold Improvements...............................     705,355      649,661
                                                       ----------   ----------
                                                        2,641,466    3,705,893
Less: Accumulated depreciation.......................   1,202,554    1,828,165
                                                       ----------   ----------
                                                       $1,438,912   $1,877,728
                                                       ==========   ==========

    Depreciation expense for the fiscal years ended May 31, 1998, 1999 and 2000 was $164,489, $473,020 and $639,515, respectively.

                                 H POWER CORP.

4. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                               MAY 31,
                                                        ---------------------
                                                          1999        2000
                                                        --------   ----------
Salaries and related expenses.........................  $294,126   $  180,230
Initial public offering fees..........................        --      702,585
Other.................................................   178,315      289,755
                                                        --------   ----------
                                                        $472,441   $1,172,570
                                                        ========   ==========

5. NOTES PAYABLE AND LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                MAY 31,
                                                          -------------------
                                                            1999       2000
                                                          --------   --------
Notes payable, interest at 10%; unsecured,
  past due..............................................  $121,875   $121,875
Government loan, non-interest bearing...................    67,912     66,765
Equipment notes payable, payable in various monthly
  installments, secured by related equipment............     3,712      1,348
                                                          --------   --------
                                                           193,499    189,988
Less: Current portion...................................   124,219    123,223
                                                          --------   --------
                                                          $ 69,280   $ 66,765
                                                          ========   ========

    The past due notes payable were originated in 1991, the proceeds of which were used for general corporate purposes and were originally due in 1993. The due date was extended until 1997 by mutual agreement between the parties. The lender purchased 31,250 shares of H Power common stock at the time the note was issued, but has no other affiliation with the Company. Discussions were under way and preliminary agreement had been reached to convert their note into additional shares of common stock of the Company. Prior to consummation of the agreement, the lender filed for bankruptcy and is currently in the process of liquidation. The Company believes that resolution of these issues will be settled with the Bankruptcy Court and that litigation will not result therefrom. The notes are past due pending resolutions of these matters, and are included in the current position.

    The Government loan proceeds were used to finance the last phase of the development of a specific product by HPEC. The loan does not bear any interest and HPEC must repay the loan by paying 1% of the revenue earned on the sale of the product. The period of the loan is ten years or whenever the loan is paid, whichever comes first.

    Principal payment requirements subsequent to May 31, 2000 are as follows:

YEAR ENDING MAY 31,                                            AMOUNT
-------------------                                           --------
2001........................................................  $123,223
2002........................................................        --
2003........................................................        --
2004........................................................        --
2005........................................................        --
Thereafter..................................................    66,765

                                 H POWER CORP.

6. COMMITMENTS

    The Company leases five properties under leasehold agreements, three of which expire on July 31, 2001, one that expires on September 30, 2001 and one that expires on March 31, 2003. The Company has the option to renew these leases for one to two additional years. Rental expenditures for the fiscal years ended May 31, 1998, 1999 and 2000 were $156,300, $177,538 and $218,376, respectively.
Commitments for minimum rentals under noncancellable operating leases having a remaining term in excess of one year at May 31, 2000 are as follows:

YEAR ENDING MAY 31,                                            AMOUNT
-------------------                                           --------
2001........................................................  $261,118
2002........................................................    63,518
2003........................................................    11,350

    The Company has agreements with four of its key officers, two of whom are directors. The agreements with its officers expire in October and November 2002. These agreements provide for base salaries with increases and bonuses at the discretion of the Board of Directors.

7. INCOME TAXES

    Deferred tax assets are comprised of the following:

                                                             MAY 31,
                                                    --------------------------
                                                       1999           2000
                                                    -----------   ------------
Depreciation and amortization.....................  $   427,085   $    364,268
Bad debt..........................................           --         23,775
Deferred revenue..................................           --        976,311
Other.............................................        2,608          8,344
Net operating loss carryforwards..................    8,549,692     13,648,543
                                                    -----------   ------------
                                                      8,979,385     15,021,241
Less valuation allowance..........................   (8,979,385)   (15,021,241)
                                                    -----------   ------------
Net deferred tax asset............................  $        --   $         --
                                                    ===========   ============

    The components of the provision (benefit) for income taxes are as follows:

                                                            YEARS ENDED
                                                              MAY 31,
                                                     -------------------------
                                                        1999          2000
                                                     -----------   -----------
Current:
  Federal..........................................  $        --   $        --
  State............................................           --            --
                                                     -----------   -----------
                                                              --            --
                                                     -----------   -----------
Deferred:
  Federal..........................................   (1,242,251)   (4,305,539)
  State............................................     (240,661)     (784,556)
  Foreign..........................................     (391,384)     (951,760)
  Change in valuation allowance....................    1,874,296     6,041,855
                                                     -----------   -----------
                                                              --            --
                                                     -----------   -----------
Income tax provision (benefit).....................  $        --   $        --
                                                     ===========   ===========

    The Company has generated net operating loss carryforwards of approximately $20 million and $28 million as of May 31, 1999 and May 31, 2000, respectively, which are due to expire between 2019 and 2020. Section 382 of the Internal Revenue Code of 1986, as amended, places a limitation on the

                                 H POWER CORP.

7. INCOME TAXES (CONTINUED)
utilization of federal net operating loss carryforwards when an ownership change occurs. Generally, an ownership change occurs when a greater than 50% change in ownership takes place over a three-year test period. The annual utilization of net operating loss carryforwards generated prior to such change in ownership is limited, in any one year, to a percentage of the fair market value of the Company at the time of the ownership change.

    The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. income tax rate to income before taxes as follows:

                                                                  YEARS ENDED
                                                                    MAY 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
U.S. statutory rate.........................................    (34.0)%    (34.0)%
State taxes.................................................     (3.8)      (4.6)
Foreign.....................................................     (6.3)      (5.6)
Imputed Interest............................................      5.4        2.0
Change in valuation allowance...............................     38.7       42.2
                                                               ------     ------
Effective tax rate..........................................      0.0%       0.0%
                                                               ======     ======

8. RELATED PARTY TRANSACTIONS

    The Company's obligation to related parties and other investors is as follows:

                                                                MAY 31,
                                                         ---------------------
                                                            1999        2000
                                                         ----------   --------
Sofinov................................................  $  850,000   $    --
Other stockholders.....................................     396,000        --
Note payable...........................................      23,983        --
Accrued interest.......................................      22,671        --
                                                         ----------   -------
                                                          1,292,654        --
Less: Current portion..................................   1,292,654        --
                                                         ----------   -------
                                                         $       --   $    --
                                                         ==========   =======

    On May 25, 1999, Sofinov entered an agreement with the Company to make advances up to $5 million, in increments of at least $150,000, bearing interest at 8% per annum, calculated and compounded monthly, both before and after default, and payable on demand. At any time prior to December 31, 1999 or the completion of an initial public offering, whichever was sooner, Sofinov was entitled to convert all or any portion of the outstanding balance of the advances and interest thereon into common stock of the Company at a conversion rate of $2.50 per common share. If Sofinov exercised its election to convert, then in the event the outstanding balance of advances and interest thereon was less that $5 million, Sofinov was entitled to purchase additional shares of the Company's common stock at $2.50 per share to bring Sofinov's purchase up to $5 million. On November 30, 1999, Sofinov exercised its conversion right as described in Note 10.

    During the fiscal year ended May 31, 1999, the Company received loans from certain other stockholders to fund its operations at an interest rate of 8%. These notes are payable on demand and were repaid during the fiscal year ended May 31, 2000.

    The Company had an arrangement with NBG Technologies, Inc. (formerly known as TechMatics Inc.) whereby NBG provided the Company with R&D consulting services. The Rothstein family is a principal stockholder of NBG and also a principal stockholder of the Company. Fees and expenses paid to NBG for consulting services for the fiscal years ended May 31, 1998, 1999 and 2000

                                 H POWER CORP.

8. RELATED PARTY TRANSACTIONS (CONTINUED) amounted to $49,054, $63,110 and $45,065 respectively. The Company believes the fees paid were equivalent to those that would be paid under an arms-length transaction. On March 29, 2000 the Company terminated all agreements with NBG in exchange for a cash payment of $100,000 and options to purchase 250,000 shares of the Company's common stock at an exercise price equal to the initial public offering price.

    On April 5, 2000, two of the Company's directors resigned from the board of directors and terminated their agreements with the Company in exchange for which they each received a cash payment of $1 million and options to purchase 300,000 shares of the Company's common stock at an exercise price equal to the Company's initial public offering price.

    The fair value of each stock option granted to the resigning Company directors and NBG were $5.32 and $6.29, respectively based upon the Black-Scholes option pricing model which includes weighted average assumptions for the dividend yield, risk-free interest rate, volatility and expected lives of 0%, 6.3%, 52% to 58% and 3 to 5 years, respectively. The total expense related to these option grants of $4,764,510 has been included in the results of operations for the year ended May 31, 2000.

    For the fiscal year ended May 31, 2000, the Company recognized $252,000 and $55,556 in revenues for sales of fuel cell products and initial distribution rights fees, respectively, under the ECO operating agreement described in
Note 10.

                                 H POWER CORP.

9. EMPLOYEE STOCK OPTION PLANS

    In March 2000, the Company amended and restated their May 1996 stock option plan. Under the stock option plan adopted in March 2000, a maximum of 3,750,000 shares of the Company's common stock have been made available for the granting of options and stock appreciation rights to officers and other key employees of the Company at prices not less than 100% of fair market value of a share of common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any stock option granted must equal 110% of the fair market value on the grant date. 10% of such options granted will generally become exercisable upon date of grant and the remaining 90% of such options will generally vest ratably over a five year period. The stock option will generally expire within seven years from the date of grant. At May 31, 2000 we have granted 359,751 options to purchase common stock under our 2000 plan.

    Under the stock option plan adopted on June 6, 1989, a maximum of 2,500,000 shares of the Company's common stock were made available for the granting of options and stock appreciation rights to officers and other key employees of the Company at prices not less than 80% of fair market value of a share of common stock on the date of grant. Such options generally become exercisable upon date of grant and expire within five years from the date of grant. No further options may be granted under this plan.

    The Company has granted options to purchase shares of the Company's common stock to certain officers and key employees outside of the 1989 and 2000 Stock Option Plans. Such options generally become exercisable on the date of grant and expire within five years from the date of grant. These options were generally granted at the fair market value of the stock on the date of grant.

    The Company has adopted the disclosure only provisions of SFAS No. 123 and, accordingly, applies Accounting Principles Board Opinion ("APB") No. 25 and related interpretations in accounting for its employee stock option plans. Had the Company elected to recognize compensation expense in accordance with the provisions of SFAS No. 123, for the stock option awards granted, its net loss and loss per basic and diluted share attributable to common stockholders for the fiscal years ended 1998, 1999 and 2000 would have been $(6,232,540), $(7,975,157) and $(19,922,223) or $(0.22), $(0.28) and $(0.57) per share, respectively.

    On May 31, 1999, 488,750 employee stock options lapsed. The Company extended the life of 481,250 of the options, until May 31, 2002 at the same option price of $0.80. The options were vested upon extension. Under APB No. 25, the extension created an additional compensation charge for the difference between the option price and the fair market value of the shares at May 31, 1999 in the amount of $836,125 of which $711,125, $107,000 and $18,000 has been recorded in selling, general and administrative, research and development and cost of revenue--contracts, respectively.

    The fair value of the Company's stock options used to compute the pro forma net loss and loss per share disclosures is the estimated present value on grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                           YEARS ENDED MAY 31,
                                                      ------------------------------
                                                        1998       1999       2000
                                                      --------   --------   --------
Dividend yield......................................    0%         0%         0%
Risk-free interest rate.............................  5.92%      5.27%      6.10%
Volatility..........................................    0%         0%         0%
Expected life (years)...............................    5         1.5         4

                                 H POWER CORP.

9. EMPLOYEE STOCK OPTION PLANS (CONTINUED)
    Changes in stock options are as follows:

                                                           1998                   1999                   2000
                                                   --------------------   --------------------   --------------------
                                                               WEIGHTED               WEIGHTED               WEIGHTED
                                                               AVERAGE                AVERAGE                AVERAGE
                                                               EXERCISE               EXERCISE               EXERCISE
                                                    SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                                                   ---------   --------   ---------   --------   ---------   --------
Beginning balance................................  1,838,750    $1.96     1,988,750    $2.08     1,981,250    $2.09
Granted or reissued..............................    250,000     2.50       481,250     0.80     3,590,375     6.38
Exercised........................................    (12,500)    0.80            --       --       (75,000)    0.80
Canceled or expired..............................    (87,500)    0.80      (488,750)    0.80        (5,000)    0.80
                                                   ---------    -----     ---------    -----     ---------    -----
  Ending balance.................................  1,988,750    $2.08     1,981,250    $2.09     5,491,625    $4.91
                                                   =========    =====     =========    =====     =========    =====
Exercisable......................................    744,375    $1.94     1,731,250    $2.03     3,742,194    $4.73
Fair value of options granted during the year....               $ .77                  $1.76                  $2.19

    Summarized information about stock options outstanding and exercisable at May 31, 2000 is as follows:

                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                         --------------------------------------    ---------------------
                                        WEIGHTED-
                                          AVG.         WEIGHTED                 WEIGHTED
                                        REMAINING      AVERAGE                  AVERAGE
                          NUMBER       CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
   EXERCISE PRICE        OF SHARES    LIFE IN YEARS     PRICE      OF SHARES     PRICE
---------------------    ---------    -------------    --------    ---------    --------
   $          .80          401,250         2.0          $ .80        401,250     $ .80
             2.50        1,540,000         1.9           2.50      1,290,000      2.50
             3.00        2,200,000         4.3           3.00      1,162,500      3.00
            12.00        1,350,375         9.5          12.00(1)     888,444     12.00
   --------------        ---------         ---          -----      ---------     -----
   $.80 to $12.00        5,491,625         8.0          $4.91      3,742,194     $4.73
   ==============        =========         ===          =====      =========     =====

------------------------

(1) Assumed initial public offering price.

10. COMMON STOCK

    The Company's common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Company's common stockholders have no preemptive rights or rights to convert their common stock into any other security.

    On August 25, 1999, ECO Fuel Cells, LLC ("ECO") purchased 5,000,000 shares of the Company's common stock, $.001 par value, at a price of $3.00 per share for a total investment of $15,000,000. In addition to the stock purchase, the Company and ECO entered into a ten year operating agreement, as amended, pursuant to which ECO paid to the Company an initial distribution rights fee of $2,500,000 and agreed to purchase, market and service the Company's stationary power fuel cell systems in exchange for the exclusive marketing, distribution and servicing rights to those areas in the United States that are being serviced by rural electric cooperatives (the "Agreement"). Revenue will be recognized on the initial distribution rights fee on a straight-line basis over the contractual period.

    In order to enter into the Agreement, the Company modified its pre-existing agreement with DQE Enterprises to allow ECO to have exclusive marketing, distribution and servicing rights under the Agreement in certain geographic areas that had previously been granted to DQE Enterprises. As part of the consideration for modifying the DQE Enterprises agreement, the Company agreed to amend

                                 H POWER CORP.

10. COMMON STOCK (CONTINUED)
article IV B3(a)(i) of the Amended and Restated Certificate of Incorporation to change the redemption price of the Company's Series A convertible preferred stock from $16.50 per share to $18.00 per share, thus increasing the liquidation value of the Series A convertible preferred stock by $300,000. Also as part of the consideration, the Company issued common stock purchase warrants, which expire on July 31, 2001, to purchase 500,000 shares of its common stock at $5.00 per share to DQE Enterprises. The Company recorded a charge to cost of revenues--products totaling $150,000 which represents the fair value of the warrants on August 25, 1999, their date of issuance.

    On November 30, 1999, pursuant to its May 25, 1999 agreement with the Company as described in Note 8, Sofinov exercised its conversion right and converted its outstanding advances at that date of $2,100,000 into 840,000 shares of our common stock. Furthermore, Sofinov exercised its purchase right in full and purchased an additional 1,160,000 shares of our common stock for $2,900,000.

    On November 30, 1999, Hydro-Quebec CapiTech Inc. purchased 2,000,000 shares of the Company's common stock, $.001 par value, at a price of $3.00 per share for a total investment of $6,000,000.

    In conjunction with ECO, Sofinov, and Hydro-Quebec CapiTech Inc.'s purchases of the Company's common stock, the Company incurred stock issue costs approximating $913,000. $685,000 of the stock issue costs are payable to a consultant to the Company for services rendered in connection with the foregoing transactions.

11. REDEEMABLE PREFERRED STOCKS

    The Company's Series A, Series B and Series C convertible preferred stock are classified as mandatorily redeemable as (i) the holders of the Series A, Series B and Series C convertible preferred stock are entitled to be paid the original issue price for such class of preferred stock plus all accumulated or declared and unpaid dividends if the Company enters into any transaction in which the stockholders of the Company immediately prior to the transaction own less than 50% of the voting power immediately after the transaction and
(ii) preventing the completion of such a change in control transaction as described in (i) is considered to be outside the control of the Company.

    On May 22, 1996, the Company issued 80,000 shares of Series B convertible preferred stock, $.001 par value, at $12.50 per share, or $1,000,000 in total, to Singapore Technologies Kinetics Ltd. ("STK"). One share of the Series B convertible preferred stock may be converted into five shares of the Company's common stock. The Series B shares are entitled to dividends or distributions in an amount equal per share (on an as-if converted to common stock basis) to the amount paid, distributed or set aside for five shares of common stock. Upon any liquidation, the holder of the Series B convertible preferred stock is entitled to be paid out an amount equal to the original issue price plus all accumulated or declared and unpaid dividends. The Company has the option to redeem the Series B convertible preferred stock, unless it is converted, any time after May 22, 1998, or the closing of an initial public offering, at the purchase price plus 10%.

    On July 30, 1996, the remaining 320,000 authorized shares of Series B convertible preferred stock were issued at $12.50 per share to STK. In connection with the preferred stock issuance, proceeds of $770,105 were used to repay $550,000 of long-term debt for acquired technology and $220,105 of short-term debt to STA.

    On July 30, 1996, the Company issued 200,000 shares of Series A convertible preferred stock, $.001 par value, at $15.00 per share, to DQE Enterprises. One share of Series A convertible preferred stock

                                 H POWER CORP.

11. REDEEMABLE PREFERRED STOCKS (CONTINUED) may be converted into five shares of the Company's common stock. The holders of the Series A convertible preferred stock are entitled to receive cumulative dividends in the form of shares of common stock at the rate of 7% per annum. In connection with the issuance, proceeds of $300,000 were used to repay short-term debt to DQE Enterprises. Upon any liquidation, the holder of the Series A convertible preferred stock is entitled to be paid an amount equal to the original issuance price plus all accumulated or declared and unpaid dividends. The Company has the option to redeem the Series A convertible preferred stock, unless it is converted, at any time after July 30, 1998, or the closing of an initial public offering, at $18.00 per share and all accrued but unpaid dividends.

    On May 2, 1997, the Company issued 500,000 shares of Series C convertible preferred stock, $.001 par value at $15.00 per share or $7,500,000 in total, to Sofinov. One share of the Series C convertible preferred stock may be converted into five shares of the Company's common stock. The Series C convertible preferred shares are entitled to dividends or distributions in an amount equal per share (on an as-if converted to common stock basis) to the amount paid, distributed or set aside for five shares of common stock. Upon any liquidation, the holder of the Series C convertible preferred stock is entitled to be paid an amount equal to the original issuance price plus all accumulated or declared and unpaid dividends. The Company has the option to redeem the Series C convertible preferred stock, unless it is converted, any time after May 2, 1999, or the closing of an initial public offering, at a price of $15.00 per share.

    The holders of Series A and B convertible preferred stock each had the right to exercise warrants to purchase up to 1,000,000 shares of common stock at $5.00 per share during the period January 1, 1997 through December 31, 1997. All of the warrants lapsed on December 31, 1997. In the agreement, if DQE Enterprises failed to exercise their warrants, the Company was required to issue an additional 100,000 shares of Series C preferred stock to Sofinov for no consideration. On December 31, 1997, the DQE Enterprises warrants lapsed unexercised and the additional 100,000 shares were issued to Sofinov, thus reducing the redemption price of Series C convertible preferred stock to $12.50 per share.

    At May 31, 2000, $805,000 of retained earnings was restricted due to undeclared and unpaid cumulative dividends on Series A preferred stock. The redemption value of Series A, B and C convertible preferred stock at May 31, 2000 was $4,105,000, $5,500,000 and $7,500,000, respectively.

12. EARNINGS PER SHARE

    Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares actually outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

                                 H POWER CORP.

12. EARNINGS PER SHARE (CONTINUED)
    The following table illustrates the calculation of both basic and diluted
EPS:

                                                                       YEAR ENDED MAY 31,
                                                            ----------------------------------------
                                                               1998          1999           2000
                                                            -----------   -----------   ------------
BASIC AND DILUTED EARNINGS PER SHARE
Net loss..................................................  $(5,717,815)  $(6,765,760)  $(17,012,406)
Accrued dividends on Series A Convertible Preferred
  Stock...................................................     (210,000)     (210,000)      (210,000)
                                                            -----------   -----------   ------------
Net loss attributable to common stockholders..............   (5,927,815)   (6,975,760)   (17,222,406)
Weighted average number of common shares..................   29,011,040    29,015,195     34,879,061
                                                            -----------   -----------   ------------
Basic and diluted earnings per share......................  $     (0.20)  $     (0.24)  $      (0.49)
                                                            ===========   ===========   ============

    If potential common shares were assumed converted, the effect would have been antidilutive to EPS for all periods. These antidilutive securities are summarized below.

                                                                       YEAR ENDED MAY 31,
                                                              ------------------------------------
                                                                 1998         1999         2000
                                                              ----------   ----------   ----------
Number of potential common shares...........................   9,832,840    9,993,915   11,410,332

13. INFORMATION ABOUT GEOGRAPHIC AREAS

    The Company operates primarily in one industry segment, that being the development of technologies, systems and products utilizing hydrogen as an alternative source of energy. The geographic distributions of the Company's revenues and identifiable assets are summarized in the following table:

                                                   YEAR ENDED MAY 31,
                                          -------------------------------------
                                             1998         1999         2000
                                          ----------   ----------   -----------
Revenues from unrelated entities
  United States.........................  $  717,799   $1,007,216   $ 3,332,908
  Canada................................          --       10,816        10,702
  Europe................................          --           --        19,240
  Asia..................................          --           --         9,881
                                          ----------   ----------   -----------
                                          $  717,799   $1,018,032   $ 3,372,731

Assets
  United States.........................  $2,534,652   $2,074,111   $17,360,541
  Canada................................   4,901,211    4,425,330     2,273,026
                                          ----------   ----------   -----------
  Total identifiable assets.............   7,435,863    6,499,441    19,633,567
  Corporate eliminations................          --   (3,027,550)     (983,974)
                                          ----------   ----------   -----------
  Total assets..........................  $7,435,863   $3,471,891   $18,649,593
                                          ==========   ==========   ===========

                               [GRAPHICS OMITTED]

                                7,000,000 SHARES

                                     [LOGO]

                                 H POWER CORP.
                                  COMMON STOCK

                                ----------------
                              P R O S P E C T U S
                                 AUGUST 9, 2000
                            ------------------------
                                LEHMAN BROTHERS
                               CIBC WORLD MARKETS
                           DEUTSCHE BANC ALEX. BROWN
                             JOSEPHTHAL & CO. INC.
                            FIDELITY CAPITAL MARKETS
             A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION